

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of August 2002.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1. [Annual Report 2002 of Nomura Holdings, Inc.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 12, 2002

By: /s/ Masanori Itatani
Masanori Itatani
Director

1. This document is produced by Nomura Holdings, Inc. ("Nomura").
2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5. This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers.

We offer a diverse line of competitive products and value-added financial and advisory services through the 126 domestic branch offices of Nomura Securities Co., Ltd. and an overseas network that comprises offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Business Portfolio

Our business portfolio consists of Securities Businesses (Domestic Retail and Global Wholesale) and Asset Management Businesses.

◦*Securities Businesses*

Securities Businesses consist of Domestic Retail and Global Wholesale (Fixed Income, Equity, Investment Banking and Merchant Banking).

Domestic Retail

Domestic Retail provides investment consultation services to customers on how to grow their assets over the long term, proposing financial products and investment portfolios that are tailored to their asset-building needs.

Global Wholesale

Global Wholesale offers borderless solution-based financial services through the capital markets to institutional and corporate customers, and customers in public sectors.

◦*Asset Management Businesses*

Asset Management offers a range of comprehensive services. These include the management of investment trusts and investment advisory services. In the defined contribution pension plan market, they vary from plan implementation to product supply.

Breakdown of Income before Income Taxes by Segment


Year ended March 31, 2002
Domestic Retail 9%
Global Wholesale 86%
Asset Management 5%


Year ended March 31, 2001
Domestic Retail 17%
Global Wholesale 77%
Asset Management 6%

Annual Report

2002

Nomura Holdings, Inc.

NOMURA

Consolidated Financial Highlights (U.S. GAAP)

Nomura Holdings, Inc.

	Millions of yen (Except per share data)			Thousands of U.S. dollars (Except per share data)
	2000	2001	**2002**	**2002 (5)**
	(April 1, 1999~ March 31, 2000)	(April 1, 2000~ March 31, 2001)	**(April 1, 2001~ March 31, 2002)**	**(April 1, 2001~ March 31, 2002)**
Income statement data:				
Revenue	¥ 1,499,781	¥ 1,469,298	**¥ 1,825,399**	**$ 13,755,833**
Interest expense	437,131	553,643	**504,048**	**3,798,402**
Net revenue	1,062,650	915,655	**1,321,351**	**9,957,431**
Non-interest expenses	690,430	759,483	**1,148,379**	**8,653,949**
Income before income taxes	372,220	156,172	**172,972**	**1,303,482**
Income tax expense	168,671	98,762	**4,926**	**37,122**
Net income	¥ 203,549	¥ 57,410	**¥ 168,046**	**$ 1,266,360**
Balance sheet data (period end):				
Total assets	¥ 14,610,868	¥ 17,146,024	**¥ 17,758,273**	**$ 133,822,705**
Shareholders' equity	1,410,976	1,436,428	**1,604,929**	**12,094,416**
Common stock	182,796	182,797	**182,800**	**1,377,543**
Number of shares issued	1,962,977,247	1,962,977,841	**1,965,919,860**	
Return on equity (ROE) (1)	15.3%	4.0%	**11.1%**	

	Yen			U.S. dollars
Per share data:				
Net income per share—basic (2)	¥ 103.71	¥ 29.25	**¥ 85.57**	**$ 0.64**
Net income per share—diluted (2)	103.17	29.25	**85.32**	**0.64**
Shareholders' equity per share (3)	719.93	731.77	**816.48**	**6.15**
Cash dividends per share (3)	15.00	17.50	**15.00**	

	U.S. dollars		
Cash dividends per share (3) (4)	0.14	0.14	**0.12**

Notes:

(1) Calculation method: Annualized net income divided by average shareholders' equity.

(2) Calculated using the weighted average number of shares outstanding for the year (excluding treasury shares held by Nomura or its subsidiaries).

(3) Calculated using the number of shares outstanding (excluding treasury shares held by Nomura or its subsidiaries) at year end.

(4) Calculated using the yen-dollar exchange rate at the date of our shareholders' meeting, at which the relevant dividend payment was approved.

(5) Calculated using the yen-dollar exchange rate of $1.00=¥132.70, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2002.



Junichi Ujiie
President and Chief Executive Officer
Nomura Holdings, Inc.

It gives me great pleasure to present the annual report of Nomura Group for the fiscal year ended March 31, 2002 ("fiscal 2002").

Business Environment and Results

During fiscal 2002, we faced a particularly harsh business environment. This was brought about by a protracted slump in the Japanese economy and stock market as well as a heightened sense of uncertainty regarding the world economic outlook stemming from the September 11 terrorist attacks in the United States. At the same time, however, we recognize that important changes are afoot in the surrounding business environment set against the backdrop of deregulation. First among these is the strengthening of a trend toward a shift of financial assets out of bank deposits into securities products. In April 2002, special measures ensuring full guarantees on term deposits were abolished. Special measures for demand deposits are due to be abolished in April 2003. This type of planned deregulation is expected to give rise to a further strengthening of interest in securities products across the household and corporate sectors alike.

The second change relates to the acceleration of corporate restructuring aimed at enhancing corporate value through the efficient use of assets. This trend is apparent from the rising number of M&A deals among Japanese companies, increased share buybacks and the accelerated unwinding of cross-shareholdings.

Nomura Group regards these changes as a business opportunity and has developed its business aggressively. As a result, for fiscal 2002, based on U.S. GAAP, NHI posted income before income taxes of ¥173 billion and net income of ¥168 billion on net revenue of ¥1,321 billion. Return on equity (ROE) was 11.1%, a year-on-year rise of 7.1 points. Average ROE since the fiscal year ended March 2000 has been 10.1%.

Group Vision

Nomura Group aims to become a globally competitive Japanese financial services group. To this end, we prioritize three areas: broadening business in our mother market, promotion of Japan-focused globalization, and enhancement of our asset management businesses. As a financial target, we seek to ensure an average ROE of 10-15% over the medium to long term.

Business Execution Structure

Nomura Group has established a streamlined business execution structure designed to facilitate the achievement of management objectives. The Strategic Management Committee of NHI is responsible for formulating group management strategy and the efficient and flexible allocation of management resources based on close examination of the business plans of each division. In addition, we have established an advisory board as a consultative body to the Strategic Management Committee. Made up of top managers of prestigious Japanese corporations, this board offers management advice and recommendations that bring an important element of versatility to our management approach. When executing our business strategy, we focus on globally integrated businesses rather than individual legal entities.

Our business portfolio consists of Securities Businesses (Domestic Retail and Global Wholesale) and Asset Management Businesses. Division heads execute business within the management resources allocated. The Strategic Management Committee monitors performance using measurements that include Nomura Value Added (NVA), calculated by subtracting the cost of capital from income after tax.

Strategies by Division

Now I would like to elaborate on our strategy for each division. First, Domestic Retail.

Our goal in Domestic Retail is to establish a strong sales base and create a profit structure less susceptible to the fluctuations of any single market, such as stock market or bond market. As such, we are pushing ahead with broadening our customer base and diversifying our product lineup.

With respect to broadening our customer base, we have combined face-to-face consulting services with an IT-driven approach toward administrative services like order execution and account maintenance. This has enabled our sales force to dedicate more time to meeting customers face-to-face to deepen relationships, thereby strengthening our consulting capacity.

We are also aiming to enlarge our customer base among asset-builders and corporate employees through corporate channels, including employee stock ownership plans (ESOPs). To diversify our product mix, in December 2001 we set up Nomura Fund Universe to offer investors the optimum tools for selecting high-quality investment trusts. Additionally, we continue to provide lectures at universities and run seminars on investment as a means of broadening participation in the securities markets.

In Global Wholesale, our aim is to establish a strong global presence with an emphasis on Japan. For this purpose, we are setting up a global product supply system and strengthening solution-based financial services.

By integrating our global customer order flow, we are able to provide investors inside and outside of Japan with high liquidity and a stable product supply. For corporations that urgently need restructuring, we are promoting solution-based financial services through the capital markets by focusing on M&A advisory services and merchant banking business. This involves reviewing companies' business portfolios, rebuilding balance sheets, reorganizing companies so as to expand their cross-border capabilities, or boosting corporate revival business activities.

In Asset Management, the recent introduction of defined contribution pension plans and the abolition of special measures ensuring full guarantees on bank deposits have dramatically transformed the asset management business landscape. We seek to enhance our asset management capabilities by utilizing the collective strength of the Nomura Group. To this end, we will bolster our product lineup and reinforce our commitment to the defined contribution pension plan business. As an initial step toward capturing individual financial assets, we have reshaped our savings-type product lineup, including money management funds (MMFs). In seeking to realize this goal, we have also developed such certain products as the Nomura Short Term Prime Fund, which was established as an income fund to meet customers' needs for higher returns. We are committed to strengthening our approach to the defined contribution pension plan business by building on our strong position in the ESOP market and capitalizing on our asset management business know-how.

Enhancing Corporate Governance

Finally, I would like to briefly describe what we have done to enhance our system of corporate governance.

First, of NHI's 11 directors two are outside directors. Second, we established the Audit Committee, which also includes an outside director, to promote increased corporate propriety across the entire Nomura Group and enhance internal audit system. Third, we set up the Executive Compensation Committee to discuss modalities for Nomura Group compensation. Outside directors form the majority of this committee.

Operating under this strengthened system of corporate governance, Nomura Group is totally committed to increasing shareholder value over the medium to long term, and I believe we have the right strategies to meet the expectations of shareholders and investors alike. As always, we look forward to your continued support.



Junichi Ujiie
President and Chief Executive Officer
Nomura Holdings, Inc.
July 2002

Nomura Group

Contents

Vision and Philosophy

Nomura Group is a financial services group comprising NHI and its domestic and overseas subsidiaries. We provide customers with high value-added financial services under a unified group strategy, seeking to consistently grow shareholder value by generating sustained revenues from these services.

Vision

We identify our core businesses as the securities and other closely related businesses. We concentrate management resources on these areas in order to provide solutions through the capital markets to match customer needs such as asset management and financing. To consistently grow shareholder value, we aspire to be a globally competitive Japanese financial institution by focusing on Japanese customers and products as a first step toward global expansion. We seek to establish a dominant position in our home market, which has high growth potential, and develop an organization capable of delivering services worldwide.

Vision

A globally competitive Japanese financial institution

Philosophy

1. Focuses on core businesses
2. Provides solutions through capital markets
3. Contributes toward development of the capital market
4. Promotes management with an emphasis on shareholder value

Financial Target

An average return on equity (ROE) of 10-15% over the medium to long term

Business Portfolio

Nomura Holdings, Inc. and its domestic and overseas consolidated subsidiaries including Nomura Securities Co., Ltd. conduct comprehensive business management as Nomura Group under a unified strategy. In formulating our business strategy, we focus on global coordination of divisions rather than individual legal entities.

Our business portfolio is composed of Securities Businesses, i.e., Domestic Retail and Global Wholesale, and Asset Management Businesses. Global Wholesale is composed of four business lines: Fixed Income, Equity, Investment Banking, and, as of October 2001, Merchant Banking.

We allocate capital, human and other management resources to these businesses in a flexible and effective manner, striving to respond promptly and precisely to the diverse needs of our customers within a fast-moving environment.

Business Portfolio


Nomura Group
Domestic Retail
Global Wholesale
Asset Management
Fixed Income
Equity
Investment Banking
Merchant Banking

Social Role

A key factor in developing a market economy is increasing the number of people that are willing to accept the risks involved in participation in the financial markets. Capital flows are the lifeblood of the economy, and we believe that they best result from decisions based on the collective wisdom and experience of as large a number of people as possible rather than on the judgment of a few experts.

We strive to broaden the scope of the securities market and promote long-term policies for its invigoration. Specific efforts include the Nomura Asset Management Fair, intended to disseminate knowledge of investment trust products and appreciation of the importance of investment diversification, university lectures on securities markets both in Japan and abroad, seminars at branch offices nationwide, and investment education programs on cable television.

We hope to contribute to Japan's economic recovery by offering solutions through the capital markets to meet the diverse needs of customers, by encouraging an adequate supply and circulation of risk capital, and by helping to develop a healthy securities market in Japan.

Strengthening Corporate Governance

We promote management with an emphasis on shareholder value, and since October 2001 we have been strengthening our corporate governance as follows.

Outside Directors

We have appointed two of 11 directors from outside the Company. Additionally, we help raise management transparency by soliciting outside perspectives.

Audit Committee

We have the Audit Committee, which includes an outside director, to check the appropriateness of each subsidiary's activities and further develop Nomura Group's internal audit system.

Executive Compensation Committee

The Executive Compensation Committee was set up to discuss modalities for Nomura Group compensation. A majority of the members on this committee are outside members of the Board of Directors.

Management Structure

The outline of Nomura Group's business management is decided by NHI's Strategic Management Committee. It comprises the President and certain directors of NHI, including each division head, and is mainly responsible for the following:

- Establishment of Nomura Group's unified management strategy
- Efficient and flexible allocation of management resources, based on close examination of the business plans of Domestic Retail, Global Wholesale and Asset Management
- Monitoring performance of each division

In addition, an advisory board made up of top managers of prestigious Japanese global corporations was established in January 2001 for the purpose of advising and making recommendations to the Strategic Management Committee.

We solicit outside perspectives to help raise management transparency and promote efficient management from a multi-faceted approach unimpeded by existing internal models.

Management Structure of Nomura Holdings, Inc. (NHI) (As of end June 2002)


General Meeting of Shareholders
Board of Directors
Statutory Auditors
Board of Statutory Auditors
Audit Committee
Executive Compensation Committee
President and CEO
Strategic Management Committee
Advisory Board

Business Execution Structure

Management resources for business execution are allocated efficiently and flexibly, based on close examination of the business plans of our three divisions by the Strategic Management Committee. Each division head has responsibility to conduct business within allocated management resources. The Strategic Management Committee monitors performance closely, using Nomura Value Added (NVA), calculated by subtracting the cost of capital from income after tax, and other measurements suited to each business.

Business Execution Structure and Performance Monitoring


Nomura Holdings
Strategic Management Committee
Examination of Divisional Business Plans
Capital Allocation
Monitoring
NVA, Other Measurements
Domestic Retail
Global Wholesale
Asset Management
Business Line Heads
Business Execution



Our Businesses

Contents

Securities Businesses

Our Securities Businesses consist of Domestic Retail and Global Wholesale.

Domestic Retail

Domestic Retail provides investment consultation services to customers on how to grow their assets over the long term, proposing financial products and investment portfolios that are tailored to their needs with respect to lifestyle, risk tolerance and asset character, as well as market and economic conditions.

Goals and Strategy

Our goal in Domestic Retail is to establish a strong sales base in the domestic retail market and create a profit structure less susceptible to the fluctuations of a single market. To this end, we will push forward with broadening our customer base and product diversification.

Business Model — Combination of Face-to-Face and IT Services

As a business model to achieve our goals and strategy, we have combined face-to-face consulting services with IT-related services. We provide customers with three ways to access services. They can visit any of our 126 branch offices nationwide (as of end June 2002) for face-to-face consultation with a representative, they can go online to access IT services such as Home Trade, or they can ring the Call Center for information on a variety of administrative procedures.

Drawing on the unique features of each interface, we seek to increase convenience for both high-net-worth customers and those at the asset-building stage. For example, questions about IT services like Home Trade, and address changes and other administrative procedures can be handled through the Call Center, orders for stocks and other financial products can be made through Home Trade, and customers can consult about investments with representatives at branch offices. Thanks to the integration of face-to-face consulting services and IT-related services, customers can enjoy the merits of both interfaces. In turn, we expect to expand our customer base and increase earnings without increasing the number of personnel.

Expand Customer Base

In providing investment consultation services, we consider the diverse needs of our customers while analyzing market and economic conditions. Rather than a single financial product such as stocks, we offer customers a wide range of investment options, from low-risk/low-return investments to high-risk/high-return investments. Despite the downward trend in stock prices from April 2000, we continued to make efforts to gather personal financial assets by focusing on savings-type products such as bond investment trusts. As the graph below shows, customer assets in our custody have grown steadily for some time irrespective of stock price fluctuations.

Business Model


Nomura
Customers
Consulting
Face-to-Face
High-Net-Worth Customers
Call Center
Administrative Services
Execution, Settlement, Administration of Accounts, Market Information, etc.
IT Services
Asset Builders

Retail Customer Assets and Nikkei Stock Average


Retail Customer Assets (Trillions of yen)
Nikkei Stock Average (Yen)
30
25
20
15
10
5
0
42,000
35,000
28,000
21,000
14,000
7,000
0
85.3
90.3
95.3
00.3
02.3

Note: Nikkei Stock Average closing price at year ended March 31.





Number of NCMS Accounts
(Thousands of accounts)
3,000
2,500
2,000
1,500
1,000
500
0
99.9 00.3 00.9 01.3 01.9 02.3

The Nomura Cash Management Service (NCMS), which increases convenience for customers and improves business efficiency, had over 2.9 million accounts as of the end of March 2002. This service provides an automatic fund-sweeping function. When securities and investment trusts are purchased, the customer's Nomura Money Reserve Fund is automatically debited for the amount of the purchase price. When securities are sold, the proceeds are automatically credited to the customer's Nomura Money Reserve Fund. This helps customers manage their assets without waste and allows us to improve the efficiency of our settlement processes.

Face-to-Face Services

Simply offering a complete line of products or delivering high-quality information is not enough to provide the services that customers really need. In providing investment consultation services, the single most important factor is gaining an understanding of the customer's unique circumstances through conversation, and only then providing direction on how to use our products and information to meet the customer's individual needs. Our sales representatives across Japan consult with customers to gain a clear understanding of their needs. They provide information and advice on investments to help customers meet their financial goals.

To expand our customer base, we will develop a branch strategy based on detailed investigations and analyses of the distribution of customers and their financial assets by region. The opening of the Nerima branch office in July 2001 and the Kokubunji branch office in October of the same year brought the total number of domestic branch offices to 126 as of the end of June 2002. Nakano and Chofu branch offices are expected to open in October and November 2002, respectively.

Nomura iT Support 21

Recent developments in IT have allowed us to swiftly exchange large amounts of information with customers. In an effort to enhance customer convenience, we integrated Nomura Home Trade, Nomura Telephone Answer, Nomura Stock Price Dial, and other services that use IT into Nomura iT Support 21. We are also expanding ATM partnerships with a variety of financial institutions.

Nomura Home Trade

Nomura Home Trade is an online service that plays a key role in our IT services. Online accounts surpassed 930,000 as of the end of March 2002, representing a top 30% share of the market. We ensure the highest level of security in the world, and provide customers with the ability to trade online (e.g., place buy/sell orders for stocks and investment trusts) whenever they please. Customers also have access to a variety of Nomura information.

Customers may try out Nomura Home Trade and other IT services at the Demonstration Corners in a number of branch offices.

Major Services of Nomura Home Trade

- Order placement of stocks, convertible bonds and investment trusts
- Provision of investment information, including our research reports
- Provision of current status reports on asset portfolios, investments and transactions

Nomura Telephone Answer/Nomura Stock Price Dial

Nomura Telephone Answer provides a wide range of free automated voice services. Customers can place orders for stocks and investment trusts such as Nomura Money Management Fund (MMF), and check account balances and stock prices. This service can be accessed from public telephones and cellular phones.

Nomura Stock Price Dial is an automated voice recognition service that allows customers to check current stock prices over the phone by simply naming the stock.

Automated Teller Machines (ATMs)

Customers can use a Nomura ATM to withdraw or deposit funds free of charge, including Sundays and holidays. We are working to enhance customer convenience by expanding our ATM network through partnerships. Customers can now access their Nomura accounts from postal savings ATMs, bank ATMs, convenience store ATMs, and locations with similar facilities. When there is no Nomura Securities branch office nearby, customers can use the ATMs of our business partners to withdraw and, in most cases, deposit funds.

Nomura Home Trade
(Online Trading Accounts)


(Thousands of accounts)
1,000
800
600
400
200
0
99.9
00.3
00.9
01.3
01.9
02.3

Nomura Call Center

Nomura Call Center serves as a support system for our face-to-face and online securities trading services. Customers can request the following:

- Technical support for using Nomura Home Trade
- Basic administrative services, including name and address changes
- Brochures for investment trusts and other information

Broaden Customer Base—Approach via Corporate Channels

Our Approach via Employee Stock Ownership Plan (ESOP)

We retain a share of approximately 50% of the ESOP market, which comprises 3,000 companies and an estimated 3 million employees. Of these 3 million, 1.4 million are stock ownership plan members. We promote a system that supplies investment information directly through company computer networks (E-Plan). The information we provide acts as an investment portal site that will enable us to absorb more accurately the various needs of employees when they consider securities investment in the future. Also, our service makes it easy for plan members to open accounts with us when their holdings amount to a unit share (E-Support). When their assets reach a certain level, members can make use of the consulting services offered through our branch office network, and are even able to seek investment advice after retirement.

Broaden Customer Base — Approach via Corporate Channels


Our Approach via Employee Stock Ownership Plan (ESOP)
Nomura
Corporations
Employees
IT Services
Investment Information & Services
Intra-corporate Information Systems
Account Opening, E-Support
Face-to-Face Services
Consultation
Asset Building
ESOP Shares
Retirement Benefit



Emergence of New Business Opportunities through Corporate Restructuring

As a result of the restructuring of corporations and changes in the employment system, new business opportunities are opening up for us. Business reorganization and changes to pension schemes are giving rise to a new type of investor that has no prior experience of investing in securities products. Such has been the case with investment needs relating to lump-sum retirement benefits arising from the introduction of early retirement schemes as well as the demutualization of life insurance companies. To best satisfy such diversified needs, Domestic Retail cooperates closely with Global Wholesale. Through such means, we can broaden our customer base in the asset-builder and corporate employee markets.

Diversification of Product Mix

In a long-term effort to introduce securities products as personal financial assets, we offer products tailored to the diverse needs of customers with respect to life plans, asset character and other factors. Our Global Wholesale and Asset Management operations offer an extensive product line on a stable basis. In this way, we can offer portfolios optimized to the investment needs of customers, creating an appropriate combination of products from low risk/low return to high risk/high return.

As can be seen in the chart on the right, a comparison with the fiscal year ended March 2000 shows that while our reliance on equity-related products for revenue has decreased, revenue derived from bonds has increased. Revenue sources have been gradually further diversified, and the effect of market fluctuations duly mitigated.


Revenue Breakdown by Product
14%
24%
10%
52%
30%
16%
15%
40%
24%
13%
28%
35%
00.3
01.3
02.3
Equity
Bonds
Investment Trusts (Distribution Fees)
Investment Trusts (Administration Fees)

Nomura Fund Universe

Investment trusts are the most suitable product for customers wishing to diversify their assets, and also provide us with a means to advance product diversification. We selected high-quality funds and established Nomura Fund Universe in December last year based on analysis from Nomura Funds Research And Technologies and others. More precisely, Nomura Fund Universe is categorized by cash reserve and money market funds, income funds and total return funds, which allow our customers to select a product that precisely meets their investment needs.

Variable Annuity Insurance

We began offering variable annuity insurance in October 2001. With growing concern about life planning as a result of Japan's declining birth rate and aging population, and the introduction of defined contribution pension plans, the need to prepare for one's own future is expected to increase in the future. We recommend variable annuity insurance as a product that can meet the long-term individual needs of our customers. With approximately 5,000 qualified sales representatives, we are looking to expand this service by actively consulting with customers about these products.


Nomura Fund Universe
Cash Reserve
Income Funds
Total Return Funds
MMF
Free Financial Fund
Long-term Bond Investment Trust
Nomura Bond Open
Nomura Short Term Prime Fund
Global Equity
Global Bond
Domestic Equity

Global Wholesale

The integrated business approach of Global Wholesale allows us to provide more solution-finding services to institutional, corporate and government customers in and outside of Japan that transcend product and business lines. The competitive edge provided by such integration should bring excellent returns when the Japanese economy recovers.

Goals and Strategy

In Global Wholesale, we are establishing a global product supply system and strengthening solution-finding financial services to establish a dominant global presence with a focus on Japan.

Business Model—Promotion of Solution-Finding Financial Services

We promote solution-finding financial services as a business model in order to achieve our goal. Banks have traditionally supported corporate business expansion through credit creation such as bank loans and cross-shareholdings. However, the bursting of the economic bubble has left banks with severe balance sheet problems and provided a disincentive to corporate activities as a result of a deterioration in their capacity to supply adequate funds.

We aim to provide comprehensive solutions through capital markets. By doing so we seek to bolster earnings by supplying Japanese companies with risk capital from investors in and outside of Japan. We also aim to contribute to corporate revival as well as the revival of the Japanese economy.

Global Wholesale Business Model


NOMURA
Corporate Revival
Securitization
Debt Finance
Domestic Investors
Risk Capital
Japanese Corporations
Risk Capital
Overseas Investors
Unwinding of Cross-shareholdings
Equity Finance
Corporate Restructuring Consultation
M&A Advisory



Fixed Income

Sales and Trading

We strive to present our customers with the broadest possible range of products to meet their mixed investment needs. Government bonds are issued in larger volumes than other debt instruments and are highly liquid. We have a global trading system enabling customers to trade Japanese, U.S., European, Canadian and Australian government bonds round the clock, and a trading system for credit products to meet our customers' various credit needs through careful management of positions based on our sophisticated risk management capabilities.

We also offer derivative products tailored to meet customer's individual needs through our risk tolerance capacity underpinned by appropriate risk management capabilities and strong capital base.

Furthermore we provide quick and appropriate solutions to problems related to asset management thanks to synergy effect with ample product lineup and capable sales personnel who can understand customer needs correctly by utilizing our worldwide sales trading network.

Securitization

Financial strategy is instrumental in supporting the expansion of a company's core business. Demand for finance through securitization is increasing. This allows corporations and governments to reduce interest-bearing liabilities, and property and equipment ownership costs through the liquidation of assets. At the same time, institutional investors, unable to generate high returns from conventional low-risk products due to low interest rates, are attracted to such structured products.

In light of these circumstances, we are looking to strengthen our organization by positioning securitized products as a core product alongside conventional bonds. Our entire global network is working together to develop and market these products. Our efforts have resulted in the securitization of GNMA project loans and re-performing mortgage loans in the U.S.

Nomura's Share of JGB Auctions


Nomura
15%

Year ended March 31, 2002
Source: Nomura Securities

Nomura's Share of Secondary Trading


Nomura
15%

Year ended March 31, 2002
Source: Nomura Securities

Equity

Our global equity sales and trading activities benefit from our dual franchise, consisting of a large retail customer base in Japan and a global institutional customer base. We focus on transactions driven by customer order flows, and integrating those order flows globally enables us to execute large-size orders smoothly and efficiently.

Nomura's Share of Off-Floor/ Off-Exchange Stock Trading in Japan


Nomura
19%

Year ended March 31, 2002
Source: Nomura Securities

Global Integration of Order Flows

Using these globally integrated customer order flows, we can both reduce risk and increase profit. In recent years, many Japanese corporations have accelerated their liquidation of cross-shareholdings of other Japanese corporations. Responding to these circumstances, we developed a system capable of smoothly executing even a large volume of trading orders without seriously affecting the market by drawing on a broad base of individual and corporate customers both in Japan and abroad, and by applying our risk management and trading capabilities. We continue to secure a high share of off-floor and off-exchange transactions, which are frequently used to execute large volume trades of institutional investors.

Investment Banking

We provide a broad range of investment banking services, including underwriting, M&A and financial advisory services, real estate-related investment banking services and securitization.

Underwriting

We continue to strengthen our placement power by broadening our domestic retail customer base and our global institutional customer base, and to improve our ability to structure offerings in a timely manner to match issuers' particular needs and investors' demand.

We have sponsoring relationships with about 60% of Japan's listed and registered companies. Thirty-nine of our domestic branch offices have corporate finance teams that maintain close contacts with local corporations on investment banking matters. As a result, in the fiscal year ended March 2001, we lead-managed 51 out of the 198 Initial Public Offerings (IPOs) and, in the fiscal year ended March 2002, 44 out of the 174 IPOs.

In addition, we acted as joint lead manager for the global dollar issues of the European Investment Bank (EIB), the Asian Development Bank (ADB) and Oesterreichische Kontrollbank Aktiengesellschaft (OKB), which we distributed globally. We are the leading underwriter in Japan of fixed income securities issued by public corporations, municipalities and corporate issuers, as well as foreign public and private issuers and supranationals.

Nomura's Market Shares

Japanese IPOs


Nomura
36%

Year ended March 31, 2002
Source: Nomura Securities

Japanese Public Offerings


Nomura
34%

Year ended March 31, 2002
Source: Nomura Securities

Japanese Straight Bonds


Nomura
21%

Year ended March 31, 2002
Source: Thomson DealWatch
Full-credit Base

Samurai Bonds


Nomura
38%

Year ended March 31, 2002
Source: Thomson Financial
Bookrunner Base



M&A and Financial Advisory Services

We provide M&A and financial advisory to facilitate business reorganization and corporate restructuring, for which ongoing deregulation and increased urgency among corporations have produced a growing demand.

We acted as financial advisor to Vodafone Group in its successful tender offer for East Japan Railway's equity stake in Japan Telecom and the cross-border acquisition of Seiyu by Wal-Mart. Regarding corporate revival business, we acted as a financial advisor to Niigata Engineering, and have contributed to the revival of other domestic corporations. As a result, in *Thomson Financial*'s 2001 ranking of advisors for completed M&A deals involving Japanese companies, Nomura placed second in terms of total value. For January to June 2002, Nomura placed first in terms of total value in *Thomson Financial*'s ranking of advisors for announced M&A deals involving Japanese companies.

M&A Ranking (Jan.-Dec. 2001)*

Rank	Advisor	Amount (US$ Billion)	Number of Deals
1	Goldman Sachs & Co	94.0	22
2	Nomura Group	57.7	61
3	JP Morgan	56.6	21
4	Daiwa Securities SMBC	48.5	34
5	Merrill Lynch & Co Inc	32.5	11

*Completed Mergers and Acquisitions: Any Japanese involvement. League table based on rank value.

Source: Thomson Financial

Merchant Banking

We invest our own capital to actively assist in corporate reorganizations, maximizing the return on investments by raising corporate value. We added Merchant Banking as a new business line in October 2001 as part of our organizational changes.

In an environment where Japanese corporations are required to use their assets efficiently, disposal of diversified assets is a possibility. We look to pursue capital gains by investing our own capital, drawing on expertise accumulated overseas.

The focus of this business is to acquire under-performing, misunderstood or challenging businesses where we aim to generate corporate value by using our investment experience and know-how. Investments range from management buyouts (MBOs) to corporate reorganizations based on the strategic needs of our customers. We invest in various ways through Nomura Principal Finance. For example, we invested in CCI and UHT for the purpose of MBO, and the acquisition of Daikuma in collaboration with Yamda Denki. Regarding corporate revival deals, we invested in Fuji Car Manufacturing, which had filed for bankruptcy under the Civil Rehabilitation Law.

In Europe, the Principal Finance Group (PFG) contributed its investments to a limited partnership in exchange for a limited partnership interest. As such, an independent investment manager assumed control of these investments. As a result, we completed a reorganization of management structure in March 2002. We have also introduced outside capital to limit risk while pursuing returns.

Research is the foundation of the securities business, supporting all products and services. Nomura Group organizes its research activities within a global framework, all the better to provide high-quality information.

Development of a Global Research Framework

With cross-border capital movements and globalized corporate operations now day-to-day phenomena, it has become less meaningful to view companies in a national context. There is also a heightened tendency for stocks in the same sectors to move in unison internationally. Fewer investment decisions are based on the nationality of companies and trading markets; rather, the key factor is global comparison of corporate values by sector. Parallel to this development, there is a greater need than in the past to present attractive overseas investment opportunities to Japanese investors.

We have taken steps to match our research organization to the scenario described above.

Formerly, we took a region by region approach in our analyses of corporations and formulation of investment strategies. However, in order to enhance our global research framework, we put greater emphasis on corporate research focused on global comparison within the same sector. Collaboration between analysts is conducted flexibly, with global teams for each research project. Research results are distributed in Japanese and English reports in accordance with the compliance regulations of the various regions. With regard to quantitative research, we are creating an optimal model that accommodates the best financial techniques to the particular needs of institutional investors throughout the world.

We believe that by providing high value-added information to a broad range of investors, including domestic individual investors, and domestic and overseas institutional investors, we can contribute to the overall efficiency of financial and capital markets.


野村バイオコンファレンス2001 Autumn
Bio Conference, autumn 2001




グローバルインベストメントとグローバルインデックス
FTSE－野村證券㈱金融研究所提携記念コンファレンス
主催　野村證券㈱金融研究所、FTSE
1ch 日本語
2ch ENGLISH
Celebrating the tie-up between FTSE and Nomura Securities Financial Research Center

Nomura Securities Financial Research Center

The research activities of the Financial Research Center are conducted by four departments, namely Equity Research, Investment Strategy, Quantitative Research and Investment Banking Research. The Center's analysts rank consistently high in polls published by *The Nikkei Financial Daily* and *Institutional Investor*.

In an effort to strengthen our response to global research and compliance, for which investor needs have been increasing in recent years, we set up a Corporate Office in October 2001.

Equity Research Department (Sector Analysts)

This department has a staff complement of approximately 130, including 50 sector analysts covering 630 companies. In terms of total market capitalization, it covers 85% of the First and Second Sections of the Tokyo Stock Exchange and the OTC market. In addition to analyses of companies' financial statements, visits to plants, stores, etc., and interviews with management, the Equity Research Department carries out research on overseas subsidiaries and foreign competitors. Investment recommendations are delivered to investors in the form of approximately 4,000 Morning Meeting Memos and 300 reports each year.

Investment Strategy Department (Strategists)

This department analyzes the macroeconomies of different countries and international capital flows, and makes investment recommendations on the stock markets of different countries based on the performance forecasts of analysts in the Equity Research Department. In the monthly report *Japan Stock Investment Strategies*, Nomura Securities offers views on Japanese stocks, taking into account the macroeconomic environment, industry trends, corporate profitability, and the supply/demand situation. The department also publishes regular reports on the international diversification of investments, and U.S., European and Asian stock markets.

Quantitative Research Department (Quantitative Analysts)

This department makes investment recommendations derived from quantitative analysis. The department is developing dialogs with investors, including pension funds, and research institutions, and provides leading-edge information on financial engineering technology. Current activities include the classification by sector of not only Japanese stocks but also stocks from the world's other major markets, and efforts to find appropriate valuations. As global investors increasingly require sector-by-sector analysis, improving the accuracy of international comparisons in quantitative analysis is an ongoing preoccupation of this department.

Investment Banking Research Department (Investment Analysts)

This department supports Nomura Securities' investment banking operations. Its key functions relate not only to financing and conventional asset management, but also to corporate restructuring, assisting corporations to make the most efficient use of their assets, and making recommendations on corporate alliances and mergers and acquisitions. It is not unusual for this process to extend across national borders. Analysts belonging to this department therefore require in-depth knowledge of relevant legal, accounting and taxation regulations.

Asset Management Businesses

In Japan, the need for asset management services is spreading and diversifying fast against a background of concern about personal financial security, including the adequacy of pensions. Nomura Group actively promotes asset management business with good growth prospects, centered on Nomura Asset Management Co., Ltd. (NAM).

Goals and Strategy

As a result of stagnating socioeconomic conditions and an accelerated decrease in the birth rate, proper and efficient asset management is increasingly required by all classes of investors, ranging from household to institutional. We identify the details of such trends with great accuracy and aim to strengthen our system in order to meet diversified asset management needs by providing investment trusts and investment advisory businesses. In particular, the improvement of product mix and strengthening of defined contribution pension plan business is one of the most crucial issues in promoting asset management businesses.

Enhancement of Investment Trust Products

Amid a changing business environment, including a prolonged slump in the stock markets and extremely low interest rates, removal of the full deposit guarantee and the start of defined contribution pension plans, we have entered an age in which investors are required to invest appropriately taking into consideration the nature of each of their assets. We offer a comprehensive product lineup with several risk/return characteristics, extending from cash reserve products to high risk/high return products. By doing so, we intend to meet diversified and sophisticated needs of investors.



Largest Balance of Assets Under Management in Investment Trusts in Japan

The outstanding balance of assets under management in NAM's public investment trusts as of the end of March 2002 was ¥3.2 trillion in stock investment trusts and ¥10.4 trillion in bond investment trusts. The total of ¥13.6 trillion placed NAM in top place in the domestic market, and the company expects its assets under management to increase steadily as demand grows.

Assets under Management in NAM's *Public Investment Trusts*

(Trillions of yen)


18
12
6
0
99.9 00.3 00.9 01.3 01.9 02.3
Bond Investment Trusts
Stock Investment Trusts

NAM's Share of Public Investment Trusts in Japan


Nomura
33%

As of March 31, 2002
Source: Nomura Securities

Enhancement of Product Mix

NAM plays a central role in product development and management. It offers a comprehensive product lineup, extending from Nomura MMF, bond investment trusts and other low risk/low return products to high risk/high return products such as stock investment trusts.

We are actively re-shaping and developing our product lineup to capture individual financial assets. First, we have clarified the individual positions of our MRF, MMF and other savings-type products as a product group emphasizing security of principal. Second, we have established Nomura Short Term Prime Fund and Nomura Short Term Bond

Open as income funds to meet customers' higher return needs. Third, in April 2002, we launched industry index ETFs. These provide individual investors with a new selection of products and facilitate the unwinding of cross-shareholdings by financial institutions. In August 2002, we launched a fund of funds called "My Story," enabling small investors to spread their investments over various investment trusts.

Investment Advisory Business

The investment advisory business continues to expand due to deregulation, including the start of pension fund asset management in the early 1990s for investment advisory companies. Plans to expand the role of the private sector in the management of public pension funds will serve to raise the size of Japan's investment advisory assets.

The outstanding balance of assets for which NAM is contracted to provide investment advice was ¥4.5 trillion as of March 2002, and the balance of domestic pension fund assets for which NAM acts as advisor was ¥3.6 trillion as of the end of March 2002, putting NAM among the leaders in the Japanese market.

Nomura BlackRock Asset Management Co., Ltd.

Nomura BlackRock Asset Management is an investment advisory company established in April 1999 as a joint venture between Nomura Asset Management Co., Ltd. and The BlackRock Co., Inc. of the United States. BlackRock uses world-leading risk management technology, and is rated highly in the U.S., particularly for bond management. We market BlackRock's management products and services in Japan on an exclusive basis, and Nomura BlackRock Asset Management provides investment advisory services to institutional investors such as financial institutions and pension funds. As of the end of March 2002, the outstanding balance of assets under management was ¥708 billion.

Enhancement of Product Mix


Savings-type Investment Trusts
Short Term
Medium Term
Cash Reserve
MRF
Bond Fund
MMF
FFF
Income Funds
Nomura Short Term Prime Fund
Nomura Short Term Bond Open

Promotion of ETF
Market Share by ETF Type


TOPIX Type
89%
Nikkei 225 Type
69%

As of end March 2002
Source: Nomura Securities

Strengthening Defined Contribution Pension Plan Business

Japan's Defined Contribution Pension Plan Law became effective on October 1, 2001, marking the start of pension plans whose benefits fluctuate in accordance with the results of investment decisions as well as general market conditions.

Based on accumulated know-how in the investment trust and investment advisory businesses, and a well-established presence in the corporate employees' investment plan market, we are utilizing Nomura Group's collective strength to provide a wide variety of services relating to defined contribution pension plans, ranging from support for plan implementation to supply of products.

Support for Plan Implementation (Plan Design)

In providing plan design and support for implementation of defined contribution pension plans, Nomura Securities Co., Ltd. acts as a relationship manager with corporations. Nomura Funds Research and Technologies Co., Ltd. (NFR&T), established as a joint venture between NHI and Nomura Research Institute, Ltd., proposes plan designs optimally suited to the particular situations of institutional customers.

Response to Introduction of Defined Contribution Pension Plans


Plan Design
Trust Services
Product Supply
NFR&T
The Nomura Trust and Banking Co.,Ltd.
NOMURA ASSET MANAGEMENT
NFR&T
Relationship Manager/ Investment Education
NOMURA
Product Selection
Provision of Information to Subscribers
Record-keeping
Plan
NFR&T
Plan
FUNDNET
JIS&T

NFR&T	Nomura Funds Research and Technologies Co., Ltd.	DPlan	Nomura DC Planning Co., Ltd.
FUNDNET	The Nomura Fundnet Securities Co., Ltd.	JIS&T	Japan Investor Solutions and Technologies Co., Ltd.

Management Support

◦ Product Selection

Based on management assessments and analyses of investment trusts carried out by NFR&T and Standard & Poor's, Nomura DC Planning Co., Ltd. (NDCP) makes product selections and offers proposals from a neutral standpoint. We conduct quality control by making quantitative and qualitative assessments, analyses and product selections from a wide range of products provided by a variety of management companies.

◦ Provision of Information to Subscribers

As the key player and management entity in this business, NDCP provides explanations of products and information on investment trust prices through cooperation with The Nomura Fundnet Securities Co., Ltd., which operates call centers.

◦ Record-keeping

Japan Investor Solutions and Technologies Co., Ltd. (JIS&T) provides regular reports and record administration services for all subscribers.

Trust Services

Nomura Trust and Banking Co., Ltd. provides administration services, including execution of trades on customer orders received through JIS&T.

Product Supply

Nomura Asset Management sets up and manages investment trusts to help subscribers accumulate assets over the long term. It strives to improve results through in-depth risk analysis of a wide range of investment trusts.

Investment Education

Nomura Securities Co., Ltd. provides investment education through websites, publications, seminars and other tools for subscribers and companies that intend to start defined contribution pension plans.

Sponsored Lectures

It is important to provide the young people who will eventually be responsible for the development of Japan's economy with the opportunity to come into contact with the world of finance. Nomura Group organizes lectures by directors and managers in some 100 universities throughout Japan on the significance and operations of the securities business.

Nomura Cultural Foundation


PMF
PMF International Music Education Festival 2001

Nomura Group supports a wide range of cultural activities in Japan and overseas via, among others, the Nomura Cultural Foundation.

The Foundation was established on May 22, 1990. Its aim is "To provide assistance for the education of young artists, to support international exchange activities in art and culture, and to provide scholarships for foreign students studying in Japan, thereby promoting the development of international human resources and fostering international understanding as well as contributing to the promotion of Japan's art and culture."

The most important event supported by the Foundation is the Pacific Music Festival (PMF), held over four weeks each summer in the Sapporo Art Park. PMF is an International Music Education Festival established in 1990 at the suggestion of the late Leonard Bernstein. More than 1,000 young musicians have already trained at this festival, and many of its graduates are currently engaged as performers and conductors throughout the world.

In December 2000, in recognition of their continued support of PMF since its establishment, Nomura Securities and the Nomura Cultural Foundation, together with other supporters, were awarded the Mecenat Award for Outstanding Cultivation of the Arts (1999) by the Association for Corporate Support of the Arts. Also, in March 2001 PMF was awarded the 10th Culture Life Award Grand Prix by the Japan Fashion Association for its work in promoting the role of culture as a contributor to a genuinely affluent society.

2002 FIFA WORLD CUP™


NOMURA
野村證券
2002 FIFA WORLD CUP
KOREA JAPAN
2002 FIFA WORLD CUP™ OFFICIAL SUPPLIER

Nomura Securities Co., Ltd. was an official supplier in Japan to the 2002 FIFA World Cup™, co-hosted by Japan and Korea from May 31 to June 30. The 2002 World Cup, the first to be held in Asia, attracted the world's attention from the first match in Seoul on May 31 to the final in Yokohama on June 30. Nomura Securities supported the 2002 World Cup, hoping that the tournament would provide a fillip to the Asian and world economies.

Nomura America Foundation

The Nomura America Foundation was established in the State of New York in March 1994, since when it has generally contributed funds to charitable organizations that are of interest to Nomura employees. For example, over the past three years the Foundation has given money to educational institutions across the United States as well as to child welfare and community service organizations. Following the tragic events of September 11, 2001, Nomura employees worldwide have donated money to the Foundation for on-going relief efforts. The Foundation has distributed funds to families of fire fighters and police officers who were killed in the disaster.

Lectures at Oxford University



Nomura International plc in London sponsors the Nomura Centre for Quantitative Finance at Oxford University. The Centre aims to promote research in mathematics and finance, with a special emphasis on approaches that combine practical relevance with mathematical interest. As part of the Centre's activities, leading authorities in the fields of financial engineering and mathematical analysis present an annual lecture. The first lecturer was Robert Merton of Harvard University, who was awarded a Nobel Prize in 1997 for his work on option pricing theory. The purpose of the lectures is to encourage the development of exceptional talent in specialized fields relating to advanced derivatives modeling.

Corporate Data

(As of March 31, 2002)

Nomura Holdings, Inc.

Type of Business:
NHI is a holding company with controlling stakes in companies that conduct investment and financial services businesses with an emphasis on securities businesses.

Date of Incorporation:
December 25, 1925

Representative:
Junichi Ujiie, President and Chief Executive Officer

Capital:
¥182,799,788,854 (As of March 31, 2002)

Number of Common Stock Issued:
1,965,919,860 shares (As of March 31, 2002)

Number of Shareholders:
199,392 (As of March 31, 2002)

Listings:
The common shares of Nomura Holdings, Inc. are listed on the Tokyo, Osaka, Nagoya and Singapore stock exchanges. The shares are also listed on the New York Stock Exchange in the form of American Depositary Receipts and on the Amsterdam Stock Exchange (Euronext) both through the Amsterdam Securities Account System and in the form of Continental Depositary Receipts.

Head Office:
1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8645, Japan
Tel: 81(3) 5255-1000
Fax: 81(3) 5255-1064
URL: http://www.nomura.com

Transfer Agent and Registrar:
UFJ Trust Bank Limited
Corporate Agency Department
81(3) 5683-5111

Depositary for American Depositary Receipt (ADRs):
The Bank of New York
ADR Division 1(212) 815-2293
http://www.adrbny.com
Ratio:1 ADR =1 ordinary share

Board of Directors and Statutory Auditors

(As of June 30, 2002)

Board of Directors

President and Chief Executive Officer	Junichi Ujiie
Executive Vice President and Chief Operating Officer	Nobuyuki Koga
Directors	Hiroshi Toda Kazutoshi Inano Takashi Tsutsui Takashi Yanagiya Kenichi Watanabe Masanori Itatani Hitoshi Tada Masaharu Shibata* Hideaki Kubori*
Statutory Auditors	Hironobu Goto Munetsugu Wakamatsu Fumihide Nomura* Haruo Tsuji*

* Outside directors and outside statutory auditors

Nomura Holdings, Inc.

Consolidated Income Statement (U.S. GAAP)

	Millions of yen		
	Years ended March 31		
	2000	2001	**2002**
Revenue:			
Commissions	¥ 329,332	¥ 189,841	**¥ 140,001**
Fees from investment banking	93,644	87,160	**75,255**
Asset management and portfolio service fees	63,799	144,882	**109,985**
Net gain on trading	253,328	307,989	**162,228**
Interest and dividends	419,742	518,941	**500,541**
Profit (loss) on investments in equity securities	90,839	(98,968)	**(55,860)**
Profit from changes in equity of an affiliated company	—	—	**3,504**
PFG entities product sales	56,476	117,523	**294,931**
PFG entities rental income	144,005	103,339	**177,053**
Gain on sales of PFG entities	—	—	**116,324**
Gain on private equity investments	—	—	**232,472**
Other	48,616	98,591	**68,965**
Total revenue	1,499,781	1,469,298	**1,825,399**
Interest expense	437,131	553,643	**504,048**
Net revenue	1,062,650	915,655	**1,321,351**
Non-interest expenses:			
Compensation and benefits	286,268	305,190	**379,540**
Commissions and floor brokerage	21,342	26,393	**20,962**
Information processing and communications	54,961	70,998	**87,252**
Occupancy and related depreciation	71,191	65,319	**73,787**
Business development expenses	20,418	29,940	**26,652**
PFG entities cost of goods sold	37,408	84,004	**200,871**
PFG entities expenses associated with rental income	51,706	43,760	**111,529**
Other	147,136	133,879	**247,786**
	690,430	759,483	**1,148,379**
Income before income taxes	372,220	156,172	**172,972**
Income tax expense:			
Current	12,866	53,693	**61,898**
Deferred	155,805	45,069	**(56,972)**
	168,671	98,762	**4,926**
Net income	¥ 203,549	¥ 57,410	**¥ 168,046**

	Yen		
Per share of common stock:			
Net-income —Basic	¥ 103.71	¥ 29.25	**¥ 85.57**
—Diluted	¥ 103.17	¥ 29.25	**¥ 85.32**

Subsidiaries and Affiliates

(As of March 31, 2001)

Major Subsidiaries

Japan

NOMURA SECURITIES CO., LTD.
Nihonbashi Head Office:
1-9-1, Nihonbashi, Chuo-ku
Tokyo 103-8011, Japan
Tel: 81 (3) 3211-1811
Fax: 81 (3) 3278-0420

Otemachi Head Office:
2-2-2, Otemachi, Chiyoda-ku
Tokyo 100-8130, Japan
Tel: 81 (3) 3211-1811
Fax: 81 (3) 3278-0420

NOMURA ASSET MANAGEMENT CO., LTD.
2-1-14, Nihonbashi, Chuo-ku
Tokyo 103-8260, Japan
Tel: 81 (3) 3241-9511
Fax: 81 (3) 3241-8275

THE NOMURA TRUST & BANKING CO., LTD.
1-1-1, Nihonbashi, Chuo-ku
Tokyo 103-0027, Japan
Tel: 81 (3) 5202-1600
Fax: 81 (3) 3275-0760

NOMURA BABCOCK & BROWN CO., LTD.
1-11-1, Nihonbashi, Chuo-ku
Tokyo 103-0027, Japan
Tel: 81 (3) 3281-7141
Fax: 81 (3) 3281-0215

NOMURA CORPORATE ADVISORS CO., LTD. (merged with NOMURA SECURITIES CO., LTD. in April 2002)
2-2-2, Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
Tel: 81 (3) 3281-2031
Fax: 81 (3) 3281-2590

NOMURA CAPITAL INVESTMENT CO., LTD.
2-2-2, Otemachi, Chiyoda-ku
Tokyo 100-8130, Japan
Tel: 81 (3) 3278-5151
Fax: 81 (3) 3278-1432

NOMURA INVESTOR RELATIONS CO., LTD.
1-26-2, Nishi-Shinjuku, Shinjuku-ku
Tokyo 163-0537, Japan
Tel: 81 (3) 3340-0300
Fax: 81 (3) 3340-0308

NOMURA PRINCIPAL FINANCE CO., LTD.
2-2-2, Otemachi, Chiyoda-ku
Tokyo100-8130, Japan
Tel: 81 (3) 3278-0243
Fax: 81 (3) 3271-2498

THE NOMURA FUNDNET SECURITIES CO., LTD.
3-2, Nihonbashi-kobunacho, Chuo-ku
Tokyo 103-0024, Japan
Tel: 81 (3) 3665-1011
Fax: 81 (3) 3665-2505

NOMURA FUNDS RESEARCH AND TECHNOLOGIES CO., LTD.
2-2-2, Otemachi, Chiyoda-ku
Tokyo 100-8130, Japan
Tel: 81 (3) 3276-2151
Fax: 81 (3) 3275-9360

NOMURA DC PLANNING CO., LTD.
2-2-2, Otemachi, Chiyoda-ku
Tokyo 100-8130, Japan
Tel: 81 (3) 3275-0401
Fax: 81 (3) 3275-2277

NOMURA RESEARCH & ADVISORY CO., LTD.
2-2-2, Otemachi, Chiyoda-ku
Tokyo 100-8130, Japan
Tel: 81 (3) 5255-9416
Fax: 81 (3) 5255-1775

NOMURA BUSINESS SERVICES CO., LTD.
1-7-2, Nihonbashi-honcho, Chuo-ku
Tokyo 103-0023, Japan
Tel: 81 (3) 3278-9711
Fax: 81 (3) 3241-8187

NOMURA SATELLITE COMMUNICATIONS CO., LTD.
1-9-1, Nihonbashi, Chuo-ku
Tokyo 103-8011, Japan
Tel: 81 (3) 3271-6372
Fax: 81 (3) 3271-6377

AMERICAS

NOMURA HOLDING AMERICA INC.
2 World Financial Center, Building B
New York, New York 10281-1198, U.S.A.
Tel: 1 (212) 667-9300
Fax: 1 (212) 667-1058

NOMURA SECURITIES INTERNATIONAL, INC.
New York Head Office:
2 World Financial Center, Building B
New York, New York 10281-1198, U.S.A.
Tel: 1 (212) 667-9300
Fax: 1 (212) 667-1058

Chicago Office:
311 South Wacker Drive, Suite 6100
Chicago, Illinois 60606, U.S.A.
Tel: 1 (312) 408-9500
Fax: 1 (312) 408-9555

Los Angeles Office:
633 West, Fifth Street, 68th Floor
Los Angeles, California 90071, U.S.A.
Tel: 1 (213) 243-1600
Fax: 1 (213) 243-1649

São Paulo Representative Office:
Av. Brigadeiro Faria Lima no. 2179
6th Floor-cj. 61, São Paulo, S.P.
Brazil CEP 01452-000
Tel: 55 (11) 3034-2258
Fax: 55 (11) 3034-2259

NOMURA CORPORATE RESEARCH AND ASSET MANAGEMENT INC.
2 World Financial Center, Building B
New York, New York 10281-1198, U.S.A.
Tel: 1 (212) 667-9300
Fax: 1 (212) 667-1058

NOMURA ASSET CAPITAL CORPORATION
2 World Financial Center, Building B
New York, New York 10281-1198, U.S.A.
Tel: 1 (212) 667-9300
Fax: 1 (212) 667-1058

THE CAPITAL COMPANY OF AMERICA, LLC
2 World Financial Center, Building B
New York, New York 10281-1198, U.S.A.
Tel: 1 (212) 667-2250
Fax: 1 (212) 667-1095

NOMURA DERIVATIVE PRODUCTS, INC.
2 World Financial Center, Building B
New York, New York 10281-1198, U.S.A.
Tel: 1 (212) 667-9416
Fax: 1 (212) 667-1400

NOMURA GLOBAL FINANCIAL PRODUCTS, INC.
2 World Financial Center, Building B
New York, New York 10281-1198, U.S.A.
Tel: 1 (212) 667-2357
Fax: 1 (212) 667-1047

NOMURA INTERNATIONAL TRUST COMPANY
Exchange Place Center, 10 Exchange Place
16th Floor, Jersey City
New Jersey 07302, U.S.A.
Tel: 1 (201) 332-2155
Fax: 1 (201) 332-0547

NOMURA SECURITIES (BERMUDA) LTD.
Stockton House, 96 Pitts Bay Road
Pembroke HM 08, Bermuda
Tel: 1 (441) 296-4050
Fax: 1 (441) 296-4061

NOMURA CANADA INC.
P.O. Box 434, Suite 5830
1 First Canadian Place, Toronto
Ontario M5X 1E3, Canada
Tel: 1 (416) 868-1683
Fax: 1 (416) 359-8956

NOMURA REALTY ADVISORS, INC.
2 World Financial Center, Building B
New York, New York 10281-1198, U.S.A.
Tel: 1 (212) 667-9197
Fax: 1 (212) 667-1643

NOMURA FUNDS RESEARCH AND TECHNOLOGIES AMERICA, INC.
2 World Financial Center, Building B
New York, New York 10281-1198, U.S.A.
Tel: 1 (212) 667-9300
Fax: 1 (212) 667-1058

NOMURA ASSET MANAGEMENT U.S.A. INC.
180 Maiden Lane, 26th Floor, New York
New York 10038, U.S.A.
Tel: 1 (212) 509-8181
Fax: 1 (212) 509-8835

EUROPE & MIDDLE EAST

NOMURA SECURITIES CO., LTD.
Vienna Representative Office:
"Kärntner Ring Hof" Kärntner
Ring 5-7, A-1010 Vienna, Austria
Tel: 43 (1) 513-2322
Fax: 43 (1) 513-2321

NOMURA EUROPE HOLDINGS PLC
Nomura House, 1 St. Martin's-le-Grand
London, EC1A 4NP, U.K.
Tel: 44 (207) 521-2000
Fax: 44 (207) 521-2121

NOMURA INTERNATIONAL PLC
London Head Office:
Nomura House, 1 St. Martin's-le-Grand
London, EC1A 4NP, U.K.
Tel: 44 (207) 521-2000
Fax: 44 (207) 521-2121

Madrid Office:
Alcala 44, 3ºA, 28014, Madrid, Spain
Tel: 34 (91) 532-0920
Fax: 34 (91) 521-6010

Prague Representative Office:
2nd Floor, Betlem Palais, Husova 5
11000 Prague 1, Czech Republic
Tel: 420 (2) 24401444
Fax: 420 (2) 24248648

NOMURA BANK INTERNATIONAL PLC
Nomura House, 1 St. Martin's-le-Grand
London, EC1A 4NP, U.K.
Tel: 44 (207) 521-2000
Fax: 44 (207) 626-0851

NOMURA GLOBAL FUNDING PLC
Nomura House, 1 St. Martin's-le-Grand
London, EC1A 4NP, U.K.
Tel: 44 (207) 521-2000
Fax: 44 (207) 521-2121

BANQUE NOMURA FRANCE
164, rue de Rivoli, 75001, Paris, France
Tel: 33 (1) 42971900
Fax: 33 (1) 42971888

NOMURA NEDERLAND N.V.
Atrium 1st Floor, Strawinskylaan
3109 1077 ZX, Amsterdam, The Netherlands
Tel: 31 (20) 5999000
Fax: 31 (20) 4684682

NOMURA EUROPE FINANCE N.V.
Atrium 1st Floor, Strawinskylaan
3109 1077 ZX, Amsterdam, The Netherlands
Tel: 31 (20) 5999000
Fax: 31 (20) 4684682

NOMURA BANK (LUXEMBOURG) S.A.
6 avenue Emile Reuter, L-2420 Luxembourg
Grand Duchy of Luxembourg
Tel: 352-4638888
Fax: 352-463333

NOMURA BANK (DEUTSCHLAND) GmbH
MesseTurm D-60308 Frankfurt am Main
Federal Republic of Germany
Tel: 49 (69) 97508-0
Fax: 49 (69) 97508-600

NOMURA BANK (SWITZERLAND) LTD.
Zurich Head Office:
Kasernenstrasse 1, P.O. Box CH-8021 Zurich
Switzerland
Tel: 41 (1) 2957111
Fax: 41 (1) 2422141

Geneva Office:
10, Quai du Seujet, P.O. Box CH-1211
Geneva 11, Switzerland
Tel: 41 (22) 9098400
Fax: 41 (22) 7328314

NOMURA ITALIA S.I.M.p.A.
Via Palestro, 2-20121 Milan, Italy
Tel: 39 (02) 76461
Fax: 39 (02) 76317106

NOMURA SECURITIES HUNGARY LTD.
East-West Business Center
7th Floor, 1088 Budapest
Rákóczi út 1-3, Hungary
Tel: 36 (1) 235-5200
Fax: 36 (1) 235-5299

NOMURA INVESTMENT BANKING (MIDDLE EAST) E.C.
7th Floor, BMB Centre
Diplomatic Area, P.O. Box 26893
Manama, Bahrain
Tel: 973-530531
Fax: 973-530365

NOMURA FUNDING FACILITY CORPORATION LIMITED
International House, 3 Harbourmaster Place
IFSC, Dublin 1, Ireland
Tel: 353 (1) 667-0200
Fax: 353 (1) 670-0288

NOMURA ASSET MANAGEMENT U.K. LIMITED
6th Floor, Nomura House,
1 St. Martin's-le-Grand, London
EC1A 4NP, U.K.
Tel: 44 (207) 521-3333
Fax: 44 (207) 796-1246

NOMURA ASSET MANAGEMENT IRELAND LIMITED
Grand Central House,
1 Upper Grand Conal Street, Dublin 4, Ireland
Tel: 353 (1) 667-0022
Fax: 353 (1) 667-0042


Dublin
London
Amsterdam
Frankfurt
Prague
Paris
Luxembourg
Zurich
Vienna
Geneva
Budapest
Madrid
Milan
Manama
Beijing
Seoul
Tokyo
Shanghai
Hong Kong
Taipei
Hanoi
Bangkok
Manila
Kuala Lumpur
Singapore
Jakarta
Sydney
Toronto
Chicago
New York
Jersey City
Los Angeles
Bermuda
São Paulo

ASIA & OCEANIA

NOMURA SECURITIES CO., LTD.
Seoul Branch Office:
12th Floor, Youngpoong Building
33 Seorin-dong, Chongro-ku, Seoul, Korea
Tel: 82 (2) 399-6100
Fax: 82 (2) 399-5255

Taipei Branch Office:
14th Floor, 109 Min-Sheng East Road
Sec. 3, Taipei, Taiwan R.O.C.
Tel: 886 (2) 2547-9300
Fax: 886 (2) 2547-9388

Beijing Representative Office:
1708, Beijing Fortune Building
5 Dongsanhuan-Beilu, Chaoyang District
Beijing, People's Republic of China
Tel: 86 (10) 6590-8181
Fax: 86 (10) 6590-8182

Shanghai Representative Office:
601, Garden Hotel Shanghai
58 Maoming Nan-lu, Shanghai
People's Republic of China
Tel: 86 (21) 6415-1565
Fax: 86 (21) 6415-1317

Hanoi Representative Office:
Unit 1103, 11th Floor, Hanoi Central Building B
Ly Thuong, Kiet Street, Hanoi, Vietnam
Tel: 84 (4) 8250-414
Fax: 84 (4) 8250-219

NOMURA ASIA HOLDING N. V.
Atrium 1st Floor, Strawinskylaan
3109 1077 ZX, Amsterdam, The Netherlands
Tel: 31 (20) 5999000
Fax: 31 (20) 4684682

NOMURA INTERNATIONAL (HONG KONG) LIMITED
20/F-21/F, 3 Garden Road, Central
Hong Kong
Tel: 852 (2536) 1111
Fax: 852 (2536) 1888

NOMURA FUTURES (HONG KONG) LIMITED
20/F-21/F, 3 Garden Road, Central
Hong Kong
Tel: 852 (2536) 1111
Fax: 852 (2536) 1888

NOMURA SECURITIES (HONG KONG) LIMITED
20/F-21/F, 3 Garden Road, Central
Hong Kong
Tel: 852 (2536) 1111
Fax: 852 (2536) 1888

NOMURA ASIA LIMITED
20/F-21/F, 3 Garden Road, Central
Hong Kong
Tel: 852 (2536) 1720
Fax: 852 (2536) 1395

NOMURA SINGAPORE LIMITED
6 Battery Road, #34-01, Singapore 049909
Singapore
Tel: 65 (420) 1811
Fax: 65 (420) 1888

NOMURA SECURITIES SINGAPORE PTE. LTD.
6 Battery Road, #34-01, Singapore 049909
Singapore
Tel: 65 (420) 1811
Fax: 65 (420) 1818

NOMURA FUTURES (SINGAPORE) PTE. LTD.
6 Battery Road, #34-01, Singapore 049909
Singapore
Tel: 65 (420) 1811
Fax: 65 (420) 1888

NOMURA ADVISORY SERVICES (MALAYSIA) SDN. BHD.
Suite No.16. 3, Level 16, Letter Box No.46
Menara IMC, 8 Jalan Sultan Ismail 50250
Kuala Lumpur, Malaysia
Tel: 60 (3) 2076-6811
Fax: 60 (3) 2076-6888

P.T. NOMURA INDONESIA
7th Floor, The Daiwa Perdania Bank
Jl. Jend. Sudirman Kav. 40-41
Jakarta 10210, The Republic of Indonesia
Tel: 62 (21) 571-8888
Fax: 62 (21) 571-8881

NOMURA SECURITIES PHILIPPINES, INC.
18F, Tower The Enterprise Center
6766 Ayala Avenue Corner, Paseo de Roxas
Makati City 1200, Philippines
Tel: 63 (2) 886-5240
Fax: 63 (2) 886-5250

NOMURA AUSTRALIA LIMITED
Level 32, Colonial Centre,
52 Martin Place, Sydney, N.S.W. 2000, Australia
Tel: 61 (2) 9321-3500
Fax: 61 (2) 9321-3599

NOMURA ASSET MANAGEMENT SINGAPORE LIMITED
6 Battery Road #34-02, Singapore 049909
Singapore
Tel: 65 (420) 1788
Fax: 65 (420) 1799

NOMURA ASSET MANAGEMENT HONG KONG LIMITED
32/F Citibank Tower
Citibank Plaza, 3 Garden Road
Central, Hong Kong
Tel: 852 (2524) 8061
Fax: 852 (2536) 1067

Major Affiliates and Group Companies

JAPAN

NOMURA LAND AND BUILDING CO., LTD.
1-7-2, Nihonbashi-honcho, Chuo-ku
Tokyo 103-0023, Japan
Tel: 81 (3) 3231-6221
Fax: 81 (3) 3231-4625

NOMURA RESEARCH INSTITUTE, LTD.
2-2-1, Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
Tel: 81 (3) 5255-1800
Fax: 81 (3) 5255-9312

NOMURA REAL ESTATE DEVELOPMENT CO., LTD.
1-26-2, Nishi-Shinjuku, Shinjuku-ku
Tokyo 163-0566, Japan
Tel: 81 (3) 3348-8811
Fax: 81 (3) 3345-0381

JAFCO CO., LTD.
Tekko Building
1-8-2, Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan
Tel: 81 (3) 5223-7536
Fax: 81 (3) 5223-7561

NOMURA CHINA INVESTMENT CO., LTD.
1-7-2, Nihonbashi-honcho, Chuo-ku
Tokyo 103-0023, Japan
Tel: 81 (3) 3274-4608
Fax: 81 (3) 3274-6799

NIPPON CLEARING SERVICES CO., LTD.
6-7, Nihonbashi-koamicho, Chuo-ku
Tokyo 103-0016, Japan
Tel: 81 (3) 3663-6751
Fax: 81 (3) 3663-6733

ASIA & OCEANIA

NOMURA CITIC INTERNATIONAL ECONOMIC CONSULTANTS CO., LTD.
1601, Beijing Fortune Building
5 Dongsanhuan-Beilu, Chaoyang District,
Beijing, People's Republic of China
Tel: 86 (10) 6590-9091
Fax: 86 (10) 6590-9088

CAPITAL NOMURA SECURITIES PUBLIC COMPANY LIMITED
21/3 Thai Wah Tower, Ground Floor
South Sathorn Road, Bangkok 10120
Thailand
Tel: 66 (2) 285-0060
Fax: 66 (2) 285-0620

INTERNATIONAL UNION LEASING CO., LTD.
1616, Beijing Fortune Building
5 Dongsanhuan-Beilu, Chaoyang District,
Beijing, People's Republic of China
Tel: 86 (10) 6590-8989
Fax: 86 (10) 6590-8999

Domestic Network

(As of March 31, 2002)

	Office Name	Telephone	Address
	Head Office	81(3)3211-1811	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011
Hokkaido	Asahikawa Branch Office	81(166)23-1181	1 Migi, 9 Gojo-dori, Asahikawa-shi, Hokkaido 070-0035
	Hakodate Branch Office	81(138)26-8111	7-15, Wakamatsu-cho, Hakodate-shi, Hokkaido 040-0063
	Kushiro Branch Office	81(154)23-1171	13-1, Kitaodori, Kushiro-shi, Hokkaido 085-0015
	Sapporo Branch Office	81(11)261-7211	4, Kitasanjo-nishi, Chuo-ku, Sapporo-shi, Hokkaido 060-0003
Tohoku	Akita Branch Office	81(18)831-2111	4-2-7, Nakadori, Akita-shi, Akita 010-0001
	Aomori Branch Office	81(17)723-4111	2-6-29, Shin-machi, Aomori-shi, Aomori 030-0801
	Fukushima Branch Office	81(24)522-2111	4-1, O-machi, Fukushima-shi, Fukushima 960-8041
	Koriyama Branch Office	81(24)923-8711	2-5-12, Ekimae, Koriyama-shi, Fukushima 963-8002
	Morioka Branch Office	81(19)653-5000	2-2-18, Odori, Morioka-shi, Iwate 020-0022
	Sendai Branch Office	81(22)221-3111	2-1-1, Chuo, Aoba-ku, Sendai-shi, Miyagi 980-8730
	Yamagata Branch Office	81(23)622-1313	1-7-30, Toka-machi, Yamagata-shi, Yamagata 990-0031
Kanto	Aobadai Branch Office	81(45)985-1171	2-6-1, Aobadai, Aoba-ku, Yokohama-shi, Kanagawa 227-0062
	Atsugi Branch Office	81(46)224-8666	2-2-20, Naka-cho, Atsugi-shi, Kanagawa 243-0018
	Chiba Branch Office	81(43)227-2161	1-14-13, Fujimi, Chuo-ku, Chiba-shi, Chiba 260-0015
	Fujisawa Branch Office	81(466)25-1311	1-5-10, Kugenumaishigami, Fujisawa-shi, Kanagawa 251-0025
	Funabashi Branch Office	81(47)433-2211	2-1-33, Hon-cho, Funabashi-shi, Chiba 273-0005
	Hiratsuka Branch Office	81(463)21-2111	2-14, Beniya-cho, Hiratsuka-shi, Kanagawa 254-0043
	Kashiwa Branch Office	81(4)7163-2011	1-4-29, Kashiwa, Kashiwa-shi, Chiba 277-8769
	Kawagoe Branch Office	81(49)225-5151	105, Wakita-machi, Kawagoe-shi, Saitama 350-1122
	Kawaguchi Branch Office	81(48)256-3811	3-10-1, Sakae-cho, Kawaguchi-shi, Saitama 332-0017
	Kawasaki Branch Office	81(44)233-6751	5-2, Higashida-cho, Kawasaki-ku, Kawasaki-shi, Kanagawa 210-8604
	Matsudo Branch Office	81(47)362-1221	1281-29, Matsudo, Matsudo-shi, Chiba 271-0092
	Mito Branch Office	81(29)224-5231	1-3-37, Miya-machi, Mito-shi, Ibaraki 310-0015
	Omiya Branch Office	81(48)641-8111	1-24, Daimon-cho, Saitama-shi, Saitama 330-0846
	Saitama Branch Office	81(48)645-8100	2-155, Sakuragi-cho, Saitama-shi, Saitama 331-0852
	Shinyurigaoka Branch Office	81(44)953-6511	1-5-3, Kamiaso, Aso-ku, Kawasaki-shi, Kanagawa 215-0021
	Takasaki Branch Office	81(27)323-9111	58-1, Yashima-cho, Takasaki-shi, Gunma 370-0849
	Tama Plaza Branch Office	81(45)902-1122	5-1-2, Utsukushigaoka, Aoba-ku, Yokohama-shi, Kanagawa 225-0002
	Tokorozawa Branch Office	81(42)923-3811	10-19, Hiyoshi-cho, Tokorozawa-shi, Saitama 359-1123
	Totsuka Branch Office	81(45)881-1181	489-1, Kamikurata-cho, Totsuka-ku, Yokohama-shi, Kanagawa 244-0816
	Tsuchiura Branch Office	81(298)21-8811	1-10-8, Kawaguchi, Tsuchiura-shi, Ibaraki 300-0033
	Urawa Branch Office	81(48)833-1881	2-13-8, Takasago, Saitama-shi, Saitama 336-0011
	Utsunomiya Branch Office	81(28)636-2181	2-1-1, Babadori, Utsunomiya-shi, Tochigi 320-0026
	Yokohama Branch Office	81(45)641-2101	4-52, Onoe-cho, Naka-ku, Yokohama-shi, Kanagawa 231-0015
	Yokohama-eki Nishiguchi Branch Office	81(45)311-1671	1-5-10, Kitasaiwai, Nishi-ku, Yokohama-shi, Kanagawa 220-0004
	Yokosuka Branch Office	81(468)23-2550	1-9, Odaki-cho, Yokosuka-shi, Kanagawa 238-0008
Tokyo metropolitan area	Fuchu Branch Office	81(42)369-8111	1-8-1, Fuchu-cho, Fuchu-shi, Tokyo 183-8691
	Gotanda Branch Office	81(3)3491-9101	1-5-1, Nishi-Gotanda, Shinagawa-ku, Tokyo 141-0031
	Hachioji Branch Office	81(426)46-3811	11-6, Asahi-cho, Hachioji-shi, Tokyo 192-0083
	Ikebukuro Branch Office	81(3)3983-1111	1-27-10, Minami-Ikebukuro, Toshima-ku, Tokyo 171-0022
	Ikebukuro Metropolitan Plaza Branch Office	81(3)3988-1181	1-11-1, Nishi-Ikebukuro, Toshima-ku, Tokyo 171-0021
	Jiyugaoka Branch Office	81(3)3718-3371	2-10-9, Jiyugaoka, Meguro-ku, Tokyo 152-0035
	Kamata Branch Office	81(3)3738-5101	7-46-7, Nishi-Kamata, Ota-ku, Tokyo 144-0051
	(From September, 2002)	81(3)3783-5101	5-15-8, Kamata, Ota-ku, Tokyo 144-052
	Kichijoji Branch Office	81(422)22-8181	2-2-16, Kichijoji-honcho, Musashino-shi, Tokyo 180-0004
	Koiwa Branch Office	81(3)3657-1141	7-22-6, Minami-Koiwa, Edogawa-ku, Tokyo 133-0056
	Kokubunji Branch Office	81(42)328-6011	2-12-2, Hon-cho, Kokubunji-shi, Tokyo 185-0012
	Machida Branch Office	81(42)725-2111	6-3-9, Haramachida, Machida-shi, Tokyo 194-0013
	Mita Branch Office	81(3)3769-6651	5-20-14, Shiba, Minato-ku, Tokyo 108-0014
	Nerima Branch Office	81(3)3994-7711	5-17-10, Toyotama-kita, Nerima-ku, Tokyo 176-0012
	Ogikubo Branch Office	81(3)3392-6011	1-8-8, Kamiogi, Suginami-ku, Tokyo 167-0043
	Omori Branch Office	81(3)3774-1181	2-5-10, Sanno, Ota-ku, Tokyo 143-0023
	Seijo Branch Office	81(3)3482-2011	5-8-1, Seijo, Setagaya-ku, Tokyo 157-0066
	Senju Branch Office	81(3)3882-8411	2-18, Senjukotobuki-cho, Adachi-ku, Tokyo 120-0033
	Shibuya Branch Office	81(3)3400-7111	1-14-16, Shibuya, Shibuya-ku, Tokyo 150-0002
	Shinbashi Branch Office	81(3)3572-0111	1-9-6, Shinbashi, Minato-ku, Tokyo 105-0004
	Shinjuku Branch Office	81(3)3205-1001	5-17-9, Shinjuku, Shinjuku-ku, Tokyo 163-8691
	Shinjuku-eki Nishiguchi Branch Office	81(3)3342-1281	1-6-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-1590
	Shinjuku Nomura Building Branch Office	81(3)3348-8211	1-26-2, Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0502
	Tachikawa Branch Office	81(42)524-1111	2-5-1, Akebono-cho, Tachikawa-shi, Tokyo 190-0012
	Tamagawa Branch Office	81(3)3708-1811	3-7-18, Tamagawa, Setagaya-ku, Tokyo 158-0094
	Tokyo Branch Office	81(3)3211-2411	1-8-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005
	Toranomon Branch Office	81(3)3583-2301	2-1-1, Toranomon, Minato-ku, Tokyo 105-0001
	Ueno Branch Office	81(3)3831-9211	2-1-8, Ueno, Taito-ku, Tokyo 110-8501

	Office Name	Telephone	Address
□Chubu/Hokuriku	Fukui Branch Office	81(776)22-8011	3-4-1, Ote, Fukui-shi, Fukui 910-0005
	Gifu Branch Office	81(58)262-3101	7-15, Kanda-machi, Gifu-shi, Gifu 500-8833
	(From September, 2002)	81(58)262-3101	6-6, Kanamachi, Gifu-shi, Gifu 500-8842
	Hamamatsu Branch Office	81(53)454-3151	330-5, Tamachi, Hamamatsu-shi, Shizuoka 430-0944
	Kanayama Branch Office	81(52)322-1261	1-12-14, Kanayama, Naka-ku, Nagoya-shi, Nagoya, Aichi 460-0022
	Kanazawa Branch Office	81(76)221-3145	3-25, Takaoka-machi. Kanazawa-shi, Ishikawa 920-0864
	Kofu Branch Office	81(55)237-1781	1-8-17, Marunouchi, Kofu-shi, Yamanashi 400-0031
	Matsumoto Branch Office	81(263)33-6781	2-1-31, Chuo, Matsumoto-shi, Nagano 390-0811
	Nagano Branch Office	81(26)228-1811	1361, Suehiro-cho, Minami-Nagano, Nagano-shi, Nagano 380-8640
	Nagoya Branch Office	81(52)201-2311	2-19-22, Nishiki, Naka-ku, Nagoya-shi, Aichi 460-8689
	Nagoya-ekimae Branch Office	81(52)561-5251	3-22-8, Mei-eki, Nakamura-ku, Nagoya-shi, Aichi 450-8666
	Niigata Branch Office	81(25)225-7777	1215-7, Rokuban-cho, Kamiokawamaedori, Niigata-shi, Niigata 951-8068
	Numazu Branch Office (From April 22, 2002)	81(55)962-4444	Mitsui seimei Otemachi Daini Building, 2-10-14, Otemachi, Numazu-shi, Shizuoka 410-0801
	Okazaki Branch Office	81(564)23-1811	2-11, Koseidori-nishi, Okazaki-shi, Aichi 444-0059
	Shizuoka Branch Office	81(54)254-6151	6-6, Miyuki-cho, Shizuoka-shi, Shizuoka 420-0857
	Toyama Branch Office	81(76)421-7561	1-4-3, Tsutsumichodori, Toyama-shi, Toyama 930-0046
	Toyohashi Branch Office	81(532)53-1121	1-38, Ekimaeodori, Toyohashi-shi, Aichi 440-0888
	Toyota Branch Office	81(565)33-1300	1-200, Nishi-machi, Toyota-shi, Aichi 471-0025
	Tsu Branch Office	81(59)223-2111	371, Hadokoro-cho, Tsu-shi, Mie 514-0009
	Yokkaichi Branch Office	81(593)53-2141	1-16, Suwasakae-machi, Yokkaichi-shi, Mie 510-0086
□Osaka/Kinki area	Akashi Branch Office	81(78)918-1155	2-1-26, Hon-machi, Akashi-shi, Hyogo 673-0892
	Higashiosaka Branch Office	81(6)6783-5241	2-2-18, Chodo, Higashiosaka-shi, Osaka 577-0056
	Himeji Branch Office	81(792)22-6101	18, Shirogane-cho, Himeji-shi, Hyogo 670-0902
	Hirakata Branch Office	81(72)846-2511	5-15, Okahigashi-machi, Hirakata-shi, Osaka 573-0032
	Kishiwada Branch Office	81(724)38-8188	6-10, Sujikai-cho, Kishiwada-shi, Osaka 596-0057
	Kobe Branch Office	81(78)321-2201	1-5-32, Sannomiya-cho, Chuo-ku, Kobe-shi, Hyogo 650-0021
	Kyoto Branch Office	81(75)221-7211	Sakai-machi kado, Shijo-dori, Shimogyo-ku, Kyoto-shi, Kyoto 600-8006
	Nanba Branch Office	81(6)6632-5081	4-1-15, Nanba, Chuo-ku, Osaka-shi, Osaka 542-0076
	Nara Branch Office	81(742)22-0351	45, Hayashikoji-cho, Nara-shi, Nara 630-8227
	Nishinomiya Branch Office	81(798)64-8181	1-3-8, Kofuen, Nishinomiya-shi, Hyogo 662-0832
	Osaka Branch Office	81(6)6201-1281	2-5-4, Kitahama, Chuo-ku, Osaka-shi, Osaka 540-8604
	Otsu Branch Office	81(77)526-3131	3-1-27, Nagara, Otsu-shi, Shiga 520-0046
	Sakai Branch Office	81(72)221-9241	59, Miyukidori, Mikunigaoka, Sakai-shi, Osaka 590-0028
	Senri Branch Office	81(6)6831-1661	1-1-5, Shin-senrihigashi-machi, Toyonaka-shi, Osaka 560-0082
	Takatsuki Branch Office	81(726)81-2111	3-1-101, Konya-cho, Takatsuki-shi, Osaka 569-0804
	Tennoji-eki Branch Office	81(6)6779-1431	10-48, Hidenin-cho, Tennoji-ku, Osaka-shi, Osaka 543-0055
	Toyonaka Branch Office	81(6)6845-8401	1-2-33, Hon-machi, Toyonaka-shi, Osaka 560-0021
	Tsukaguchi Branch Office	81(6)6421-1400	1-10-20, Tsukaguchi-cho, Amagasaki-shi, Hyogo 661-0002
	Uehonmachi Branch Office	81(6)6772-1261	6-5-28, Uehonmachi, Tennoji-ku, Osaka-shi, Osaka 543-0001
	Umeda Branch Office	81(6)6313-3431	2-4, Komatsubara-cho, Kita-ku, Osaka-shi, Osaka 530-0018
	Wakayama Branch Office	81(73)431-2111	9-2, Juban-cho, Wakayama-shi, Wakayama 640-8152
□Chugoku/Shikoku	Fukuyama Branch Office	81(849)21-3111	3-1, Higashisakura-machi, Fukuyama-shi, Hiroshima 720-0065
	Hiroshima Branch Office	81(82)247-4131	2-23, Tate-machi, Naka-ku, Hiroshima-shi, Hiroshima 730-0032
	Kochi Branch Office	81(88)823-3311	1-2-6, Harimaya-cho, Kochi-shi, Kochi 780-0822
	Kurashiki Branch Office	81(86)421-1511	3-9-10, Achi, Kurashiki-shi, Okayama 710-0055
	Matsue Branch Office	81(852)22-1515	484-16, Asahi-machi, Matsue-shi, Shimane 690-0003
	Matsuyama Branch Office	81(89)941-0131	5-7-3, Chifune-machi, Matsuyama-shi, Ehime 790-8691
	Okayama Branch Office	81(86)224-1181	6-24, Nishiki-machi, Okayama-shi, Okayama 700-8640
	Shimonoseki Branch Office	81(832)31-3211	1-3-15, Hosoe-cho, Shimonoseki-shi, Yamaguchi 750-8691
	Takamatsu Branch Office	81(87)851-4111	10-5, Furushin-machi, Takamatsu-shi, Kagawa 760-0025
	Tokushima Branch Office	81(88)623-0161	3-14, Yaoya-machi, Tokushima-shi, Tokushima 770-0841
	Tokuyama Branch Office	81(834)22-0811	1-3, Hon-machi, Tokuyama-shi, Yamaguchi 745-0036
	Yonago Branch Office	81(859)34-2851	1-27-13, Kakuban-cho, Yonago-shi, Tottori 683-0812
□Kyushu/Okinawa	Fukuoka Branch Office	81(92)771-3111	2-14-8, Tenjin, Chuo-ku, Fukuoka-shi, Fukuoka 810-0001
	Kagoshima Branch Office	81(99)226-8141	1-4, Sennichi-cho, Kagoshima-shi, Kagoshima 892-0843
	Kitakyushu Branch Office	81(93)521-7581	3-1-1, Kyo-machi, Kokurakita-ku, Kitakyushu-shi, Fukuoka 802-0002
	Kumamoto Branch Office	81(96)352-3181	12-30, Hanabata-cho, Kumamoto-shi, Kumamoto 860-8604
	Kurume Branch Office	81(942)33-7151	24-18, Hiyoshi-machi, Kurume-shi, Fukuoka 830-0017
	Miyazaki Branch Office	81(985)24-7191	4-1-2, Tachibanadori-higashi, Miyazaki-shi, Miyazaki 880-8607
	Nagasaki Branch Office	81(95)821-1161	6-5, Doza-machi, Nagasaki-shi, Nagasaki 850-8691
	Naha Branch Office	81(98)864-2471	1-1-19, Matsuyama, Naha-shi, Okinawa 900-0032
	Oita Branch Office	81(97)535-1211	1-3-20, Chuo-machi, Oita-shi, Oita 870-0035
	Saga Branch Office	81(952)22-7111	3-15, Ekiminami-honmachi, Saga-shi, Saga 840-0816

1. This document is produced by Nomura Holdings, Inc. ("Nomura").
2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5. This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

For further information, please contact:

Investor Relations Department
Nomura Group Headquarters
NOMURA SECURITIES CO., LTD.

1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Tel: 81 (3) 3211-1811
URL:http://www.nomura.com



NOMURA

Printed in Japan
on recycled paper.


PRINTED WITH
SOY INK

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number:

Nomura Horudingusu Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

Nomura Holdings, Inc.

(Translation of registrant's name into English)

Japan (Jurisdiction of incorporation or organization)	9-1, Nihonbashi 1-chome Chuo-ku, Tokyo 103-8645 Japan (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2002, 1,965,919,860 shares of Common Stock were outstanding, including 8,512,292 shares represented by 8,512,292 American Depositary Shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

* Not for trading, but only in connection with the registration of the American Depositary Shares, each representing one share of Common Stock.



TABLE OF CONTENTS

As used in this annual report, references to "Nomura" are to The Nomura Securities Co., Ltd. when the references relate to the period prior to, and including, September 30, 2001 and to Nomura Holdings, Inc. when the references relate to the period after, and including, October 1, 2001. See "History and Development of the Company" under Item 4.A of this annual report. Also, as used in this annual report, references to "we", "our" and "us" are to Nomura and, except as the context otherwise requires, its subsidiaries.

As used in this annual report, "yen" or "¥" means the lawful currency of Japan, and "dollar" or "$" means the lawful currency of the United States of America.

As used in this annual report, "U.S. GAAP" means accounting principles generally accepted in the United States of America, and "Japanese GAAP" means accounting principles generally accepted in Japan. Data derived from U.S. GAAP financial statements are rounded to the nearest applicable digit, while data derived from Japanese GAAP financial statements are truncated.

As used in this annual report, "ADS" means an American Depositary Share, currently representing one share of Nomura's common stock, and "ADR" means an American Depositary Receipt evidencing one or more ADSs. See "Rights of Holders of ADSs" under Item 10.B of this annual report.

PART I

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

U.S. GAAP Selected Financial Data

The following selected financial data as of March 31, 2001 and 2002 and for the years ended March 31, 2000, 2001 and 2002 has been derived from our consolidated financial statements included in this annual report. The following selected financial data as of March 31, 2000 has been derived from our consolidated financial statements included in our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. These financial statements were prepared in accordance with U.S. GAAP.

You should read the following selected financial data in conjunction with Item 5, "Operating and Financial Review and Prospects", of this annual report and our consolidated financial statements included in this annual report.

	Year Ended March 31,			
	2000	2001	2002	2002(5)
	(yen amounts in millions and dollar amounts in thousands, except per share data)			
Income statement data:				
Revenue	¥1,499,781	¥1,469,298	¥1,825,399	$13,755,833
Interest expense	437,131	553,643	504,048	3,798,402
Net revenue	1,062,650	915,655	1,321,351	9,957,431
Non-interest expenses	690,430	759,483	1,148,379	8,653,949
Income before income taxes	372,220	156,172	172,972	1,303,482
Income tax expense	168,671	98,762	4,926	37,122
Net income	¥ 203,549	¥ 57,410	¥ 168,046	$ 1,266,360
Balance sheet data (period end):				
Total assets	¥14,610,868	¥17,146,024	¥17,758,273	$133,822,705
Shareholders' equity	1,410,976	1,436,428	1,604,929	12,094,416
Common stock	182,796	182,797	182,800	1,377,543
Number of shares issued	1,962,977,247	1,962,977,841	1,965,919,860	
Return on equity(1):	15.3%	4.0%	11.1%	
Per share data:				
Net income per share — basic(2)	¥103.71	¥29.25	¥85.57	$0.64
Net income per share — diluted(2)	103.17	29.25	85.32	0.64
Shareholders' equity per share(3)	719.93	731.77	816.48	6.15
Cash dividends per share(3)	15.00	17.50	15.00	
Cash dividends per share(3)(4)	$0.14	$0.14	$0.12	

Notes:

(1) Calculation method: Annualized Net income divided by average Shareholders' equity.

(2) Calculated using the weighted average number of shares outstanding for the year (excluding treasury shares held by Nomura or its subsidiaries).

(3) Calculated using the number of shares outstanding (excluding treasury shares held by Nomura or its subsidiaries) at year end.

(4) Calculated using the yen-dollar exchange rate at the date of our shareholders' meeting, at which the relevant dividend payment was approved.

(5) Calculated using the yen-dollar exchange rate of $1.00 = ¥132.70, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2002.

Japanese GAAP Selected Financial Data

The following selected financial data has been derived from our consolidated financial statements that were prepared in accordance with Japanese GAAP. These Japanese GAAP consolidated financial statements are included in our annual securities reports which we have filed with the Japanese authorities pursuant to the Securities and Exchange Law of Japan.

	Year Ended March 31,					
	1998(4)	1999(5)	2000	2001	2002	2002(6)
	(yen amounts in millions and dollar amounts in thousands, except per share data)					
Income statement data:						
Revenue	¥965,482	¥ 625,350	¥1,089,416	¥1,299,399	¥1,121,743	$8,453,225
Interest expense	346,645	429,953	314,873	512,697	416,397	3,137,882
Net revenue	618,837	195,397	774,542	786,702	705,346	5,315,343
Selling, general, and administrative expenses	518,581	519,344	450,009	512,318	550,857	4,151,145
Operating income (loss)	100,255	(323,947)	324,532	274,383	154,489	1,164,198
Income (loss) before income taxes	110,795	(595,190)	263,388	322,699	162,126	1,221,748
Net income (loss)	¥ 76,318	¥(397,544)	¥ 146,298	¥ 181,666	¥ 102,756	$ 774,348
Balance sheet data (period end):						
Total assets	¥23,189,862	¥17,111,087	¥18,821,897	¥20,529,135	¥18,177,716	$136,983,542
Shareholders' equity	1,534,622	1,304,071	1,420,433	1,642,408	1,704,988	12,848,440
Common stock	182,795	182,795	182,795	182,796	182,799	1,377,536
Number of shares issued	1,962,977,247	1,962,977,247	1,962,977,247	1,962,977,841	1,965,919,860	
Per share data:						
Net income (loss) per share — basic(1)	¥38.87	¥(202.52)	¥74.55	¥92.54	¥52.32	$0.39
Net income (loss) per share — diluted(1)	38.87	(202.52)	74.24	92.29	52.22	0.39
Shareholders' equity per share(2)	781.80	664.34	724.75	836.70	867.38	6.54
Cash dividends per share(2)	10.00	10.00	15.00	17.50	15.00	
Cash dividends per share(2)(3)	$0.07	$0.08	$0.14	$0.14	$0.12	

Notes:

(1) Calculated using the weighted average number of shares outstanding for the year (excluding treasury shares held by Nomura or its subsidiaries).

(2) Calculated using the number of shares then outstanding (excluding treasury shares held by Nomura or its subsidiaries) at year end.

(3) Calculated using the yen-dollar exchange rate at the date of our shareholders' meeting at which the relevant dividend payment was approved.

(4) In the year ended March 31, 1998, the method of valuation for financial instruments for trading purposes was changed to recording at market value rather than at the lower of average cost or market value. The effect of this accounting change on our Japanese GAAP financial statements for the year ended March 31, 1998 was to increase revenue by ¥18,711 million and to increase income before income taxes by ¥18,531 million.

(5) In the year ended March 31, 1999, tax effect accounting was introduced. Deferred tax assets and liabilities were recorded for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. This accounting change was not reflected retroactively in the prior fiscal years. The effect of this accounting change on our Japanese GAAP financial statements for the year ended March 31, 1999 was to decrease net loss by ¥190,725 million and increase shareholders' equity by ¥377,464 million.

(6) Calculated using the yen-dollar exchange rate of $1.00 = ¥132.70, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2002.

There are significant differences between Japanese GAAP and U.S. GAAP. They primarily relate to the statement of cash flows, disclosure of segment information, the scope of consolidation, accounting for derivatives, accounting for deferred income taxes, accounting for investments in certain equity securities, accounting for lease transactions, accounting for accrued compensated absences, accounting for employee retirement and severance benefits, accounting for the impairment of long-lived assets, earnings per share and comprehensive income. Also, under Japanese GAAP, a restatement of prior years' financial statements reflecting the effect of a change in accounting principle is not permitted.

Foreign Exchange

Fluctuations in exchange rates between the Japanese yen and U.S. dollar will affect the U.S. dollar equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. The rate we used for the translations was ¥132.70 equal to $1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2002. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

The following table shows, for the periods indicated, the noon buying rates for Japanese yen per $1.00.

Year ended March 31,	High	Low	Average*	Year end
1998	¥133.99	¥111.42	¥123.57	¥133.29
1999	147.14	108.83	128.10	118.43
2000	124.45	101.53	110.02	102.73
2001	125.54	104.19	111.65	125.54
2002	134.77	115.89	125.64	132.70
Calendar year 2001	**High**	**Low**		
December	131.47	123.90		
Calendar year 2002	**High**	**Low**		
January	134.64	130.93		
February	134.77	132.26		
March	133.46	127.07		
April	133.40	128.13		
May	128.66	123.08		
June (through June 26)	125.64	119.83		

* Average rate represents the average of rates available on the last day of each month during the period.

The noon buying rate for Japanese yen on June 26, 2002 was $1.00 = ¥119.83.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected. In that event, the trading prices of our shares and ADSs could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Recently, the securities markets in Japan, Europe and the United States — which are our principal markets — have fluctuated considerably. In particular, in the Japanese stock market, stock prices have declined substantially between 2000 and 2001. Also, in 2001, the stock market in the United States suffered a severe deterioration, and it has remained depressed so far in 2002. Should this condition persist or spill over into the Japanese and other stock markets, our revenues could decline and our businesses could be adversely affected in many other ways, including those described below. Furthermore, the terrorist attacks on September 11, 2001 in the United States have had a dampening effect on the U.S. stock market as well as the Japanese stock market, and may continue to do so. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues we receive from commissions because of a decline in the volume of brokered securities transactions that we execute for our customers. Also, in most cases, we charge fees for managing our clients' portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients' portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses. Our results of operations for the years ended March 31, 2001 and 2002 reflected a stagnant equity market in Japan, showing year-to-year decreases in brokerage and other commissions, and for the year ended March 31, 2002, in asset management and portfolio service fees, as discussed in "Results of Operations" under Item 5.A of this annual report. This trend may continue through the current fiscal year, which will end on March 31, 2003.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn. For example, as discussed in "Results of Operations" under Item 5.A of this annual report, our investment banking revenues have decreased significantly during the year ended March 31, 2002, because there were fewer public stock offerings in Japan as compared to prior fiscal years. This trend may continue through the current fiscal year.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income and equity markets, both for our own account and for the purpose of facilitating our customers' trades. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. For example, in the year ended March 31, 1999, we incurred substantial trading losses on our long positions that were severely adversely affected by the economic turmoil in Asia and Russia during 1998. Also, as discussed in "Results of Operations" under Item 5.A of this annual report, for each of the years ended March 31, 2001 and 2002, we incurred substantial losses on investments in equity securities, reflecting the generally falling stock prices in the Japanese stock market during these periods. Furthermore, to the extent that we have sold assets we do not own, or have short positions, a market upturn could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market. Sometimes we use a trading strategy consisting of holding a long position in one asset and a short position in another, from which we expect to earn revenues based on changes in the relative value of the two assets. If the relative value of the two assets changes in a direction or manner that we did not anticipate or in a direction for which we are not hedged, we might realize a loss in these paired positions.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Concentration of risk can expose us to large losses in our market-making, block trading and underwriting businesses. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, we previously held a large inventory of commercial mortgage-backed securities in our U.S. operations, the value of which seriously deteriorated after bond investors took flight from these investments in August 1998.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge this position by taking a short position in an asset where the short position has, historically, moved in a direction that would offset a change in value in the long position. However, historical trading patterns and correlations may not continue, and these hedging strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may be unable to predict future risk exposures, which could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which information is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks.

Market risk may increase the other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, if we incur substantial trading losses, our need for liquidity could rise sharply while our access to cash may be impaired. Also, if there is a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them. Our liquidity risk and credit risk are described below.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business because of their assessment of our long-term or short-term financial prospects:

- if we incur large trading losses,
- if the level of our business activity decreases due to a market downturn, or
- if regulatory authorities take significant action against us.

Our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the prospects for the investment banking, securities or financial services industries generally. For example, in 1998 and 1999, as a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, some international lenders charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market and restricted the availability of credit they were willing to extend. As concern about banks and other financial institutions in Japan continues, this additional risk premium, commonly known as "Japan premium", may be imposed again.

In particular, we may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Out of ¥1,689.5 billion of short-term borrowings outstanding at March 31, 2002, ¥839.0 billion consisted of secured borrowings, such as collateralized inter-bank borrowings of our banking subsidiaries and collateralized borrowings in connection with monetary operations conducted by the Bank of Japan. The remainder of ¥850.5 billion mainly consisted of short-term unsecured bank borrowings, commercial paper issued, and bonds and notes maturing within one year, which totalled ¥832.0 billion. As of March 31, 2002, we had ¥388.0 billion in principal amounts of outstanding commercial paper with a weighted-average maturity of 40.5 days and ¥225.9 billion in short-term bank borrowings with a weighted-average maturity of 51.4 days. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to purchase new instruments when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which could adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on "credit watch" with negative implications. A reduction in our credit ratings, or being placed on "credit watch" with negative implications, could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. For example, in 1998, after a series of credit rating downgrades, we experienced an increase in borrowing costs and reduced access to short-term funding sources — particularly in connection with our operations in Europe and the United States.

Losses caused by financial or other problems of third parties may expose us to credit risk

We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties include our trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries as well as issuers whose securities we hold. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise from:

- holding securities of third parties,
- entering into swap or other derivative contracts under which counterparties have obligations to make payments to us,
- executing securities, futures, currency or derivative trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries, or
- extending credit to our clients through bridge or margin loans or other arrangements.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. We may suffer financially if major Japanese financial institutions fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we have insufficient value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our customers and counterparties may be unable to perform their obligations to us as a result of economic or political conditions

Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face operational risk arising from mistakes made in the confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. We depend on our ability to process a large number of transactions across numerous markets in many currencies. The transactions we process have become increasingly complex. We rely heavily on our financial, accounting and other data processing systems. Many of our data processing systems are developed and maintained by our affiliate, Nomura Research Institute, Ltd. If any of these systems does not operate properly or is disabled, we could suffer financial loss, disruption of our businesses, liability to customers or counterparties, regulatory intervention or reputational damage.

Our business is subject to substantial legal and regulatory risk and to regulatory changes

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputational harm to us, which in turn could seriously harm our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws for materially false or misleading statements made in connection with securities underwriting and other transactions, potential liability for advice we provide in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties will claim that we failed to inform them of the risks or that they were not authorized or permitted to enter into a transaction with us and that their obligations to us are not enforceable. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may harm our reputation. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially governmental institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, full deregulation of stock brokerage commission rates in October 1999 has intensified competition in the Japanese stock brokerage market. Also, according to recent news reports, Japan's minister in charge of financial affairs and some members of the Japanese Diet made comments on potential deregulation to permit banks to provide stock brokerage services directly through their own branches. Currently, only securities firms like us may legally conduct stock brokerage services.

Misconduct by an employee or Director could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee or Director could occur. Misconduct by an employee or Director could bind us to transactions that exceed authorized limits or present unacceptable risks, or hide from us unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Misconduct by an employee or Director could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions, legal liability and serious reputational or financial harm to us. We may not always be able to deter misconduct by an employee or Director and the precautions we take to prevent and detect misconduct may not be effective in all cases.

The financial services industry is intensely competitive and rapidly consolidating

The businesses we are in are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services, especially from non-Japanese firms entering or expanding operations in the Japanese market.

Deregulation in Japan has increased competition in the Japanese securities industry

Since the late 1990s, the financial services sector in Japan has been deregulated. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing, customers and the investment of customers' funds. Moreover, since the full deregulation of stock brokerage commission rates in October 1999, competition in the domestic brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, including those that specialize in on-line securities brokerage, have started offering securities brokerage services at low commission rates. In response to commission deregulation, we also restructured our stock brokerage commissions to offer lower commissions depending on the trading amount and the type of customer account. We may continue to experience pricing pressures in the future.

Competition with non-Japanese firms in the Japanese market is increasing

Competition from non-Japanese firms has also increased as they have strengthened their presence in Japan, especially in the areas of securities underwriting and corporate advisory services.

Increased global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Many of these firms have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services. This diversity of services offered may enhance their competitive position. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. As these large, consolidated firms increase their market share, we may experience increased price competition in our business.

Our ability to expand internationally will depend on our ability to compete successfully with financial institutions in international markets

We believe that significant challenges and opportunities will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets.

Our revenues may decline due to competition from alternative trading systems

Securities and futures transactions are now being conducted through the Internet and other alternative, non-traditional trading systems. It appears that the trend toward alternative trading systems will continue and probably accelerate. A dramatic increase in electronic trading may adversely affect our commission and trading revenues, reduce our participation in the trading markets and access to market information, and lead to the creation of new and stronger competitors.

We may not be able to realize gains we expect on our private equity investments in Europe

We hold a substantial investment in a private equity fund in Europe, as discussed in "Principal Finance Group" under Item 5.A of this annual report. We hold this investment at fair value, but given the large size and illiquid nature of the underlying investments, the general partner of the fund may not be able to realize the value of these underlying investments at a level, at the time or in the way the general partner may wish. Inability to dispose of these underlying investments could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

As discussed in more detail in "Results of Operations" under Item 5.A of this annual report, we hold substantial amounts of operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments which would have a substantial impact on our income statement. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

Our investments in publicly-traded shares of affiliates accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have equity investments in affiliates accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, *i.e.*, the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", that the decline is other than temporary, then we must record an impairment loss for the applicable fiscal period. We discuss our investment in JAFCO Co., Ltd., one of our affiliates, in "Results of Operations" under Item 5.A of this annual report.

We may incur significant unrealized losses on subordinated bonds issued by Japanese banks, which we recently purchased from the money management fund we manage

In January 2002, the Investment Trust Association of Japan, a self-regulatory organization, established new rules on management of money management funds, in its effort to regain investors' confidence in money management funds, some of which had invested in bonds issued by Enron Corp. and thereby suffered substantial losses in their asset value. In compliance with these new rules, which specified with respect to assets included in an investment trust, limitations on the remaining maturity, average maturity and exposure on a single issuer, and minimum criteria on credit ratings to be obtained, we purchased subordinated bonds issued by major Japanese banks amounting to the aggregate face value of ¥195.9 billion from the money management fund we manage. Japanese banks have been facing financial difficulties principally related to substantial amounts of bad loans on their balance sheets. Depending on the future financial performance of Japanese banks, the subordinated bonds we purchased may substantially lose their value, and we may have to record unrealized losses which would be recognized currently in income.

Under Japan's unit share system, holders of our shares constituting less than one unit are subject to significant transfer, voting and other restrictions

Pursuant to the Commercial Code of Japan relating to joint stock corporations and certain related legislation, our Articles of Incorporation provide that 1,000 shares of our stock constitute one "unit". The Commercial Code imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other right relating to voting. The transferability of shares constituting less than one unit is significantly limited. Under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares. However, holders of ADSs are unable to withdraw underlying shares representing less than one unit. Therefore, as a practical matter, they cannot require us to purchase these underlying shares. As a result, holders of ADSs representing shares in lots of less than one unit may not have access to the Japanese markets to sell their shares through the withdrawal mechanism.

As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

The rights of the shareholders under Japanese law to take actions including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the company's accounting books and records and exercising appraisal rights are available only to holders of record. Because the depositary, through its custodian agent, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights except through the depositary.

Rights of shareholders under Japanese law may be more limited than under the laws of jurisdictions within the United States

Our Articles of Incorporation, our Regulations of the Board of Directors and the Japanese Commercial Code govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors' and officers' fiduciary duties and shareholders' rights may be different from those that would apply if we were a non-Japanese company. Shareholders' rights under Japanese law may not be as extensive as shareholders' rights under the laws of jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction within the United States.

It may not be possible for investors to effect service of process within the United States upon us or our Directors, Executive Officers or Statutory Auditors, or to enforce against us or those persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our Directors, Executive Officers and Statutory Auditors reside in Japan. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or inactions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Special Note Regarding Forward-looking Statements

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information.

Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to differ materially from any future results, performance, achievements or financial position expressed or implied by any forward-looking statement contained in this annual report. Such risks, uncertainties and other factors are set forth in this Item 3.D and elsewhere in this annual report.

Item 4. Information on the Company.

A. History and Development of the Company.

Nomura was incorporated in Japan in 1925 when the securities division of The Osaka Nomura Bank, Ltd. became a separate entity specializing in the trading and distribution of debt securities in Japan. Nomura was the first Japanese securities company to develop its business internationally with the opening in 1927 of a representative office in New York, which actively traded non-yen-denominated debt securities. In Japan, we broadened the scope of our business when we began trading in equity securities in 1938 and when we organized the first investment trust in Japan in 1941.

Since the end of World War II, we have played a leading role in most major developments in the Japanese securities market. These developments include the re-establishment of investment trusts in the 1950s, the introduction of public stock offerings by Japanese companies in the 1960s, the development of the over-the-counter bond market in the 1970s, the introduction of new types of investment trusts such as the medium-term Japanese government bond investment trusts in the 1980s, and the growth of the corporate bond and initial public offering markets in the 1990s.

Our post-World War II expansion overseas accelerated in 1961, when Nomura acquired a controlling interest in Nomura International (Hong Kong) Limited for the purpose of conducting broker-dealer activities in the Hong Kong capital market. Subsequently, we established a number of other overseas subsidiaries, including Nomura Securities International, Inc. in the United States in 1969 as a broker dealer and Nomura International Limited, now Nomura International plc, in the United Kingdom in 1981, which acts as an underwriter and a broker, as well as various other overseas affiliates, branches and representative offices.

In recent years, we have sought to take advantage of new opportunities presented by deregulation of the Japanese financial market and by developments in information technology. For example, to increase retail customers' access to our services, we have taken advantage of the Internet to offer on-line brokerage and related services.

On October 1, 2001, we adopted a holding company structure. In connection with this reorganization, Nomura changed its name from "The Nomura Securities Co., Ltd." to "Nomura Holdings, Inc." Nomura continues to be listed on the Tokyo Stock Exchange and other stock exchanges on which it was previously listed. A wholly-owned subsidiary of Nomura assumed Nomura's securities businesses and is named "Nomura Securities Co., Ltd."

In December 2001, we were listed on the New York Stock Exchange.

We have also strengthened our mergers and acquisitions and other financial advisory businesses by acquiring majority interests in Nomura Corporate Advisors Co., Ltd., formerly Nomura Wasserstein Perrella Co., Ltd., in November 1999. Nomura Corporate Advisors became a wholly-owned subsidiary of Nomura in September 2000 and merged with Nomura Securities in April 2002.

We have also enhanced our asset management business through the acquisition of a majority interest in Nomura Asset Management Co., Ltd. in March 2000. Nomura Asset Management became a wholly-owned subsidiary of Nomura in December 2001.

The address of Nomura's registered office is 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan, telephone number: 81-3-5255-1000.

B. Business Overview.

Overview

We are the leading securities and investment banking firm in Japan and have worldwide operations. As of March 31, 2002, we operated offices in more than 20 countries and regions including Japan, the United States, the United Kingdom, Singapore and Hong Kong. As of the same date, we employed 14,550 people, with 11,874 in Japan and 2,676 outside Japan.

Our operations are divided into two types of businesses:

- Securities businesses, and
- Asset management businesses.

Our customers include individuals, corporations, financial institutions, governments and governmental agencies.

Our securities businesses consist of the following two business segments:

- Domestic Retail — principally investment consultation services to retail customers; and
- Global Wholesale — principally fixed income and equity trading, investment banking, and merchant banking in and outside Japan.

Our asset management businesses include development and management of investment trusts, and investment advisory services. Our asset management businesses constitute one business segment.

For a discussion on revenues by category of activity and geographic market, see "Results of Operations" under Item 5.A of this annual report.

Our Business Strategy

Our Corporate Goals and Principles

We regard our securities and securities-related businesses, including our asset management businesses, as our core businesses and concentrate management resources in these business areas to achieve our goal of becoming a globally competitive Japanese financial services group. As a first step, we will continue to take advantage of our strong franchise in Japan where the securities and securities-related businesses are expected to experience growth in the year ahead. Second, we will utilize our domestic leading position to build a more competitive presence in the international market place.

In seeking to reach our goal, we seek to adhere to the following four principles of management philosophy. First, we concentrate management resources in our core business areas. Second, we seek to provide solutions through the capital markets. Third, we seek to make a major contribution to expanding the role of the capital market-centered financing system in Japan and thereby help in the country's economic recovery. Fourth, we focus on shareholder value.

Our Current Challenges

In our securities businesses, we seek to expand our individual and institutional client bases and increase profitability through close coordination between Domestic Retail and Global Wholesale. In Domestic Retail, we aim to achieve sustained revenue by accumulating retail client assets and by providing value-added investment consultation services to customers combining face-to-face consultation and information technology-related services. In addition to this, we are working to increase participation by individual investors in the Japanese securities market from a long-term perspective. In this regard, we have started broad-based educational activities for prospective investors, which include sponsoring securities business-related courses at Japanese universities.

In Global Wholesale, we seek to expand our global franchise through our leading position in the Japanese financial markets by providing comprehensive solutions to clients that have growing needs for business portfolio, balance sheet restructuring, and domestic and cross-border mergers and acquisitions.

In Asset Management, we aim to improve our asset management and product development capabilities in order to increase the volume of assets in investment trusts we manage and to grow our pension money-related investment advisory services. By these measures, we seek to obtain a strong, stable source of revenue.

By implementing our strategy, we seek to diversify our revenue sources, which will alleviate the impact on our revenues of market fluctuations which to some extent is inherent and unavoidable in the securities and securities-related businesses.

Domestic Retail

In Domestic Retail, we provide investment consultation services to retail customers. We advise our retail customers how to grow their assets over the long term and propose to them financial products and investment portfolios that are tailored to their needs with respect to lifestyle, risk tolerance and asset character, as well as market and economic conditions. We had ¥25.7 trillion of retail customer assets held in custody as of March 31, 2002.

By closely coordinating our activities in Domestic Retail with those in Global Wholesale and Asset Management, we provide customers with a wide range of investment options, from low-risk/low-return investments to high-risk/high-return investments, which includes Japanese and foreign equity securities, options, futures, government securities, municipal securities, investment grade corporate debt, high-yield securities and a wide assortment of investment trusts. We began offering variable annuity insurance in October 2001.

For our retail customers, we offer Nomura Cash Management Service accounts. Through these accounts, we provide a range of customer services, including automatic cash sweep and re-investment services, and provide reports on the status of assets in accounts and reports on investment-related information. For automatic cash sweep and re-investment purposes, we have developed Money Reserve Funds as the standard money market vehicle for customers using Nomura Cash Management Service accounts.

As of March 31, 2002 we had 126 branch offices throughout Japan in addition to our headquarters in Tokyo. We provide personalized retail services to customers primarily through face-to-face consultation at our branch offices and through customer visits. We also provide retail securities services through other distribution channels which include "Nomura Home Trade", our Internet access web site. Our customers can visit any one of our branch offices in Japan for face-to-face consultation with our representatives, can go online to access our information technology-related services such as Nomura Home Trade, or can ring our Call Center for information on a variety of administrative procedures. They can select the financial service relationship that best suits their needs.

Global Wholesale

We facilitate customer transactions and trade for our own account by market-making and trading fixed income and equity securities, including related derivatives, in Japan and overseas. We also provide a broad range of investment banking services, including underwriting, financial advisory and other financing services. Also we conduct proprietary transactions, including arbitrage and merchant banking transactions.

Fixed Income

We trade and make markets in domestic and international debt and other fixed income related products and foreign currencies, including Japanese Government bonds and other government securities, municipal securities, investment grade corporate debt, high-yield securities, commercial paper, money market and other short-term securities. We also deal with mortgage-related and other asset-backed securities and real estate loan products.

We also deal in interest rate and currency swaps and other related derivative products. We also enter into swap and other derivative transactions through our triple-A rated subsidiary, Nomura Derivative Products Inc., with customers who limit their trading to those counterparties having the highest credit quality. In addition, we engage in some financing transactions such as repurchase and reverse repurchase agreements.

Equity

Our equity sales, trading and market-making activities cover domestic and foreign equity and equity-related products such as convertible debt, warrants, equity index products, equity swaps, options and other structured products. We also deal with large block orders arising from the liquidation of cross-shareholdings or basket transactions from the rearrangement of pension funds' asset portfolios utilizing our execution and distribution capabilities. We are members of major stock exchanges around the world. In addition, we deal in stock borrowing and stock loan transactions in support of our domestic and international trading, asset management and custody services.

Investment Banking

We provide a broad range of investment banking services, including underwriting, financial advisory and other financing services.

Underwriting. We manage and participate in the underwriting of offerings of debt, equity and other securities in Japan and other major financial markets. We also arrange private placements and engage in other capital raising activities. We are one of the leading equity and fixed income securities underwriters in Japan. We are also one of the leading yen Eurobond underwriters. In addition, we are active in underwriting fixed income securities of supranationals, governments, government agencies and corporate issuers in Europe.

Financial Advisory Services. We provide financial advisory services on business transactions including mergers and acquisitions, divestitures, spin-offs, restructurings, capital structuring and leverage buyouts. Our involvement in initial public offerings, reorganizations and other corporate restructurings enhance our opportunities to offer customers other advisory and investment banking services.

Real Estate Investment Banking Business. We provide real-estate related investment banking services in Japan, including securitization and financial advisory.

Structured Finance. We also engage in structured finance business, which involves, among other things, arranging the issuance of securities backed by assets such as leases, loans and other financial products.

Merchant Banking

We invest our own capital to actively assist in corporate reorganizations with a goal of maximizing our returns on investment by raising corporate value in Japan. In July 2000, we established a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd., to develop this business in Japan. In Europe, we had been active in the principal finance business, investing capital in various businesses through our Principal Finance Group. On March 27, 2002, we reorganized the Principal Finance Group by contributing our interests in these businesses, which we call "PFG entities", to a private equity fund which is advised by an independent entity established and operated by our former employees. For a further description of this reorganization, see "Principal Finance Group" under Item 5.A of this annual report.

Asset Management

In our asset management businesses, we conduct three main types of activities:

- Development and management of investment trusts, including non-Japanese mutual funds, for which we and other financial institutions distribute investment trust certificates;
- Investment advisory services for institutional customers; and
- Services related to Japanese defined contribution pension plans.

Development and Management of Investment Trusts

We offer various investment trusts and related financial products, ranging from Money Reserve Funds, bond investment trusts and other low risk/low return products, to high risk/high return products such as stock investment trusts. In an attempt to fulfill the diversifying needs of our customers, we are constantly developing and launching new products such as Exchange Traded Funds or Funds of Funds.

We offer our investment trusts through our domestic retail network and the network of unaffiliated broker-dealers, banks and insurance companies. We also provide our investment trusts through Japanese defined contribution pension plans.

Investment Advisory Services for Institutional Customers

We provide investment advisory services for institutional investors worldwide, including public and private pension funds, governments and their agencies, central banks, commercial banks, insurance companies and corporations.

Services Related to Japanese Defined Contribution Pension Plans

We also provide a wide variety of services relating to defined contribution pension plans, which were introduced in Japan in October 2001, such as support for plan implementation (plan design), product selection, provision of information to subscribers, record-keeping, trust services, product supply, and investor education.

Our Research Activities

We provide fundamental research on the macroeconomies of different countries and international capital flows, financial markets, industries and companies.

We produce industry-wide, company-specific and other research reports based on our research activities. We distribute these research reports to our retail customers in Japan and to our institutional customers in and outside Japan.

Nomura Research Institute, Ltd., our affiliate, produces macroeconomic and other general research reports, which we purchase and distribute to our customers.

Our Information Technology

We believe that information technology is one of the key factors to the success of our overall business and intend to develop and maintain a technology platform to fill the various needs of our clients.

We provide our customers with electronic access to our products and services through the technology platform. For our retail customers, we have introduced Nomura Home Trade, at *www.nomura.co.jp/hometrade*, which provides our retail customers with on-line trading capabilities and current status reports on asset portfolios, investments and transactions and investment information, including our research reports through the internet or mobile phones. For institutional customers, we have introduced BondNavigator, a web site at *www.bondnavi.com*, through which we provide on-line information and trading tools on the fixed income market. In addition to these, we have made many strategic investments and participate in a number of institutional trading networks.

Competition

We encounter intense competition in all aspects of our business and compete on a global basis with other securities firms and financial institutions, in particular, other leading globally integrated financial services firms. A number of competitive factors affect our business, including:

- the quality, range and prices of our services,
- our ability to originate innovative financial products and services,
- our ability to maintain and develop customer relationships,
- our general reputation, and
- our ability to commit capital resources and to retain qualified employees.

Our competitive position is also affected by a variety of factors that influence the overall condition of the global financial markets, such as:

- the monetary and fiscal policies of national governments and international economic organizations, and
- political, economic and regulatory developments in Japan, the United States and other major industrialized countries, as well as in developing countries.

In Japan, we compete with other domestic securities companies and non-Japanese securities companies. Since the late 1990s, competition with leading global securities and investment banking firms with substantial operations in Japan has become more intense as the financial services sector in Japan has become increasingly deregulated, the level of participation by overseas investors in the Japanese securities market has risen, and some of our domestic competitors have consolidated or formed alliances with other financial institutions in Japan or overseas securities and investment banking firms. We also compete with other types of financial institutions in Japan, such as banks with securities company subsidiaries, with respect to both providing financing and the investment of customers' funds.

Since stock brokerage commission rates were deregulated in October 1999, competition in the domestic stock brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, started offering securities brokerage services at low commission rates. We seek to compete against these companies not on the basis of commission rates but by offering high-value added services such as our research, consultation and trading execution. At the same time, we realize that there is no assurance that we will be able to maintain our current commission rates on a long-term basis, and for that reason we continue to monitor market trends carefully.

We compete with Japanese and non-Japanese asset management companies. We are a leading provider of asset management services in Japan. Recognizing the opportunities available in Japan for asset management business, new entrants, in particular major non-Japanese asset management companies, and asset management companies with operations in Japan are allocating more resources to expand their operations. This is causing competition in this business to intensify.

Overseas, we compete with major investment banking firms. Some of our competitors in the overseas markets have a stronger local presence and longer operating history in these markets than we do. We are competitive with respect to Japan-related financial products, such as global sales and trading activities and underwriting activities in Japanese equity securities and fixed income products denominated in yen, and in certain non-Japan-related areas.

Regulation

Japan

Regulation of Securities Industry. The Securities and Exchange Law regulates most aspects of securities transactions and the securities industry, including the public offering, private placement and secondary trading of securities, the on-going disclosure by securities issuers, tender offers for securities, the organization and operations of securities exchanges and self-regulatory associations, and the registration of securities companies. The Financial Services Agency, which was established in July 2000, is generally delegated the authority of the Prime Minister under the Securities and Exchange Law. The Securities and Exchange Surveillance Commission, an external agency of the Financial Services Agency which is independent from the Agency's other bureaus, is vested with authority to conduct day-to-day monitoring of the securities market and to investigate irregular activities that hinder the fair trading of securities. Furthermore, the Financial Services Agency delegates certain authority delegated to it by the Prime Minister to the Local Finance Bureau. In addition, securities companies are subject to extensive regulations regarding the scope of business in which they may engage under the Securities and Exchange Law. Securities companies are also subject to the rules and regulations of the Japanese stock exchanges and the Japan Securities Dealers Association, a self-regulatory association of securities companies.

Under the Securities and Exchange Law, a securities company may conduct, in addition to businesses incidental to the securities business, certain businesses specified under the Securities and Exchange Law, such as investment advisory business, investment trust management business and financial futures trading.

In addition, the Antimonopoly Law prohibits securities companies from holding more than 5% of the outstanding equity capital of any other Japanese company, without first obtaining the approval of the Fair Trade Commission or falling under other exceptions. This restriction will be abolished when amendments to the Antimonopoly Law that were promulgated on May 29, 2002 become effective within 6 months of that promulgation date.

Business practices of securities companies are also subject to various regulatory requirements. In addition, the Financial Services Agency or the Local Finance Bureau regularly conducts inspections and examinations of securities companies. A violation of applicable laws and regulations can result in various administrative sanctions, including the revocation of registration or authorization, the suspension of business and an order to discharge a director who has not complied with applicable laws and regulations.

Securities companies are not allowed to directly conduct banking and other financial services, except for those specified in the Securities and Exchange Law. Securities companies may, however, own a majority of shares in banks and other financial services institutions. Such subsidiaries conducting banking and financial services are also regulated by relevant laws and regulations. The Nomura Trust and Banking Co., Ltd. is a subsidiary of Nomura and conducts banking and certain financial services.

The Securities and Exchange Law generally prohibits banks and other financial institutions from engaging directly in the securities business, with limited exceptions including dealing in, and underwriting of, government, government-guaranteed and municipal bonds and offering and selling of investment trust certificates. Banks and certain other financial institutions may, however, engage in the securities business, through their securities subsidiaries.

To enhance investor protection, Japanese securities companies must segregate customer assets and are required to be a member of one of two investor protection funds approved by the government under the Securities and Exchange Law. Each investor protection fund is funded through assessments on securities companies that are members of the fund. The investor protection fund of which Nomura Securities is a member provides protection of up to ¥10 million per customer, in the event of failure of a securities company that is a member of the fund. The investor protection fund covers claims related to customer securities deposited with the failed securities company and certain other claims of customers.

Overseas

Our overseas offices and subsidiaries are also subject to various laws and governmental rules and regulations applicable in those countries where such offices and subsidiaries carry on their respective operations, including those promulgated and enforced by the Securities and Exchange Commission, the New York Stock Exchange and the National Association of Securities Dealers, Inc. in the United States, and by the Financial Service Authority, and the London Stock Exchange Limited in the United Kingdom. Failure to comply with such laws, rules or regulations could result in fines, suspension or expulsion, which could have a material adverse effect upon us.

Regulatory Capital Rules

Japan

Under the Securities and Exchange Law, securities companies are required to maintain adjusted capital at specified levels as compared with the quantified total of their business risks on a non-consolidated basis. Article 52 of the Securities and Exchange Law requires securities companies to file month-end reports regarding their capital adequacy ratio, *i.e.,* the ratio of adjusted capital to a quantified total of business risks, to the Commissioner of Financial Services Agency, or the Local Finance Bureau, and to disclose their capital adequacy ratio to the public on a quarterly basis. A securities company must also file a report on a daily basis with the Financial Services Agency or the Local Finance Bureau if its capital adequacy ratio falls below 140%. Article 56-2 of the Securities and Exchange Law determines the actions which the Prime Minister may take if the ratio falls further: if the ratio falls below 120%, the Prime Minister may order the securities company to change its method of business or to deposit its property in trust, or order other measures for the public interest and investor protection if necessary. A securities company whose ratio falls below 100% may be subject to additional proceedings, including temporary suspension of its business and revocation of its registration as a securities company if there is no prospect that the ratio will recover three months after the suspension came into effect.

Adjusted capital is defined as shareholders' equity less illiquid assets. Shareholders' equity mainly consists of stated capital, additional paid-in capital, legal reserve, retained earnings, reserve for securities transactions and certain other reserves, certain allowances for doubtful accounts, net unrealized gain/loss in the market value of investment securities, and subordinated debt. The illiquid assets generally include non-current assets, certain deposits and advances and prepaid expenses. The business risks are divided into three categories: (i) market risks (*i.e.,* risks of asset values being eroded when they are liquidated due to decline in their market value), (ii) counterparty risks (*i.e.,* risks of loss that may be caused by the default of a counterparty on its commitment) and (iii) basic risks (*i.e.,* risks to be monitored in carrying out daily business routines, such as administrative problems with securities transaction and clerical mistakes), each quantified in the manner specified in a ministerial ordinance under the Securities and Exchange Law.

We closely monitor Nomura Securities' capital adequacy ratio on a continuous basis. Since the introduction of the capital adequacy requirement in Japan in 1989, we have at all times been in compliance with these requirements. We believe that we will continue to be in compliance with all applicable capital adequacy requirements in the foreseeable future.

Overseas

In the United States, Nomura Securities International is a registered broker-dealer, registered futures commission merchant and a member firm of the New York Stock Exchange. As such, Nomura Securities International is subject to the minimum net capital requirements of the United States Securities and Exchange Commission, the New York Stock Exchange and the Commodity Futures Trading Commission. These requirements specify minimum levels of capital that United States broker-dealers are required to maintain and limit the amount of leverage that such broker-dealers may use in their businesses. As a primary dealer in United States government securities, Nomura Securities International is also subject to the capital adequacy requirements under the Government Securities Act of 1986.

Nomura International in the United Kingdom is regulated by the Securities and Futures Authority Limited and is subject to capital requirements of that authority.

In addition, certain of our other subsidiaries are subject to various securities and banking regulations, and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which such subsidiaries operate. We believe that each such subsidiary is, and will in the foreseeable future be, in compliance with such requirements in all material respects.

C. Organizational Structure.

Organization Structure

The following table lists Nomura and its significant subsidiaries and the locations of their principal offices. Indentation indicates the principal parent of each subsidiary. Except as otherwise specified, in each case Nomura owns, directly or indirectly, 100% of the voting securities of each subsidiary.

Name of Company	Location
Nomura Holdings, Inc.	Tokyo, Japan
Nomura Securities Co., Ltd.	Tokyo, Japan
Nomura Holding America Inc.	New York, United States
Nomura Securities International, Inc.	New York, United States
Nomura Corporate Research and Asset Management Inc.	New York, United States
Nomura Asset Capital Corporation	New York, United States
The Capital Company of America, LLC	New York, United States
Nomura Derivative Products, Inc.	New York, United States
Nomura Global Financial Products, Inc.	New York, United States
Nomura Funds Research and Technologies America, Inc.	New York, United States
Nomura International Trust Company	New Jersey, United States
Nomura Securities (Bermuda) Ltd.	Pembroke, Bermuda
Nomura Canada Inc.	Toronto, Canada
Nomura Realty Advisors, Inc.	New York, United States
Nomura Europe Holdings plc	London, United Kingdom
Nomura International plc	London, United Kingdom
Nomura Bank International plc	London, United Kingdom
Banque Nomura France	Paris, France
Nomura Nederland N.V.	Amsterdam, The Netherlands
Nomura Bank (Luxembourg) S.A.	Luxemburg
Nomura Bank (Deutschland) GmbH	Frankfurt, Germany
Nomura Bank (Switzerland) Ltd.	Zurich, Switzerland
Nomura Italia S.I.M. p.A.	Milan, Italy
Nomura Securities Hungary Ltd.	Budapest, Hungary

Name of Company	Location
Nomura Funding Facility Corporation Limited	Dublin, Ireland
Nomura Global Funding plc	London, United Kingdom
Nomura Europe Finance N.V.	Amsterdam, The Netherlands
Nomura Principal Investment plc	London, United Kingdom
Nomura Asia Holding N.V.	Amsterdam, The Netherlands
Nomura International (Hong Kong) Limited	Hong Kong
Nomura Investment Banking (Middle East) E.C.	Manama, Bahrain
Nomura Singapore Limited	Singapore, Singapore
Nomura Advisory Services (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia
Nomura Australia Limited	Sydney, Australia
PT Nomura Indonesia(1)	Jakarta, Indonesia
Nomura Asset Management Co., Ltd.	Tokyo, Japan
The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan
Nomura Babcock & Brown Co., Ltd.	Tokyo, Japan
Nomura Capital Investment Co., Ltd.	Tokyo, Japan
Nomura Principal Finance Co., Ltd.	Tokyo, Japan
Nomura Investor Relations Co., Ltd.(2)	Tokyo, Japan
The Nomura Fundnet Securities Co., Ltd.	Tokyo, Japan
Nomura Funds Research and Technologies Co., Ltd.(3)	Tokyo, Japan
Nomura DC Planning Co., Ltd.	Tokyo, Japan
Nomura Research & Advisory Co., Ltd.	Tokyo, Japan
Nomura Business Services Co., Ltd.	Tokyo, Japan
Nomura Satellite Communications Co., Ltd.	Tokyo, Japan
Nomura Human Capital Solutions Co., Ltd.	Tokyo, Japan

Notes:

(1) 80% held by Nomura.

(2) 90% held by Nomura.

(3) 51% held by Nomura.

D. Property, Plants and Equipment.

Our Properties

Our principal head office is located in Tokyo, Japan and occupies 802,654 square feet of office space. Our other major offices in Japan are our Osaka branch office, which occupies 127,961 square feet, our Nagoya branch office, which occupies 76,208 square feet, and the head office of Nomura Asset Management in Tokyo, which occupies 152,650 square feet. We lease most of our office space in Japan. Nomura Land and Building Co., Ltd., which is accounted for under the equity method of accounting in our consolidated financial statements, is the lessor of a substantial portion of our leased office space in Japan, including our Tokyo headquarters and Nagoya branch office.

Our major offices outside Japan are the London head office of Nomura International, which occupies 348,468 square feet, and the New York head office of Nomura Securities International, which occupies 283,836 square feet. We own the land and building for the London head office of Nomura International. We lease most of our other overseas office space.

As of March 31, 2002, the aggregate book value of the land and buildings we owned was ¥71.6 billion, and the aggregate book value of equipment we owned, including communications and data processing facilities, was ¥28.5 billion. We lease other equipment we use in our operations.

Item 5. Operating and Financial Review and Prospects.

A. Operating Results.

You should read the following discussion of our operating and financial review and prospects together with Item 3.A "Selected Financial Data" of this annual report and our consolidated financial statements included elsewhere in this annual report.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under Item 3.D "Risk Factors" and elsewhere in this annual report.

Business Environment

Japan

The Japanese economy, which had been recovering primarily through the increase in exports, entered a recession in November 2000 mainly due to the global economic downturn triggered by the crash in the information technology sector. The adverse effect of the resulting decrease in exports first hit the manufacturing sector, especially information technology-related businesses, and then spread to other sectors. Since the end of 2001, owing to the decrease in domestic inventories and the recovery of the U.S. economy, Japanese industrial production has been increasing and commodities prices have stabilized, providing some indications that the Japanese economy has begun to rebound.

During the year ended March 31, 2002, Japanese corporate earnings declined substantially, in a marked contrast to the remarkable recovery they made during the year ended March 31, 2001, in each case reflecting macro economic conditions. For the year ending March 31, 2003, we believe that, while the continued deflationary conditions will make a substantial recovery in sales unlikely, corporate earnings are likely to increase due to cost reductions through the implementation of restructuring measures.

In February 2001, the Bank of Japan reduced the overnight call rate from 0.25% to 0.15% in an attempt to stop the sharp downturn of the Japanese economy. In March 2001, the Bank of Japan changed its target for money market operations from interest rate to the current-account balance at the Bank of Japan, and increased money supply. This led the overnight call rate to move to approximately zero percent. The Bank of Japan implemented additional monetary operations such as increasing the current-account balance at the Bank of Japan as well as increasing outright purchases of long-term government bonds. The monetary policy described above and the weak credit demand in the private sector generally brought yields on newly issued 10-year Japanese Government bonds to move in the range of 1.0% to 1.6% from 2001 to the present, compared to the range of 1.5% to 2.0% from 1999 to 2000.

In the Japanese stock market, the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks, declined by 25.1% from 1,705.94 at the end of March 2000 to 1,277.27 at the end of March 2001, and by 17.0% to 1,060.19 at the end of March 2002. The Nikkei Stock Average declined by 36.1% from 20,337.32 at the end of March 2000 to 12,999.70 at the end of March 2001, and by 15.2% to 11,024.94 at the end of March 2002.

In the foreign exchange market, the value of the yen compared with the U.S. dollar, which had been in the range of ¥105 to ¥110 during 2000, depreciated to between ¥120 and ¥125 by June 2001. Although the value of the yen increased temporarily shortly after the terrorist attacks in the United States on September 11, 2001, it depreciated to between ¥130 and ¥135 to the U.S. dollar by the end of January 2002, reflecting concern about the delay in Japan's economic recovery relative to other countries. From May to June 2002, the yen appreciated rapidly to around ¥120 during the last week of June, reflecting the market's concerns with the outlook of the U.S. economy.

Overseas Markets

In 2001, there was a worldwide recession for the first time in twenty years. Especially since the terrorist attacks on September 11, 2001, corporate activities have declined, and trade capital investment, inventory investment and employment dropped sharply. Since the end of December 2001, the world economy has been showing improvement mainly through the recovery of the U.S. economy.

In the spring of 2001, the U.S. economy entered a recession for the first time in ten years. The real growth rate of GDP dropped from 4.1% for 2000 to 1.2% for 2001, mainly due to the decrease in fixed investment, reduction in inventories and employment adjustments. The terrorist attacks on September 11, 2001 increased concern over the future development of the U.S. economy. In order to support the U.S. economy, the Federal Reserve Bank decreased the Federal fund rates by 475 basis points to 1.75%, which was at the lowest level in 40 years. Stock prices plummeted due to the decline in corporate earnings and the economic downturn. Immediately after September 11, 2001, the Dow Jones Industrial Average temporarily fell to just above 8,000 points.

At the end of December 2001, the effect of the fiscal policy of the United States, including tax cuts, the progress in inventory adjustments and the accumulated effect of monetary easing stopped the U.S. economy from deteriorating further. The increase in consumer demand helped the U.S. economy recover steadily. The real annual growth rate of GDP for the first quarter of 2002 reached 5.6%, compared to 1.7% for the fourth quarter of 2001. On the other hand, the prospects for public final demand and corporate earnings growth remained unclear, and the Dow Jones Industrial Average remained in the range of 9,000 points to 10,500 points.

The European economies entered a recession in 2001, mainly due to the downturn in the U.S. economy and the increase in oil prices. Although the European Central Bank reduced its minimum bid rate on its main refinancing operation by 150 basis points, stock prices fell. From the beginning of 2002, the European economies appeared to have bottomed out in response to the recovery of U.S. economy.

In 2001, the Asian economies other than Japan also deteriorated significantly, mainly due to the U.S. economic downturn, and as a result of the sharp decrease in information technology-related demand. However, from the beginning of 2002, the trend of the Asian economies' recovery has become clear.

Results of Operations

Overview

The following table provides selected consolidated income statement information for the years indicated.

	Years Ended March 31,			
	2000	2001	2002	
	(yen amounts in millions; dollar amounts in thousands)			
Non-interest revenues	¥1,080,039	¥950,357	¥1,324,858	$9,983,859
Net interest revenue	(17,389)	(34,702)	(3,507)	(26,428)
Net revenues	1,062,650	915,655	1,321,351	9,957,431
Non-interest expenses	690,430	759,483	1,148,379	8,653,949
Income before income taxes	372,220	156,172	172,972	1,303,482
Income tax expense	168,671	98,762	4,926	37,122
Net income	¥ 203,549	¥ 57,410	¥ 168,046	$1,266,360
Return on equity	15.3%	4.0%	11.1%	

Net revenues increased by 44% from ¥915,655 million for the year ended March 31, 2001, to ¥1,321,351 million for the year ended March 31, 2002. The increase was mainly due to gains of ¥116,324 million on the disposal of certain PFG entities and a gain on private equity investments of ¥232,472 million, which is explained in "Principal Finance Group" below. Prior to March 26, 2002, the results of the PFG entities were consolidated in our financial statements and PFG entities rental income and PFG entities product sales increased due partly to the full year effect of certain PFG entities acquired during the year ended March 31, 2001, as well as the impact of one PFG entity acquired during the year ended March 31, 2002. These increases offset a decrease in commissions in the amount of ¥49,840 million and a decrease in net gain on trading in the amount of ¥145,761 million.

As discussed in "Principal Finance Group" below, on March 27, 2002, we contributed our interests in the PFG entities to a limited partnership in exchange for a limited partnership interest. The general partner of the limited partnership assumed control of the investments, and accordingly, we ceased consolidating the PFG entities at that time. On that date, we began accounting for our investment in the limited partnership at fair value.

Net revenues decreased by 14% from ¥1,062,650 million for the year ended March 31, 2000 to ¥915,655 million for the year ended March 31, 2001, mainly due to a decrease in commission revenue and our loss on investments in equity securities. However, such decrease was partially offset by an increase in asset management and portfolio service fees, net gain on trading and PFG entities products sales/rental income which was contributed by some newly purchased PFG entities.

In our U.S. GAAP consolidated income statement, we include under "Revenue" profit (loss) on investments in equity securities. We recorded profit on investments in equity securities in the amount of ¥90,839 million for the year ended March 31, 2000, and losses on such investments in the amounts of ¥98,968 million for the year ended March 31, 2001 and ¥55,860 million for the year ended March 31, 2002. This line item includes unrealized gains and losses on operating investments, and gains and losses realized upon disposition of operating investments. Operating investments refer to our investments in unaffiliated companies which we hold on a long-term basis in order to promote existing and potential business relationships. In our U.S. GAAP consolidated financial statements, operating investments are treated in accordance with U.S. GAAP for broker-dealers — they are recorded at market value, with unrealized gains and losses on these investments being recognized currently in income.

Non-interest expenses increased by 51% from ¥759,483 million for the year ended March 31, 2001 to ¥1,148,379 million for the year ended March 31, 2002 mainly due to increases in PFG entities cost of goods sold and PFG entities expenses associated with rental income which were contributed from some of newly acquired PFG entities. The increase also reflects an increase in compensation and benefits and an impairment loss in the amount of ¥92,441 million on our investment in JAFCO, one of our affiliates as discussed below.

Non-interest expenses increased by 10% from ¥690,430 million for the year ended March 31, 2000 to ¥759,483 million for the year ended March 31, 2001. The main reasons for the increase were the consolidation of Nomura Asset Management following the acquisition of a controlling interest and an increase in PFG entities cost of goods sold which was contributed by some of the newly acquired PFG entities.

Income before income taxes was ¥372,220 million for the year ended March 31, 2000, ¥156,172 million for the year ended March 31, 2001 and ¥172,972 million for the year ended March 31, 2002.

Income tax expense for the year ended March 31, 2002 was ¥4,926 million, representing an effective tax rate of 2.8%. The effective tax rate was significantly below our statutory tax rate of 42% mainly due to the following two reasons. First, the 2002 effective tax rate was affected by the change in accounting for PFG entities following the change in our PFG business structure. As discussed in "Principal Finance Business" below, on March 27, 2002, we contributed our interests in the PFG entities to a limited partnership in exchange for a limited partnership interest. As a result, we deconsolidated the PFG entities and recorded a corresponding gain on private equity investments of ¥232,472 million. There was no net tax effect related to this gain, and accordingly this reduced the effective tax rate for the year ended March 31, 2002 by approximately 25%. Second, the lower tax rate applicable to income of our foreign operations (mainly our U.K. operation which recorded a material gain on sale of PFG entities) reduced the effective tax rate by approximately 14%. Income tax expense for the year ended March 31, 2001 was ¥98,762 million, representing an effective tax rate of 63.2%. The higher effective tax rate was due mainly to increase in valuation allowance for operating tax loss carryforwards (mainly for our U.S. operations), which increased the effective tax rate by approximately 19%. Income tax expense for 2000 was ¥168,671 million, representing an effective tax rate of 45.3%.

We are subject to a number of different taxes in Japan which, in the aggregate, represented normal statutory tax rates of approximately 42% for the years ended March 31, 2000, 2001 and 2002. Our foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

Net income was ¥203,549 million for the year ended March 31, 2000, ¥57,410 million for the year ended March 31, 2001 and ¥168,046 million for the year ended March 31, 2002. Our return on equity was 15.3% for the year ended March 31, 2000, 4.0% for the year ended March 31, 2001 and 11.1% for the year ended March 31, 2002.

Results by Business Segment

As discussed in "Overview" under Item 4.B of this annual report, our business segments are Domestic Retail, Global Wholesale and Asset Management. Gain (loss) on investment securities, corporate items and other financial adjustments are included as "Other" operating results outside our business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for relationship purposes and the effects of consolidation and deconsolidation of the PFG entities are classified as reconciling items outside our segment information. You should read the following segment information in conjunction with Item 4.B of this annual report and Note 17 to our consolidated financial statements included in this annual report. Reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 17 to our consolidated financial statements included in this annual report.

Domestic Retail

In Domestic Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual customers in Japan. We also receive operational fees from asset management companies in connection with the administration services of investment trust certificates which we distribute.

Operating Results of Domestic Retail

	Years Ended March 31,			
	2000	2001	2002	
	(yen amounts in millions; dollar amounts in thousands)			
Non-interest revenues	¥375,276	¥260,193	¥226,156	$1,704,265
Net interest revenue	5,309	6,236	2,949	22,223
Net revenues	380,585	266,429	229,105	1,726,488
Non-interest expenses	194,345	215,638	208,621	1,572,125
Income before income taxes	¥186,240	¥ 50,791	¥ 20,484	$ 154,363

In Domestic Retail, net revenues decreased by 14% from ¥266,429 million for the year ended March 31, 2001 to ¥229,105 million for the year ended March 31, 2002, mainly due to decreases in commissions and asset management and portfolio service fees. Commissions revenue decreased mainly due to the decline of agency transaction volumes associated with stagnant equity markets in Japan. Asset management and portfolio service fees decreased mainly due to the redemption of the Medium-term Japanese Government Bond Fund in September 2001 and a decrease in the outstanding balances of stock investment trusts. However, increases in selling commissions from medium term notes and foreign currency bond partially offset this decrease.

Net revenue decreased by 30% from ¥380,585 million for the year ended March 31, 2000 to ¥266,429 million for the year ended March 31, 2001, mainly due to decreases in commissions and asset management and portfolio service fees. Commissions revenue decreased mainly due to the decline of agency transaction volumes associated with a stagnant equity market in Japan. Reduction of brokerage commissions in connection with the deregulation of stock brokerage commission in Japan which began in October 1999 also affected this decrease. Asset management and portfolio service fees decreased mainly due to a decrease in the outstanding balances of stock investment trusts. This decrease was partially offset by an increase in the outstanding balances of the Medium-term Japanese Government Bond Fund and other bond investment funds, including money management funds.

Non-interest expenses decreased by 3% from ¥215,638 million for the year ended March 31, 2001 to ¥208,621 million for the year ended March 31, 2002 due mainly to decreases in compensation and benefits. Non-interest expenses increased by 11% from ¥194,345 million for the year ended March 31, 2000 to ¥215,638 million for the year ended March 31, 2001 due mainly to an increase in advertising expenses.

Income before income taxes was ¥186,240 million for the year ended March 31, 2000, ¥50,791 million for the year ended March 31, 2001 and ¥20,484 million for the year ended March 31, 2002.

Retail Customer Assets Held in Custody

Our business strategy in Domestic Retail requires us to focus on increasing our customers' assets held in custody. By increasing these assets, we enhance our opportunity to provide services to our customers and generate future revenue.

The graph below illustrates the amounts and types of retail customer assets held in custody at March 31, 2000, 2001 and 2002:


Retail customer assets held in custody
(trillion yen)
30
25
20
15
10
5
0
0.6
5.9
3.3
4.8
11.9
0.7
9.2
2.5
4.9
9.6
0.7
7.6
2.3
6
9.1
2000
2001
2002
Equities
Bonds
Stock investment trusts
Bond investment trust
Overseas mutual funds
Other

Our retail customer assets held in our custody decreased by ¥1.2 trillion from ¥26.9 trillion yen at the end of March 2001 to ¥25.7 trillion at the end of March 2002, due mainly to by the redemption of the Medium-term Japanese Government Bond Fund and the decline in the outstanding balance of the money management fund in our custody accounts.

Due to the introduction in April 2001 of mark-to-market accounting in Japan for unlisted bonds held in investment trusts, the Medium-term Japanese Government Bond Fund whose amounts were ¥3.6 trillion as of March 31, 2001, no longer offered attractive returns to investors and we ceased offering this fund in April 2001 and redeemed the fund in September 2001. In November 2001, money management funds managed by other asset management companies in Japan incurred losses on Enron Corp.'s bonds, which triggered substantial withdrawals, mainly by listed corporations and financial institutions, from money management funds. This had a damaging effect on the bond investment trusts industry in Japan. The outstanding balance of the money management funds in our custody account decreased by 50% from ¥2.8 trillion as of September 30, 2001 to ¥1.4 trillion as of March 31, 2002.

Partially offsetting this decrease, foreign bonds were in strong demand from high-net-worth clients and other regional institutions as a result of portfolio advisory-based services and the near-zero interest rate economy. Our customer bond assets rose by ¥1.1 trillion from ¥4.9 trillion as of March 31, 2001 to ¥6.0 trillion as of March 31, 2002. Equity assets decreased by approximately 5% from ¥9.6 trillion as of March 31, 2001 to ¥9.1 trillion as of March 31, 2002, due to the stagnant stock market in Japan.

Products Mix

The graph below illustrates Domestic Retail's revenue structure broken down by product for the years ended March 31, 2000, 2001 and 2002.



Net revenues by product
100%
80%
60%
40%
20%
0%
4%
13%
23%
10%
50%
5%
28%
15%
14%
38%
5%
23%
12%
27%
33%
2000
2001
2002
Equities
Bonds
Investment trusts
Asset management
Other

Note:

Equity-related revenues include brokerage commission for equity transaction, sales credit from Equity in Global Wholesale, selling commissions of equity new issues, and other miscellaneous fees and commissions with respect to equities. Bond-related revenues include brokerage commissions for fixed income transactions, sales credits from Fixed Income in Global Wholesale, selling commissions or fees on new bond issues, and other miscellaneous fees and commissions with respect to bonds. Investments trust-related revenues include investment trust distribution fees, redemption fees, and other miscellaneous fees and commissions with respect to investment trusts. Asset management-related revenues include custodial fees received from asset management companies, asset management fees with respect to investment trusts and investment advisory fees with respect to pension funds and other customer assets.

In the year ended March 31, 2002, due to fluctuations in the Japanese stock market and a decrease in the outstanding balances of bond investment trusts, our revenues from equities, investment trusts and asset management declined. In the year ended March 31, 2000, revenue from equities represented 50% of total Domestic Retail revenues while revenue from bonds accounted for only 10%. In the year ended March 31, 2002, revenue from equities fell to 33% of total Domestic Retail revenues while revenue from bonds increased to 27%. We believe that our promotion of a portfolio consultation-based approach resulted in greater revenue diversification and mitigated the adverse effects of Japanese stock market fluctuations.

Global Wholesale

In Global Wholesale, we earn fees, commissions and other revenues by providing sales and trading services and investment banking services to global institutional customers. In our sales and trading activities, we facilitate customer transactions and trade for our own account by market-making and trading fixed income and equity securities. We also provide a broad range of investment banking services, including underwriting and financial advisory services. Also, we conduct proprietary transactions, including arbitrage and principal finance transactions. Through March 27, 2002, our investments in PFG entities had been treated as private equity positions for business segment information purposes.

Operating Results of Global Wholesale

	Years Ended March 31,			
	2000	2001	2002	
	(yen amounts in millions; dollar amounts in thousands)			
Non-interest revenues	¥404,947	¥487,644	¥385,430	$2,904,521
Net interest revenue	(3,488)	(24,839)	54,505	410,739
Net revenues	401,459	462,805	439,935	3,315,260
Non-interest expenses	198,117	210,062	248,657	1,873,828
Income before income taxes	¥203,342	¥252,743	¥191,278	$1,441,432

In Global Wholesale, net revenues was ¥401,459 million, ¥462,805 million and ¥439,935 million for the years ended March 31, 2000, 2001 and 2002, respectively.

Non-interest expenses was ¥198,117 million, ¥210,062 million and ¥248,657 million for the years ended March 31, 2000, 2001 and 2002, respectively.

As discussed in "Our Business Strategy" under Item 4.B of this annual report, our Global Wholesale consist of four business lines: Fixed Income, Equity, Investment Banking and Merchant Banking.

Fixed Income

We make markets in and trade Japanese Government bonds, municipal bonds, corporate bonds, foreign bonds, currencies, and swaps and other derivatives. Our strategy is to enhance customer-driven transactions and focus on maintaining our presence as a market leader in yen bond markets globally. We have enhanced our execution capabilities for trading in structured medium-term notes to meet strong demand from our high-net-worth clients and regional institutions in the Domestic Retail segment.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes *gensaki* and inter-dealer transactions.

	Year Ended March 31,		
	2000	2001	2002
Share in Japanese Government bond auctions	14.2%	12.8%	14.6%
Share in secondary bond trading	14.7%	14.6%	15.1%

Operating Results of Fixed Income

	Years Ended March 31,			
	2000	2001	2002	
	(yen amounts in millions; dollar amounts in thousands)			
Net revenues	¥96,883	¥78,390	¥90,753	$683,896
Non-interest expenses	58,578	56,171	66,739	502,931
Income before income taxes	¥38,305	¥22,219	¥24,014	$180,965

Net revenues increased by 16% from ¥78,390 million for the year ended March 31, 2001 to ¥90,753 million for the year ended March 31, 2002 due mainly to our success in trading in structured medium-term notes to meet strong demand from high-net-worth clients and regional institutions in the Domestic Retail segment.

Net revenues decreased by 19% from ¥96,883 million for the year ended March 31, 2000 to ¥78,390 million for the year ended March 31, 2001 due mainly to the stagnant Japanese bond market with a widening credit spread and increasing concerns about settlement risk relating to the introduction of real-time gross settlement at the Bank of Japan in January 2001.

Non-interest expenses increased by 19% from ¥56,171 million for the year ended March 31, 2001 to ¥66,739 million for the year ended March 31, 2002 due mainly to an increase in compensation and benefits in our overseas operations.

Non-interest expenses decreased by 4% from ¥58,578 million for the year ended March 31, 2000 to ¥56,171 million for the year ended March 31, 2001 due mainly to a decrease in compensation and benefits in our overseas operations.

Income before income taxes was ¥38,305 million for the year ended March 31, 2000, ¥22,219 million for the year ended March 31, 2001 and ¥24,014 million for the year ended March 31, 2002.

Equity

We focus on transactions by customer order flow as well as arbitrage trading. In recent years, many Japanese corporations which have needed to restructure their balance sheets have accelerated their liquidation of cross-shareholdings of other Japanese corporations. Utilizing our strong client base, solution providing services and execution capabilities, we have been handling large block orders resulting from such liquidations. We expect such restructuring to continue during the year ending March 31, 2003.

Furthermore, through our global sales network we often handle orders for baskets of various stocks from domestic and foreign large corporate and public pension funds. In the year ended March 31, 2002, we strengthened our sales network into a global organization to enable us to meet the 24-hour demand from large global customers through our Tokyo, London and New York offices.

Our market share in off floor/off exchange transactions which was often used for large and basket transaction in Japan was 25.3%, 20.9% and 18.8% for the years ended March 31, 2000, 2001 and 2002, respectively.

Operating Results of Equity

	Years Ended March 31,			
	2000	2001	2002	
	(yen amounts in millions; dollar amounts in thousands)			
Net revenues	¥169,674	¥241,291	¥125,076	$942,547
Non-interest expenses	78,296	73,617	66,475	500,942
Income before income taxes	¥ 91,378	¥167,674	¥ 58,601	$441,605

Net revenues decreased by 48% from ¥241,291 million for the year ended March 31, 2001 to ¥125,076 million for the year ended March 31, 2002 due partially to a stagnant Japanese equity market. Also, the results for the year ended March 31, 2002 did not reflect block trades which took place in large numbers and volume in connection with the reorganization of the Nikkei Stock Average which occurred during the year ended March 31, 2001.

Net revenues increased by 42% from ¥169,674 million for the year ended March 31, 2000 to ¥241,291 million for the year ended March 31, 2001 mainly due to the occurrence of block trades relating to the reorganization of the Nikkei Stock Average discussed above and an increase in the numbers and volume of block trades relating to customers' liquidation of cross-shareholdings.

Non-interest expenses decreased by 10% from ¥73,617 million for the year ended March 31, 2001 to ¥66,475 million for the year ended March 31, 2002 due mainly to a decrease in performance-linked compensation overseas.

Non-interest expenses decreased by 6% from ¥78,296 million for the year ended March 31, 2000 to ¥73,617 million for the year ended March 31, 2001 due mainly to decreases in commissions and floor brokerage overseas.

Income before income taxes was ¥91,378 million for the year ended March 31, 2000, ¥167,674 million for the year ended March 31, 2001 and ¥58,601 million for the year ended March 31, 2002.

Investment Banking

We provide a broad range of investment banking services, including underwriting, financial advisory and other financial services. We manage and participate in the underwriting of offerings of debt, equity and other securities in major financial markets, primarily Japan, Europe and the United States.

The following table shows our share in the primary markets, in terms of underwritten amounts, for the periods indicated and showed that we maintained high market shares in both equity and fixed income products.

	Year Ended March 31,		
	2000	2001	2002
Share in Japanese IPOs	42.5%	43.7%	36.0%
Share in Japanese Public Offerings	35.5%	15.8%	34.3%
Share in Japanese Straight Bonds	24.3%	22.2%	21.0%
Share in Japanese Samurai Bonds	44.4%	18.4%	38.1%

We have been enhancing our M&A/financial advisory capabilities for cross border deals as well as Japanese deals. According to Thomson Financial, the amounts of completed M&A deals which involved Japanese parties was $53,156 million and our share was 36% of those cross border deals in 2002.

We have also entered into an alliance with Thomas Weisel Partners, a San Francisco-based investment banking firm, whereby the two firms will coordinate cross-border M&A activity between the United States and Japan.

Merchant Banking

In Europe, we were active in the private equity business through our Principal Finance Group. The focus of this business had been to identify and acquire under-performing, misunderstood or challenging businesses, which generally are asset-backed, offer downside protection through stable cash flows but have significant upside. Under U.S. GAAP, as we had controlling financial interests in PFG entities, we were required to consolidate them prior to March 27, 2002, the date at which we contributed our interests in these entities to a limited partnership in exchange for a limited partnership interest. For segment information purposes, we treated these investments as private equity investments and marked them at fair value. Thus, the large gain on private equity investments explained in "Principal Finance Group" below did not have the same effect on our segment reporting. We also established a wholly-owned subsidiary, Nomura Principal Finance, in Tokyo in July 2000 and have been developing this type of private equity business in Japan.

In October 2001, we set up Merchant Banking within Global Wholesale, and through Merchant Banking we manage principal finance business in Europe and Japan, and other private equity business in Japan, Europe and the United States. Operating results of Merchant Banking for the years ended March 31, 2000 and 2001 were included in the results of Investment Banking.

Operating Results of Investment Banking and Merchant Banking

	Years Ended March 31,			
	2000	2001	2002	
	(yen amounts in millions; dollar amounts in thousands)			
Investment Banking:				
Net revenues	¥134,902	¥143,124	¥ 88,349	$ 665,780
Non-interest expenses	61,243	80,274	57,406	432,600
Income before income taxes	¥ 73,659	¥ 62,850	¥ 30,943	$ 233,180
Merchant Banking:				
Net revenues	—	—	¥135,757	$1,023,037
Non-interest expenses	—	—	58,037	437,355
Income before income taxes	—	—	¥ 77,720	$ 585,682
Investment Banking and Merchant Banking:				
Net revenues	¥134,902	¥143,124	¥224,106	$1,688,817
Non-interest expenses	61,243	80,274	115,443	869,955
Income before income taxes	¥ 73,659	¥ 62,850	¥108,663	$ 818,862

Net revenues of Investment Banking and Merchant Banking increased 57% from ¥143,124 million for the year ended March 31, 2001 to ¥224,106 million for the year ended March 31, 2002 mainly due to a gain as a result of the disposal of approximately 5,400 pubs held by Angel Street Capital Limited and Tudor Street Capital Limited, both PFG entities, and securitization of Annington Holdings plc, another PFG entity, in Merchant Banking. This gain was offset by a decrease in net revenues in Investment Banking due mainly to a decrease in the volume of public stock offerings by listed and over-the-counter registered companies in Japan reflecting the stagnant Japanese stock market.

Net revenues of Investment Banking and Merchant Banking increased by 6% from ¥134,902 million for the year ended March 31, 2000 to ¥143,124 million for the year ended March 31, 2001 mainly due to gains on the securitization of Carmelite Capital Limited, a PFG entity, and disposal of CIT, a U.S. listed financial company. These gains were offset by a decrease in net revenues of Investment Banking mainly due to a decrease in the volume of public stock offerings in Japan.

Non-interest expenses of Investment Banking and Merchant Banking increased by 44% from ¥80,274 million for the year ended March 31, 2001 to ¥115,443 million for the year ended March 31, 2002 mainly due to an increase in compensation and benefits reflecting the improved performance of Merchant Banking.

Non-interest expenses of Investment Banking and Merchant Banking increased by 31% from ¥61,243 million for the year ended March 31, 2000 to ¥80,274 million for the year ended March 31, 2001 due mainly to an increase in compensation and benefits in Merchant Banking.

Income before income taxes was ¥73,659 million for the year ended March 31, 2000, ¥62,850 million for the year ended March 31, 2001 and ¥108,663 million for the year ended March 31, 2002.

Asset Management

In Asset Management, principally conducted through Nomura Asset Management, we develop and manage investment trusts, which we and other financial institutions distribute, and earn management fees for the portfolio management of investment trusts. We also provide investment advisory services for pension funds and other institutional customers. Net revenues mainly consist of asset management and portfolio service fees.

Operating Results of Asset Management

	Years Ended March 31,			
	2000	2001	2002	
	(yen amounts in millions; dollar amounts in thousands)			
Non-interest revenues	¥2,154	¥58,237	¥46,840	$352,977
Net interest revenue	432	1,810	367	2,766
Net revenues	2,586	60,047	47,207	355,743
Non-interest expenses	2,751	39,537	37,031	279,058
Income (loss) before income taxes	¥ (165)	¥20,510	¥10,176	$ 76,685

Net revenues decreased by 21% from ¥60,047 million for the year ended March 31, 2001 to ¥47,207 million for the year ended March 31, 2002, mainly due to decreases in asset management and portfolio service fees caused primarily by the redemption of the Medium-term Japanese Government Bond Fund in September 2001 and a decrease in the outstanding balance of stock investment trusts.

Net revenues increased by 2,222% from ¥2,586 million for the year ended March 31, 2000 to ¥60,047 million for the year ended March 31, 2001, mainly due to an increase in asset management and portfolio service fees associated with the consolidation of Nomura Asset Management following our acquisition of a controlling interest in that company.

Non-interest expenses decreased by 6% from ¥39,537 million for the year ended March 31, 2001 to ¥37,031 million for the year ended March 31, 2002, due partly to a decrease in performance-linked compensation in accordance with a decrease in its revenue.

Non-interest expenses increased by 1,337% from ¥2,751 million for the year ended March 31, 2000 to ¥39,537 million for the year ended March 31, 2001, reflecting the effect of the consolidation of Nomura Asset Management.

Loss before income taxes was ¥165 million for the year ended March 31, 2000 and income before income taxes was ¥20,510 million for the year ended March 31, 2001 and ¥10,176 million for the year ended March 31, 2002.

Recent Trends in the Japanese Investment Trust Market

In the year ended March 31, 2002, Nomura Asset Management experienced difficult business circumstances relating to Enron Corp.'s bankruptcy in the United States in late 2001. In November 2001, Enron's bankruptcy prevented some asset management companies in Japan from keeping the unit price of their money management funds at the original investment value of ¥10,000. This triggered large withdrawals from money management funds, mainly by listed corporations and financial institutions, and has damaged the investment trusts industry in Japan. Nomura Asset Management's money management fund decreased in terms of the principal amount by 54% from ¥3.9 trillion at the end of September 2001 to ¥1.8 trillion at the end of March 2002. The money management funds in our custody account also decreased by 50% from ¥2.8 trillion to ¥1.4 trillion. Under these adverse circumstances, Nomura Asset Management's market share in public investment trusts rose to 33% by the end of March 2002 because the decline of our money management fund was smaller relative to other institutions. On January 18, 2002, the Investment Trusts Association of Japan announced new rules for money management funds. These new rules are intended to help the investment trusts industry regain investors' confidence in money management funds. With respect to assets included in an investment trust, these rules specify limitations on the remaining maturity, average maturity and exposure on a single issuer, and minimum criteria on credit ratings to be obtained. We have introduced the new rules to the management and asset structures of our money management fund.

As for our Long-term Bond Investment Trust, its asset management fees will be reduced due to the implementation of mark-to-market accounting for this type of product. The new fees will be gradually introduced during the current fiscal year ending March 31, 2003.

Nomura Asset Management's Assets under Management and Market Share

The following graph illustrates the types of investment trust under management of Nomura Asset Management at the end of March, 2000, 2001 and 2002. Nomura Asset Management's assets under management at the end of March 2002 fell by approximately ¥2.8 trillion to ¥18.2 trillion from the end of March 2001. The assets comprised ¥3.2 trillion in stock investment trusts, ¥10.4 trillion in bond investment trusts and ¥4.5 trillion in investment advisory services. While stock investment trusts rose by approximately ¥600 billion as a result of an increase in Exchange Traded Funds, the decrease in bond investment trust assets could be explained by the redemption of the Medium-term Japanese Government Bond Fund in September 2001 and the decrease in money management fund assets by approximately ¥800 billion from ¥2.6 trillion at the end of March 2001 to ¥1.8 trillion at the end of March 2002.


Nomura Asset Management's assets under management
(trillion yen)
25
20
15
10
5
0
0.1
5.6
10.7
3.5
0.2
4.9
13.3
2.6
0.2
4.4
10.4
3.2
2000
2001
2002
Stock investment trust
Bond investment trust
Investment advisory
Other

The following table shows Nomura Asset Management's share, in terms of net asset value, in the Japanese asset management market as of March 31, 2000, 2001 and 2002. Nomura Asset Management's market share in public investment trusts rose to 33% as of March 31, 2002 because the decline of our money management fund was smaller relative to other institutions.

	As of March 31,		
	2000	2001	2002
Stock investment trust	21%	18%	21%
Bond investment trust	28%	35%	40%
Total public investment trust	26%	30%	33%

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates, amortization of goodwill, gain (loss) on sales of tangible assets, other losses arising from long-lived assets and cancellation of company agreements, corporate items and other financial adjustments.

Loss before income taxes in Other operating results increased from ¥60,455 million for the year ended March 31, 2001 to ¥143,397 million for the year ended March 31, 2002, mainly due to the loss relating to our withdrawal from a multi-employer pension plan and the impairment loss on our investment in JAFCO. We currently have three listed companies, including JAFCO, among our affiliates that are accounted for under the equity method in our U.S. GAAP consolidated financial statements. JAFCO, which is in the business of investing in and enhancing the equity value of non-listed companies, currently comprises a substantial portion of the aggregate carrying amount of our investments. During the year ended March 31, 2002, the overall decline in market conditions in Japan led to a decrease in revenues relating to JAFCO-backed initial public offerings, and this contributed to a substantial decline in JAFCO's share price. As a result, we determined that there was an other-than-temporary loss on our investment in JAFCO, and we recorded an impairment loss on that investment in the amount of ¥92,441 million for the year ended March 31, 2002. This loss is included in "Non-interest expenses — Other" in our U.S. GAAP consolidated income statement for that year. If market conditions in Japan continue to deteriorate, there may be a further decline in the value of JAFCO shares, and we may need to record an additional impairment loss on our investment in JAFCO for the current or subsequent fiscal years. For further information on these losses, see Notes 10 and 15 to our consolidated financial statements included in this annual report.

Loss before income taxes in Other operating results decreased from ¥83,215 million for the year ended March 31, 2000 to ¥60,455 million for the year ended March 31, 2001. One major reason for this was a decrease in loss on sale of tangible assets such as the land and buildings of nine branches, including the Osaka branch, to Nomura Land and Building Co., Ltd. during the year ended March 31, 2000. In addition, we recorded amortization of goodwill mainly caused by the consolidation of Nomura Asset Management for the year ended March 31, 2001. For further information on this amortization of goodwill, see Note 3 to our consolidated financial statements included in this annual report.

Investments in Equity Securities Held for Relationship Purposes

In our consolidated financial statements, operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships, are treated in accordance with U.S. GAAP for broker-dealers — they are recorded at market value, with unrealized gains and losses on these investments being recognized in income.

Our operating investments share the following characteristics which are based on customary business practices in Japan:

- We primarily acquire operating investments for business relationship purposes, and not for generating capital gains. We do so in order to promote existing and potential business relationships with Japanese financial institutions and corporations.

- We generally hold these investments for the long term, commensurate with our longstanding business relationships with the investees. We generally do not dispose of these investments for the purpose of realizing short-term capital gains.

- We do not, as a matter of business practice, generally dispose of these investments without consulting with the investees beforehand. We have a business incentive in not disposing of an operating investment without such prior consultation, because an investee may interpret the disposal as an indication that we were placing less value on our business relationship with the investee and might, as retaliation, reduce or terminate the business it brings to us, thereby causing substantial harm to our business.

In pursuing our business strategy, we continuously review our business relationships with Japanese companies that are the investees of our operating investments.

In light of the characteristics of our operating investments as explained above, we do not include the unrealized profit/(loss) on these investments in our segment information.

Effect of Consolidation/Deconsolidation of the PFG Entities

Prior to March 27, 2002, under U.S. GAAP, PFG entities' financial position and results of operations had been recorded using purchase accounting at the date of the acquisition because of our controlling financial interests in the PFG entities. We held these controlling financial interests through our holding of warrants to purchase equity interests in the PFG entities. As described in "Principal Finance Group" below, on March 27, 2002, we contributed our interests in the PFG entities to a limited partnership in exchange for a limited partnership interest. The general partner of the limited partnership assumed control of the investments, and accordingly, we ceased consolidating the PFG entities at that time. The effects of consolidation and deconsolidation of the PFG entities are reflected in our consolidated financial statements but not in our segment information. This is because we view and treat our PFG businesses as private equity investments and because we manage these businesses based on management's estimate of fair value. Our financial exposure is limited to the fair value of our direct investments. For a further explanation of this accounting treatment, see Note 17 of our consolidated financial statements included in this annual report.

Summary of Regional Contribution

For a summary of our net revenue, income before income taxes and identifiable assets by geographic region, see Note 17 to our consolidated financial statements included in this annual report.

Regulatory Capital Requirements

Many of our business activities are subjected to statutory capital requirements, including those of Japan, the United Kingdom, the United States and certain other countries in which we operate.

In Japan, we are subject to the capital adequacy rule of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio of not less than 120%. The calculation of a capital adequacy ratio is described in "Regulatory Capital Rules — *Japan*" under Item 4.B of this registration statement. As of March 31, 2002, we had a capital adequacy ratio of 231.6% compared to 317.2% as of March 31, 2001.

Some of our subsidiaries are subject to various regulatory requirements that may limit cash dividends and advances to the Japanese parent company and that may establish minimum capital requirements. These subsidiaries are in compliance with all applicable regulatory capital adequacy requirements.

Translation Exposure

A significant portion of our business is conducted in currencies other than yen — most significantly, U.S. dollars, British pounds and Euros. In foreign countries where we operate, our business is conducted in the currencies of those countries. We prepare financial statements of our foreign operations in their functional currencies prior to consolidation into our financial statements. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our statements of operations unless and until we dispose of, or liquidate, the relevant foreign subsidiary, which historically has not occurred, and which we do not expect to occur, frequently.

Critical Accounting Policies

Use of Estimates

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair Value of Financial Instruments

Financial instruments including derivatives, used in our trading activities are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on listed market prices, where possible. If listed market prices or broker or dealer quotations are not available or if the liquidation of our positions would reasonably be expected to impact market prices, fair value is determined based on valuation pricing models which take into consideration time value and volatility factors which underly the financial instrument.

Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact our estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, our estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Investment in Private Equity Funds

We have been actively involved in the private equity business, through its UK based Principal Finance Group ("PFG"). As a result of a review to determine the optimum structure to run this business going forward, on March 27, 2002, we restructured our PFG and, as a result, contributed our investments in certain of our remaining investee companies (the "PFG entities") to Terra Firma Capital Partners I ("TFCP I"), a recently formed limited partnership which is engaged in the private equity business. As a result of our contribution of our investments in the PFG entities to TFCP I in exchange for a limited partnership interest, Terra Firma Investments (GP) Limited ("Terra Firma"), the general partner of TFCP I, which is independent of us, assumed control of the investments. Accordingly we ceased consolidating the investments on such date. Terra Firma Capital Partners Limited ("TFCPL") has been established by our former employees to advise Terra Firma in relation to the management of TFCP I as well as the raising and investing of additional capital. With effect from March 27, 2002, we account for our limited partnership interest in TFCP I at fair value in accordance with accounting practice for broker-dealers.

As stated above the limited partnership interest in TFCP I is carried at fair value. Corresponding changes in the fair value of the limited partnership interest in TFCP I are included in gain on private equity investments. The determination of fair value is significant to our financial condition and results of operations and requires management to make judgements based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no external quoted prices available. In place of this, our Risk Management unit meets with Terra Firma, TFCPL and the management teams of the underlying investments to discuss among other things, Terra Firma's valuation of the investments, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. Terra Firma also provides regular performance reports for each investment. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors allows us to produce our own estimates of the fair value for each underlying investment.

In estimating fair value, we estimate the price that would be obtained between a willing buyer and a willing seller dealing at arm's length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment. These projections will reflect the business drivers specific to each investment.

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors
Hotels	Room rate achieved and occupancy, which in turn are driven by business and leisure travel. Revenue from conference facilities and food and beverage sales. Staff and other costs and central overheads.
Real Estate	Sales values, leaseback and open market rental values achieved, driven by underlying demand for housing in both the homeowner and rental markets. Property holding and refurbishment and head office costs. Availability and cost of finance.
Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement (taking into account arrears), rental acquisition costs, rental maintenance costs, as well as overheads and head office costs.
Retail	Market share, changes in market size, underlying trends in consumer behaviour. Gross margin and operating costs, including outlet overheads and head office costs.
Services	Contract terms negotiated at beginning of contract. Initial contract set up costs and capital expenditure. Ongoing servicing costs, including staff costs and central overheads. Additional contracts and additional non-contracted works. Availability and cost of finance.

Where possible these valuations are compared with price/earnings data for comparable quoted companies or recent market price data for comparable transactions. Any significant differences are analysed and consideration given to whether this analysis indicates an adjustment to the discounted cash flow valuation is required. While it is likely that certain potential purchasers may have special interests in the relevant investments that would allow them to justify a premium price, such as synergy or strategic benefits, no such premium has been included within the valuation models. Conversely, no discounts have been taken for the fact that there may only be a limited number of potential purchasers of the investments. These valuations are then stress-tested to assess the impact of particular risk factors. Examples of such stress tests include:

- Stressing exit assumptions, either by altering the timing or the exit multiple used. In particular, using exit multiples in line with 5-year lows of trading multiples for similar companies are considered
- Stressing growth assumptions, to assume lower growth. Where possible, the impact of a mild recession is considered
- Removing or curtailing any assumptions about increases in operating margins.

An assessment of the results of the fair value exercise and the stress tests allows the final estimated valuation to be established. The fair value of our investment in TFCP I is then the sum of the fair values of the individual investments less any performance bonuses that may be payable, either to the management team of a particular business or under the TFCPL documentation.

For recently acquired investments (i.e., those acquired within 12 months), fair value is equal to acquisition cost unless there has been a material change to the operating performance of the specific investment or a significant event has occurred in the marketplace.

As of March 31, 2002, the estimated fair value of our limited partnership interest in TFCP I was ¥265,714 million ($2,002,366 thousand). Of this 47% is Real Estate, 9% is in the Services Sector and the balance of 44% in Consumer Businesses, which includes Retail, Consumer Finance and Hotels.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Transfers of Financial Assets

We account for the transfer of financial assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140). This statement requires that we account for the transfer of financial assets, occurring after March 31, 2001, as a sale when we relinquish control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or either receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets. In connection with these securitization activities, we utilize special purposes entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. we derecognize financial assets transferred in securitizations provided that we have relinquished control over such assets. The impact of adoption of this provision was insignificant.

We have historically used special purpose entity or, SPE vehicles as a conduit and has not retained a financial interest in the asset securitizations. In conduit transactions, We serve as the administrator and provides contingency liquidity support for the commercial paper. Conduits provide clients with a way to access liquidity in the commercial paper markets by allowing clients to sell assets to the conduit, which in return issues commercial paper to fund the purchases. The commercial paper issued by the conduits is supported with sufficient collateral, other credit enhancement, and liquidity support to receive at least an A-1 or P-1 rating. We may retain an interest in the financial assets securities ("Retained Interests") in the future, which may include assets in the form of residual interests in the special purpose entities established to facilitate the securitization. Any Retained Interests would be included in Securities inventory within our balance sheet. We record its Securities inventory, including Retained Interests, at fair value with any changes in fair value included in revenues.

Accounting Developments

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), SFAS 141 was effective for business combinations initiated after June 30, 2001. SFAS 141 requires that all business combinations completed after its adoption be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 became effective for us in the first quarter of the year ending March 2003 and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS 142 prohibits the amortization of goodwill but requires that goodwill be tested for impairment at least annually at the reporting unit level. The impairment test will be performed in two phases. The first step of the goodwill impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of a reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Based on amortization expense recorded in the year ended March 31, 2002, we estimate that the elimination of goodwill amortization expense will increase income before income taxes by approximately ¥10,837 million ($81,665 thousand). The application of SFAS 141 will require us to recognize a cumulative effect of change in accounting principle for the unamortized negative goodwill that is associated with prior business combinations of ¥109,799 million ($827,423 thousand) as of March 31, 2002. We are currently assessing the effect of the adoption of SFAS 141 and SFAS 142 on areas other than negative goodwill.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We are required to adopt this statement on April 1, 2003. We are currently assessing the effect of the adoption of SFAS 143.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We will adopt the provisions of SFAS 144 in the first quarter of the year ending March 2003 and we are currently assessing the effect of the adoption of SFAS 144.

In May 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, FASB Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). We are currently assessing the effect of the adoption of SFAS 145.

Principal Finance Group

Background

Since 1995, we have made a series of 16 private equity investments in various businesses, for a total investment of ¥678 billion. We refer to this business as the Principal Finance Group, or PFG, business. The businesses in which we have invested, which we call "PFG entities", are primarily located in the United Kingdom, Germany and the United States, and are in basic service industries with stable operating results and cash flows.

Examples of companies we have bought and sold in this area include: AT&T Capital Corporation, a U.S. leasing and commercial finance company; Angel Train Contracts, a privatized U.K. rolling stock company; William Hill, a major U.K. bookmaker; and Angel Street Capital Limited, a U.K. pub company. Current investments include: Le Grand Cap Limited, a U.K. pub company; Carmelite Capital Limited, a consumer rental company with operations primarily in Western Europe; Annington Holdings plc and Deutsche Annington Holdings Limited, residential property rental companies in the United Kingdom and Germany, respectively; and Thresher Wines Capital Limited, the largest specialist off-license retailer in the United Kingdom.

PFG Portfolio

A summary of the principal operating PFG entities as of March 27, 2002, immediately prior to the reorganization described below, were as follows:

Name of Company	Activity	Location
Carmelite Capital Limited	Rental and sale of consumer electronics	United Kingdom
Thresher Wines Capital Limited	Sale of beer, wine and spirits	United Kingdom
Annington Holdings plc	Investment in properties	United Kingdom
Deutsche Annington Holdings Limited	Investment in properties	Germany
Meridien Capital Limited	Hotels	United Kingdom

We have invested in these businesses for capital appreciation purposes, which we have expected to realize after a five to seven year holding period, although we have exited some investments for significant returns in a shorter period. Value is generated through fundamentally changing strategy, hiring and empowering new management, and achieving operational efficiencies in each of the companies acquired.

Prior to the reorganization described below, for financial reporting purposes, the PFG entities' financial position and results of operations were recorded using purchase accounting at the date of the acquisition and were consolidated in our consolidated financial statements because we had controlling financial interests in the PFG entities. We held these controlling financial interests through our holding of warrants to purchase equity interests in the PFG entities.

PFG Reorganization

On March 27, 2002, we contributed our interests in the PFG entities to a limited partnership in exchange for a limited partnership interest. The general partner of the limited partnership assumed control of these investments. For all of these investments, we ceased consolidating the PFG entities at that time. On that date, we began accounting for our investment in the limited partnership at fair value in accordance with the accounting practices for broker-dealers and include this investment in "Private equity investments" in our consolidated balance sheet. This accounting treatment is effective only for periods on and after March 27, 2002. Thus, our operating results for the year ending March 31, 2003 will not be directly comparable to prior years regarding the PFG entities.

We recognized revenue amounting to ¥232,472 million through the deconsolidation of the PFG entities. This revenue was derived mainly from the difference between the balance sheet value of the PFG entities as our subsidiaries and the fair value of our investments in them. Some of the PFG entities whose assets we securitized, had negative balance sheet values because of an increase in their liabilities through securitization while they continued to carry their fixed assets at historical cost. The fair value of our investments in PFG entities shows their economic value which is typically derived from projected future cash flows to be generated by the investment, discounted at its weighted average cost of capital and, in some cases, real estate property valuations received from independent appraisers as discussed in "Critical Accounting Policies" above. As of March 31, 2002, the estimated aggregate fair value of the limited partnership interest which represents our investments in the PFG entities was ¥265,714 million.

B. Liquidity and Capital Resources.

Balance Sheet

Capital Adequacy

We maintain a highly liquid balance sheet with the vast majority of the assets consisting of cash, market traded securities inventories, and receivables under resale agreements and securities borrowed transactions.

Our total assets were ¥17,758.3 billion as of March 31, 2002, an increase of ¥612.3 billion from ¥17,146.0 billion at March 31, 2001. The increase in total assets was primarily attributable to increases in securities inventory and securities purchased under reverse repurchase transactions, partially offset by a decrease in assets held for non-trading purposes.

As a policy, we intend to maintain a sufficient capital base, defined as long-term borrowings and shareholders' equity, to support the business even during periods of adverse market conditions.

Our capital base increased ¥434.2 billion or 14.8% to ¥3,359.8 billion as of March 31, 2002 from ¥2,925.6 billion as of March 31, 2001.

Financial Leverage

The following table sets forth our shareholders' equity, total assets, adjusted assets and leverage ratios:

	Billions of yen	
	Years Ended March 31,	
	2001	2002
Shareholders' Equity	1,436.4	1,604.9
Total Assets	17,146.0	17,758.3
Adjusted Assets(1)	11,772.7	11,908.4
Leverage Ratio(2)	11.9x	11.1x
Adjusted Leverage Ratio(3)	8.2x	7.4x

Notes:

(1) Adjusted Assets represent Total Asset less securities purchased under agreements to resell and the receivable for securities pledged as collateral.

(2) Leverage Ratio equals Total Assets divided by shareholders' equity.

(3) Adjusted Leverage Ratio equals Adjusted Assets divided by shareholders' equity.

Funding and Liquidity Management

Management Oversight of Liquidity

As a company in the financial sector, our management understands that one of the most important issues for us is access to liquidity.

Our Strategic Management Committee has responsibility for allocating the various resources, including capital, to the business segments and reviews the business segments' performance relative to their allocated resources.

Our Global Treasury is primarily responsible for long-term borrowings and manages funding, liquidity, collateral and relationship with creditors and rating agencies on a global basis. Our Global Treasury works closely with the funding desks in the regions to manage our secured funding activities, such as repurchase and reverse repurchase transactions.

The primary objectives of our capital structure and liquidity policies are to support our business segments' financing needs while ensuring liquidity at all times in all market environments, including periods of financial stress.

Funding Strategies and Liquidity Policies

Our reliance on external sources to finance a significant portion of its day-to-day operations makes access to global sources of financing important. Although we benefit by distributing a significant portion of our liabilities through our own sales force to a large, diversified global client base, we attempt to finance our balance sheet by maximizing the use of secured funding, as secured funding is generally more resilient than unsecured funding.

Our principle policy as to liquidity management is to maintain cash and liquid unencumbered securities equal to at least 110% of its outstanding short-term unsecured borrowings.

In addition, we monitor the maturity profile of our short-term and long-term borrowings to minimize the risk of refinancing to take place in any one period.

The contingency funding plan is updated by our Global Treasury periodically to assure ample liquidity in the event that our access to uncollateralized financing is temporarily impaired. The contingency funding plan takes into consideration of contingent obligations such as additional collateral that may be required under derivative contracts in certain downgrade scenarios and market risk intrinsic to securities inventory.

Principal Sources of Funding

The volume of our borrowings generally fluctuates in response to changes in the amount of repurchase transactions outstanding, the level of our securities inventory and overall market conditions.

We view long-term borrowings as a stable source of funding for core inventories and illiquid assets. The outstanding long-term borrowings at March 31, 2002 was ¥1,754.9 billion compared to ¥1,489.2 billion as of March 31, 2001.

We utilize interest rate swaps to convert the majority of our fixed rate term debt into floating rate obligations to minimize interest rate risk arising from mismatches between the duration of the assets being funded and the duration of these borrowings.

We also fund our operations through the use of collateralized and uncollateralized short-term borrowings.

We view collateralized short-term funding, including repurchase agreements and secured loans, as inherently less credit sensitive and therefore more stable due to the collateralized nature of borrowing.

Our outstanding payables under repurchase agreements and securities loaned transactions was ¥8,245.5 billion as of March 31, 2002 and ¥7,448.2 billion as of March 31, 2001.

We utilize uncollateralized short-term borrowings as a source of short-term funding and also as an alternative to secured financing when it presents a cheaper funding source.

Short-term funding sources includes Japanese commercial paper programs, deposits at our banking subsidiaries, short-term bank loans and bonds with a maturity of one year or less. Outstanding short-term borrowings are set forth below:

	Billions of yen		Translation into millions of U.S. dollars
	March 31		
	2001	2002	2002
Short-term borrowings:			
Bank loans	¥ 483.9	¥ 238.3	$ 1,795.7
Loans from financial institutions other than banks*	108.9	845.1	6,368.5
Commercial paper	355.4	388.0	2,923.9
Current portion of long-term borrowings	203.6	218.1	1,643.7
Total	¥1,151.8	¥1,689.5	$12,731.8

Note:

* ¥100 billion as of March 31, 2001 and ¥826.6 billion as of March 31, 2002 were secured loan from Bank of Japan, respectively.

Alternative Sources of Funds

To ensure liquidity even during adverse conditions, we maintain readily accessible cash sources in excess of our aggregate amount of outstanding short-term unsecured funding. These cash sources are intended to ensure that we can replace unsecured short-term obligations that are scheduled to mature, or which are redeemed prior to scheduled maturity. Readily accessible cash sources are as follows:

- cash, deposits and overnight call loans; and
- cash equivalents and an inventory of highly liquid unencumbered assets, such as Japanese Government Bonds, U.S. Treasury securities and Bank of Japan discount bills.

As of March 31, 2002, we had available to us ¥1,114.6 billion of cash, deposits and call loans, ¥634.6 billion of highly liquid unencumbered assets, totaling ¥1,749.2 billion. This total fully covered our total unsecured short-term borrowings, including deposits received at our banking entities, of ¥1,189.4 billion.

In addition to the above, we have in place various revolving credit facilities with European, American and Asian banks on syndicated basis as well as on bilateral basis.

As a company based in Japan, we maintain good business relationships with several Japanese banks, which we believe enable us, as is customary in Japan, to obtain short-term borrowings even in the absence of committed lines.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by several recognized credit rating agencies. As of March 31, 2002, our credit ratings of Nomura Holdings and Nomura Securities were as follows:

	Nomura Holdings		Nomura Securities	
	Short-Term	Senior Debt	Short-Term	Senior Debt
Standard & Poor's	A-2	BBB	A-2	BBB+
Moody's Investors Service	P-2	Baa2	P-2	Baa1
Rating and Investment Information, Inc.	a-1	A+	a-1	A+
Japan Credit Rating Agency, Ltd.		AA		AA

Cash Flows

Cash Flows (Other than the PFG Entities)

Our cash flows are principally associated with operating and financing activities. At any given moment, we maintain long or short positions in different types of securities and other products. The composition of our long and short positions changes constantly. Decisions as to which sources — operating or financing activities — the cash needed to finance long positions should be provided, and to which purposes — operating or financing activities — any net cash generated by short positions should be applied, are also made from time to time, based on the assessment of interest rate, stock prices and foreign currency movements and various other factors.

On the basis of these decisions, cash used to increase securities inventory is generally provided by increases in securities sold under agreements to repurchase, securities loans, deposits received and other payables, bank and other loans, or by issuance of bonds and notes. Cash provided by increases in securities sold but not yet purchased is generally used to increase securities purchased under agreements to resell and securities borrowed. If there is net cash inflow from these activities, the excess cash is generally used to increase time deposits, and if there is net cash outflow, the cash shortfall is generally covered by cash generated from financing activities.

Our investing activities consist mainly of payments for purchases of securities for investment purposes and non-trading debt securities purchased for purposes of asset and liability management. Cash shortfall resulting from these investing activities is generally covered by cash generated from financing activities. If there is net cash inflow from these activities, the excess cash is generally used to increase time deposits or decrease bank and other loans.

Cash Flows (the PFG Entities)

Cash flows from operating activities of the PFG entities consist of cash received for products sold and rentals less cash paid to run internal operations and pay external suppliers. Cash flows from investing activities consist of cash received and paid upon the sale and acquisition of businesses and fixed assets. Cash flows from financing activities consist of proceeds and repayments of debt financing.

Cash Flows in the Year Ended March 31, 2002

Cash as of March 31, 2002, amounted to ¥356.6 billion, representing a decrease of ¥147.0 billion during the year ended March 31, 2002. Net cash outflow from operating activities for this period amounted to ¥1,303.4 billion primarily due to a increase in trading assets and an increase in payables under repurchase agreements and securities loaned transactions. Net cash outflow by investing activities amounted to ¥52.2 billion. There was net cash inflow of ¥1,195.5 billion for financial activities, primarily due to an increase in bank and other loans, ¥426.7 billion of which related to PFG entities and ¥726.6 billion of which was from the secured borrowing from the Bank of Japan.

Cash Flows in the Year Ended March 31, 2001

Cash as of March 31, 2001, amounted to ¥503.7 billion, representing a decrease of ¥19.3 billion during the year ended March 31, 2001. Net cash provided by operating activities for this period amounted to ¥366.2 billion primarily due to a decrease in trading assets and an increase in payables under repurchase agreements and securities loaned transactions. During the same period, there was net cash outflow of ¥271.4 billion for investing activities, mainly due to acquisitions of companies in our PFG operation and an increase in non-trading debt securities. There was also net cash outflow of ¥101.4 billion for financial activities, primarily due to a decrease in bank and other loans.

For information on the level of borrowings and maturity profile of borrowings, see Note 8 to our consolidated financial statements included in this registration statement.

Contractual Obligations and Commitments

In connection with our operating activities, we enter into certain contractual obligations and commitments. The following table shows our significant contractual cash obligations as of March 31, 2002:

	Millions of yen				
		Years to Maturity			
	Total contractual amount	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Long-term debt(1)	¥1,972,974	¥218,120	¥584,817	¥223,528	¥946,509
Operating leases(2)	43,370	7,201	10,436	6,908	18,825
Total contractual cash obligations	¥2,016,344	¥225,321	¥595,253	¥230,436	¥965,334

Notes:

(1) See Note 8 to the consolidated financial statements included in this annual report.

(2) See Note 16 to the consolidated financial statements included in this annual report.

The following table shows our significant commercial commitments as of March 31, 2002:

	Millions of yen				
		Years to Maturity			
	Total contractual amount	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Commitments to extend credit and note issuance facility(1)	¥138,599	¥37,584	¥82,949	¥1,500	¥16,566
Standby letters of credit and financial guarantees(1)	25,721	16,559	8,025	270	867
Total commercial commitments	¥164,320	¥54,143	¥90,974	¥1,770	¥17,433

Note:

(1) See Note 16 to the consolidated financial statements included in this annual report.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information.

The information required by this item is set forth in Item 5.A of this annual report.

Item 6. Directors and Senior Management and Employees.

A. Directors and Senior Management.

Directors, Executive Officers and Statutory Auditors

The following table provides information about Nomura's Directors, Executive Officers and Statutory Auditors as of June 26, 2002. As of that date, none of them beneficially owned 1% or more of our issued and outstanding shares.

Name	Position	Date of Birth	Month in Which Current Term Expires	Shareholdings as of March 31, 2002
Junichi Ujiie	President and Chief Executive Officer and Representative Director	October 12, 1945	June 2004	50,735
Nobuyuki Koga	Executive Vice President, Chief Operating Officer and Representative Director	August 22, 1950	June 2003	11,053
Hiroshi Toda	Director	September 12, 1951	June 2003	15,000
Kazutoshi Inano	Director	September 4, 1953	June 2003	17,000
Takashi Tsutsui	Director	July 3, 1950	June 2004	10,000
Takashi Yanagiya	Director	November 13, 1951	June 2004	9,000
Kenichi Watanabe	Director	October 28, 1952	June 2004	3,066
Masanori Itatani	Director	October 13, 1953	June 2004	12,822
Hitoshi Tada	Director	June 29, 1955	June 2003	4,000
Masaharu Shibata	Director	February 21, 1937	June 2003	5,000
Hideaki Kubori	Director	August 29, 1944	June 2003	—
Hironobu Goto	Statutory Auditor	July 23, 1946	June 2003	15,066
Munetsugu Wakamatsu	Statutory Auditor	May 13, 1950	June 2003	4,000
Fumihide Nomura	Statutory Auditor	April 13, 1934	June 2003	188,626
Haruo Tsuji	Statutory Auditor	December 6, 1932	June 2004	4,000

Junichi Ujiie joined Nomura in 1975 and served as the President of Nomura Bank (Switzerland) Ltd., General Manager of International Planning Department and Corporate Planning Department and the President of Nomura Securities International. He became a Director in 1990 and Managing Director in 1995. He has served as President and Chief Executive Officer of Nomura since 1997. He is also the President and Chief Executive Officer of Nomura Securities.

Nobuyuki Koga joined Nomura in 1974 and served as the General Manager of Corporate Planning Department, Corporate Finance & Services Department I, Personnel Department and Employee Relations Department. He became a Director in 1995 and Managing Director in 1999. He has served as the Executive Vice President of Nomura since 2000 and also as Chief Operating Officer of Nomura since October 1, 2001. He is also the Executive Vice President of Nomura Securities.

Hiroshi Toda joined Nomura in 1975 and served as the President of Nomura Bank (Switzerland) and General Manager of Fixed Income Department and Debt Market Department. He became a Director in 1997 and the Executive Managing Director in 2000. He has served as a Director of Nomura since October 1, 2001 and currently is in charge of Global Wholesale of the Nomura Group. He is also an Executive Managing Director of Nomura Securities.

Kazutoshi Inano joined Nomura in 1976 and served as a branch manager of the Toyama Branch and as the General Manager of Retail Strategy Department, Personnel Department and Employee Relations Department. He became a Director in 1997 and the Executive Managing Director in 2000. He has served as a Director of Nomura since October 1, 2001 and currently is in charge of Asset Management of the Nomura Group. He is also the President and Chief Executive Officer of Nomura Asset Management.

Takashi Tsutsui joined Nomura in 1974 and served as the Manager and President of Nomura International, President of Nomura Option International plc and Head of Europe Equity Division. He became a Director in 1997 and Managing Director in 2000. In connection with our adoption of a holding company structure, he retired from office as a Director of Nomura on September 30, 2001 and became a Managing Director of Nomura Securities on October 1, 2001. He has served as a Director of Nomura, for the second time, since June 26, 2002. He is also an Executive Managing Director of Nomura Securities.

Takashi Yanagiya joined Nomura in 1975 and served as a branch manager at three separate branches and General Manager of Corporate Finance & Services Dept. II and Financial Technology Information Dept. He became a Director in 1997 and Managing Director in 2000. In connection with our adoption of a holding company structure, he retired from office as a Director of Nomura on September 30, 2001 and became a Managing Director of Nomura Securities on October 1, 2001. He has served as a Director of Nomura, for the second time, since June 26, 2002 and currently is in charge of Domestic Retail of the Nomura Group. He is also an Executive Managing Director of Nomura Securities.

Kenichi Watanabe joined Nomura in 1975 and served as the General Manager of International Planning & Administrations Department, Controller's Department II, and Controller's Department. He became a Director in 1998 and Managing Director in 2000. He has served as a Director of Nomura since October 1, 2001 and currently is in charge of Global Risk Management, Treasury, Controller, IR, Operation and Technology of the Nomura Group, and the Tax Management Department of Nomura. He is also an Executive Managing Director of Nomura Securities and the President of Nomura Europe Finance N.V.

Masanori Itatani joined Nomura in 1976 and served as the General Manager of Corporate Planning Department. He has served as a Director of Nomura since 1998 and currently is in charge of Global Corporate Communications of the Nomura Group and the General Affairs Department of Nomura. He is also a Managing Director of Nomura Securities and the President of Nomura Satellite Communications Co., Ltd.

Hitoshi Tada joined Nomura in 1978 and served as a branch manager at two separate branches and as the General Manager of Ethics & Discipline Department and Business Conduct Advisory Department. He has served as a Director of Nomura since 1999 and currently is in charge of Ethics & Discipline Department of Nomura. He is also a Director of Nomura Securities.

Masaharu Shibata joined NGK Insulators, Ltd. in 1959 and has been a member of the board of directors of NGK Insulators since 1983, and has been its President and Chief Executive Officer since 1994. He has served as a Director of Nomura since 2001.

Toshiaki Kubori is a registered attorney at law and has been the Chairman of Hibiya Park Law Office since 1998. He has served as a Director of Nomura since 2001.

Hironobu Goto joined Nomura in 1970 and served as the General Manager of Personnel Department. He served as the Director from 1989 to 1994, the Managing Director from 1994 to 1996, the Advisor in 1997, the Executive Managing Director from 1997 to 2000 and the Executive Vice President in 2000. He served as the President of Nichiei Securities Co., Ltd. from 1996 to 1997. He has served as a Statutory Auditor of Nomura since 2000. He is also a Statutory Auditor of Nomura Securities.

Munetsugu Wakamatsu joined Nomura in 1975 and served as the General Manager of Employee Relations Department and Legal Department. He served as a Director from 1997 to 2000. He has served as a Statutory Auditor of Nomura since 2000. He is also a Statutory Auditor of Nomura Securities.

Fumihide Nomura has joined Nomura in 1957 and served as the President of Bangkok Nomura International Securities Limited. He served as a Director from 1976 to 1979 and Managing Director from 1979 to 1982. He has served as a Statutory Auditor of Nomura since 1982. He is also a Statutory Auditor of Nomura Securities and the President of Nomura Shokusan Co., Ltd.

Haruo Tsuji joined Hayakawa Electronics Industry Company, Limited, currently Sharp Corporation, in 1955 and served as the President and Corporate Executive Officer of that company from 1986 to 1998 and the Corporate Advisor from 1998 to the present. He has served as a Statutory Auditor of Nomura since 2001. He is also a Statutory Auditor of Nomura Securities.

Nomura's Board of Directors has the authority to determine the fundamental policy for the administration of our affairs and supervise the execution by the Directors of their duties. Nomura's Articles of Incorporation provide for not more than 45 Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is two years, although they may serve any number of consecutive terms. The Board of Directors elects from among its members one or more Representative Directors, who have the authority individually to represent us. From among its members, the Board of Directors may also elect a Chairman, a Vice Chairman, a President and Chief Executive Officer and one or more Executive Vice Presidents, Executive Managing Directors, Managing Directors and Counselors. Our Officers serve at the discretion of the Board of Directors.

Statutory Auditors and Independent Certified Accountants

Nomura's Articles of Incorporation provide for not more than six Statutory Auditors. Statutory Auditors, of whom at least one must be from outside Nomura, are elected at a general meeting of shareholders, and the normal term of office of a Statutory Auditor is three years, although they may serve any number of consecutive terms. The Statutory Auditors form the Board of Statutory Auditors. Statutory Auditors are under a statutory duty to review the administration of our affairs by the Directors, to examine our financial statements and business reports to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They must attend meetings of the Board of Directors and, if necessary, express their opinions, but they are not entitled to vote. Statutory Auditors also have a statutory duty to provide their report to the Board of Statutory Auditors, which must submit its auditing report to the Representative Directors. The Board of Statutory Auditors also determines matters relating to the duties of the Statutory Auditors, such as auditors' policy and methods of investigation of our affairs.

Under Japanese law, in addition to the Statutory Auditors, we must appoint independent certified public accountants, who have the statutory duties of examining the financial statements to be submitted by the Board of Directors to the general meetings of shareholders, reporting thereon to the Board of Statutory Auditors and the Representative Directors, and examining the financial statements to be filed with the Minister of Finance of Japan.

B. Compensation.

The aggregate compensation, including bonuses, paid by Nomurs to its Directors and Statutory Auditors as a group during the year ended March 31, 2002 was ¥1,931 million. In accordance with customary Japanese business practices, a retiring Director or Statutory Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. In the year ended March 31, 2002, retirement payments in the aggregate amount of ¥318 million were made.

In July 2000, we introduced a stock option plan under which Nomura's Directors and Statutory Auditors, as well as 178 of our employees in Japan, have been granted options in the form of share subscription warrants. These warrants are exercisable between February 26, 2001 and August 23, 2004. The current exercise price is ¥2,305 per share. Subject to adjustments, a total of about 663.8 thousand shares will be issuable upon full exercise of all the warrants granted to the Directors and Statutory Auditors, and a total of 472.5 thousand shares will be issuable upon full exercise of all the warrants granted to these employees.

At the general meeting of shareholders held on June 26, 2002, we were authorized to grant stock options in the form of stock subscription warrants to Nomura's Directors, Statutory Auditors and employees, as well as those of our subsidiaries in and outside Japan. These stock options are exercisable from July 1, 2004 to a future date to be decided by our Board of Directors, which will be no later than June 30, 2009. The exercise price shall be determined by reference to the market price of our common stock. A total of 2.5 million shares will be issuable upon full exercise of all the stock options granted in this round.

C. Board Practices.

Information Concerning Our Directors and Statutory Auditors

For information concerning our Directors and Statutory Auditors, see Item 6.A of this annual report.

Executive Compensation Committee

Within Nomura, we have an Executive Compensation Committee which deliberates on compensation for the directors and executive officers of the Nomura Group. The members of this committee are the President and Chief Executive Officer of Nomura and, for purposes of drawing on outside perspectives, Nomura's two independent Directors.

Corporate Governance Practices

Pursuant to the home country practices exception granted to us by the New York Stock Exchange, we are permitted to follow corporate governance practices complying with relevant Japanese laws and Japanese stock exchange rules, which are different from those followed by U.S. domestic companies under the New York Stock Exchange's listing standards. The New York Stock Exchange rules and our current practices relating to corporate governance have the following significant differences:

- *Audit Committee.* The New York Stock Exchange requires that a listed company have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company to ensure the outside auditor's independence. Pursuant to the home country practices exception, we do not need to have an audit committee with functions called for by the New York Stock Exchange rules. Under the Commercial Code of Japan, we have the Board of Statutory Auditors, which is under a statutory duty to monitor, review and report on the administration of our affairs, as discussed in "Statutory Auditors and Independent Certified Accountants" under Item 6.A of this annual report.

- *Shareholder Approval Policy.* The New York Stock Exchange requires that shareholder approval be obtained prior to issuance of stock options to officers or directors except, among others, where no single officer or director may acquire more than 1% of the number of common stock outstanding at the time the stock option plan is adopted, and the stock option plan, together with all plans of the issuer other than those for which shareholder approval is not required, does not authorize the issuance of more than 5% of the issuer's common stock outstanding at the time the stock option plan is adopted. Pursuant to the home country practices exception, we only follow relevant Japanese laws which, as discussed in "Rights of Our Shareholders" under Item 10.B of this annual report, generally require us to obtain shareholder approval if stock options in the form of stock subscription warrants are to be issued with "specially favorable" conditions.

The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. Pursuant to the home country practices exception, we only follow relevant Japanese laws which, as discussed in "Rights of Our Shareholders" under Item 10.B of this annual report, generally require us to obtain shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock if common stock is to be issued at a "specially favorable" price or convertible bonds or debentures with warrants to subscribe for new shares are to be issued with "specially favorable" conditions or warrants to subscribe for new shares are to be issued with "specially favorable" conditions.

On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange issued a report recommending that the Exchange adopt significant changes to its corporate governance listing standards. The report also contains several recommended changes to the Securities and Exchange Commission's disclosure and corporate governance requirements. The New York Stock Exchange has stated that it plans to submit the proposals for approval to its Board of Directors in August 2002 and then would submit them to the Securities and Exchange Commission for approval. Under the current proposals, non-U.S. issuers such as Nomura would continue to be permitted to follow home country practices with respect to corporate governance requirements. If and when the proposed rules are finally adopted after the Securities and Exchange Commission's approval, there would be additional significant differences other than those discussed above between the New York Stock Exchange rules and our current practices relating to corporate governance.

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Deposit Agreement which is an exhibit to this annual report. See also "Rights of Holders of ADSs" under Item 10.B of our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. The information contained in that part of the Registration Statement is incorporated in Item 10.B of this annual report by reference.

D. Employees.

The following table shows the number of our employees as of the dates indicated:

	As of March 31,		
	2000	2001	2002
Japan	12,033	11,702	11,874
Europe	1,319	1,370	1,381
Americas	983	835	827
Asia (other than Japan) and Oceania	488	486	468
Subtotal	14,823	14,393	14,550
PFG entities	7,684	23,848	—
Total	22,507	38,241	14,550

The lower number of our employees as of March 31, 2002 compared with the number as of March 31, 2001 mainly reflects the fact that the PFG entities were no longer consolidated as of March 31, 2002.

Japan

In Japan, as of March 31, 2002, we had 11,874 employees, of which 8,074 were engaged in Domestic Retail, 1,306 were engaged in Global Wholesale and 714 were engaged in Asset Management.

Most of our employees, excluding registered representatives who are engaged in retail activities on annual contracts, receive compensation on the basis of fixed annual salaries and twice-a-year bonuses. Registered representatives, who numbered 2,177 as of March 31, 2002, receive mostly performance-linked compensation.

As of March 31, 2002, 5,544 of Nomura Securities' employees in Japan were members of Nomura employees' union, with which we have a labor contract. Pursuant to this contract, salaries and bonuses are negotiated with the labor union based on our overall performance during the relevant fiscal period and our financial position. Similar to other major companies in Japan, we grant our employees annual basic wage increases.

We emphasize and reward individual skills and performance. In Japan, we have started to incorporate performance-linked elements in our domestic compensation and promotion system to make us more competitive in recruiting and retaining highly-skilled individuals, particularly for our employees engaged in our wholesale business and in research activities.

For information on stock options granted to some of our employees, see Item 6.B of this annual report.

Under our retirement allowance system, eligible employees are entitled to a lump-sum allowance and a retirement annuity upon their retirement.

In Japan, we have not experienced any strikes or other labor disputes and consider our employee relations to be excellent.

Overseas

As of March 31, 2002, we had 2,676 employees overseas, including 1,381 in Europe, 827 in the Americas and 468 in Asia (excluding Japan) and Oceania.

Most of our overseas professional employees receive salaries as well as incentive compensation in the form of bonuses and profit sharing. Compensation for some of our employees consists largely of incentive compensation. Our employees overseas are not unionized.

We have not experienced any strikes or other labor disputes overseas and consider our overseas employee relations to be excellent.

PFG entities

On March 27, 2002, the PFG entities, along with their employees, were contributed to a partnership. The PFG entities had 7,684 employees as of March 31, 2000, and 23,848 employees as of March 31, 2001, mainly in Europe.

E. Share Ownership.

The information required by this item is set forth in Item 6.A of this annual report.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

As of March 31, 2002, to our knowledge, no person beneficially held, directly or indirectly, more than 5% of Nomura's then outstanding common stock. To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Nomura. Also as of March 31, 2002, there were 199 record shareholders of Nomura with addresses in the United States, and those U.S. holders held 128,707,350 shares of Nomura's common stock, representing 6.5% of Nomura's then outstanding common stock. As of March 31, 2002, there were 8,512,292 ADSs outstanding, representing 8,512,292 shares of Nomura's common stock or 0.4% of Nomura's then outstanding common stock.

B. Related Party Transactions.

Nomura Land and Building Co., Ltd.

Nomura Land and Building, which Nomura held 5.0% directly and 19.9% indirectly through Nomura Asset Management as of March 31, 2002, owns a substantial portion of Nomura's leased space in Japan. Other major shareholders of Nomura Land and Building are Nomura Welfare Cooperative Association, holding 23.5%, Nomura Research Institute, holding 14.9%, and Obayashi Corporation, holding 14.8%.

For the years ended March 31, 2000, 2001 and 2002 Nomura paid ¥26,501 million, ¥29,778 million and ¥28,074 million in rent, respectively. As of March 31, 2001 and 2002, Nomura had ¥75,285 million and ¥54,956 million of lease deposits, respectively, with Nomura Land and Building. These loans include a long-term loan amounting to ¥22,000 million as of March 31, 2002. The interest rate of the long-term loan is 2.45% per annum. The loan period is from January 1999 to April 2003.

Nomura Research Institute, Ltd.

Nomura Research Institute, undertakes domestic and overseas economic research and also develops and maintains computer networks. One of the major customers of Nomura Research Institute is Nomura.

Nomura Research Institute completed an initial public offering and issued 2 million shares of common stock to third parties at a price of ¥11,000 per share in December 2001. Nomura recognized a pretax gain of ¥3,504 million due to the price exceeding Nomura's carrying value per share. Deferred taxes have been provided on the gain. As a result of this issuance, Nomura's equity interest in Nomura Research Institute declined from 25.2% to 24.1%. Nomura Land and Building's equity interest in Nomura Research Institute declined from 49.9% to 31.0% due to this issuance and the sale of the shares.

For the years ended March 31, 2001 and 2002, Nomura purchased ¥25,616 million and ¥26,013 million of software and computer equipment, respectively, and paid Nomura Research Institute ¥22,654 million and ¥24,887 million for other services, respectively.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth in our consolidated financial statements included elsewhere in this annual report.

Legal or Arbitration Proceedings

We are involved in a number of actions and proceedings in Japan and overseas, which are either ordinary routine actions and proceedings incidental to our business or not material to us. Based upon the information currently available to us and our domestic and overseas legal counsel, we believe that the ultimate resolution of such actions and proceedings will not, in the aggregate, have a material adverse effect on our financial condition or results of operations.

On February 25, 2002, Ceskoslovenska obchodni banka, a.s. (CSOB), a Czech bank, filed claims against Nomura International plc and Nomura Europe plc, two of our subsidiaries in Europe, and others in England and in the Czech Republic. The claims relate to a series of transactions involving Investicini a Postovni banka a.s. (IPB), another Czech bank, which was placed into forced administration in June 2000. Under the administrative process initiated by the Czech government, IPB's business was transferred to CSOB. As a result of our transactions with IPB, we acquired shares of a Czech beer company which were formerly owned by IPB. CSOB alleges that IPB's initial disposal of the Czech beer company was improperly procured by us and is seeking damages of up to $629 million. We believe that CSOB's claims are without merit. We will vigorously defend against these claims.

Dividend Policy

The payment and the amount of any future dividends will primarily depend upon our assessment of the following factors:

- the existence, or lack, of opportunities to increase our return on equity by investing our capital, instead of paying it out by way of cash dividends; and
- the general interest of some of our shareholders in receiving stable cash dividend payments.

Dividends are approved at the annual shareholders' meeting and paid once a year.

B. Significant Changes

Except as disclosed in this annual report, there have been no significant changes since March 31, 2002.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

Price History

The following table sets forth, for the periods indicated, the reported high and low sale prices of our common stock on the Tokyo Stock Exchange and the reported high and low share prices of our ADS on New York Stock Exchange.

	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS	
Calendar Year	High	Low	High	Low
Annual highs and lows				
1997	¥1,780	¥1,100		
1998	1,810	805		
1999	1,958	883		
2000	3,510	1,785		
2001	2,890	1,451		
Quarterly highs and lows				
2000				
First Quarter	3,510	1,785		
Second Quarter	3,420	2,030		
Third Quarter	2,760	1,952		
Forth Quarter	2,650	1,930		

Calendar Year	Tokyo Stock Exchange Price Per Share of Common Stock		New York Stock Exchange Price Per Share of ADS	
	High	Low	High	Low
2001				
First Quarter	2,490	1,650		
Second Quarter	2,890	2,200		
Third Quarter	2,425	1,451		
Forth Quarter (for the ADSs, starting on December 17, 2001)	1,910	1,541	$13.05	$11.35
Monthly highs and lows				
2001				
December	¥1,787	¥1,574	$13.05	$11.35
2002				
January	1,715	1,429	13.29	10.76
February	1,570	1,190	11.58	8.91
March	1,964	1,525	15.00	11.72
April	1,860	1,651	14.45	12.25
May	2,190	1,804	17.40	14.20
June (through June 26)	2,125	1,631	17.40	13.40

B. Plan of Distribution.

Not applicable.

C. Markets.

The principal trading market for our Common Stock is the Tokyo Stock Exchange. Our Common Stock has been listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange since 1961.

In December 2001, we listed our Common Stock on New York Stock Exchange in the form of ADSs evidenced by ADRs. Each ADS represents one share of Common Stock.

Also, our Common Stock has been listed on Euronext Amsterdam Stock Market N.V. (previously the Amsterdam Stock Exchange) in the form of Continental Depositary Receipts since 1973, the Luxembourg Stock Exchange in the form of European Depositary Receipts since 1981 and the Singapore Stock Exchange since 1994.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Objects and Purposes in Nomura's Articles of Incorporation

Article 2 of our Articles of Incorporation, which are an exhibit to this annual report, states our objects and purposes.

Provisions Regarding Our Directors

There is no provision in our Articles of Incorporation as to a Director's power to vote on a proposal, arrangement or contract in which the Director is materially interested, but, under the Commercial Code of Japan, a director is required to refrain from voting on such matters at meetings of the board of directors.

The Commercial Code provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders' meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the discretion of the company's president.

The Commercial Code provides that the incurrence by a company of a significant loan from a third party should be approved by the company's board of directors. Our Regulations of the Board of Directors have adopted this policy.

There is no mandatory retirement age for our Directors under the Commercial Code or our Articles of Incorporation.

There is no requirement concerning the number of shares an individual must hold in order to qualify him or her as a Director of Nomura under the Commercial Code or our Articles of Incorporation.

Holding of Our Shares by Foreign Investors

Other than the Japanese unit share system that is described in "Rights of Our Shareholders — *Japanese Unit Share System*" below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the laws of Japan or our Articles of Incorporation or our other constituent documents.

Rights of Our Shareholders

Set forth below is information relating to our common stock, including brief summaries of the relevant provisions of our Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

General

Our authorized share capital is 6,000,000,000 shares, of which 1,965,919,860 shares were issued and outstanding as of March 31, 2002. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders' rights against us, a shareholder must have its name and address registered on our register of shareholders, in accordance with our Share Handling Regulations.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center. If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the Securities Center will be registered in the name of the Securities Center on our register of shareholders. Each participating shareholder will in turn be registered on our register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates, subject to the limitations caused by the Japanese unit share system described below.

The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders' rights.

Dividends

Under our Articles of Incorporation, our financial accounts will be closed on March 31 of each year and dividends, if any, will be distributed to shareholders (or pledgees) appearing in the register of shareholders as of the close of business on that date following approval at our ordinary general meeting of shareholders. Dividends will be distributed in cash. Under our Articles of Incorporation, we are not obliged to pay any dividends that are left unclaimed for a period of three years after the date on which they first became payable.

The Commercial Code provides that, until the aggregate amount of our legal reserve and additional paid-in capital is at least one-quarter of our stated capital, we may not make any distribution of profits by way of annual cash dividends unless we set aside in our legal reserve an amount equal to at least one-tenth of any amount that it pays out as an appropriation of retained earnings, including any payment by way of annual dividends and bonuses to directors and corporate auditors. The Commercial Code will permit us to distribute profits by way of dividends out of the excess of the net assets, on a non-consolidated basis, over the aggregate of:

(1) the stated capital;

(2) the additional paid-in capital;

(3) the accumulated legal reserve;

(4) the legal reserve to be set aside in respect of the dividends concerned an proposed payment by way of appropriation of retained earnings;

(5) the excess, if any of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate to amounts referred to in (2), (3) and (4) above; and

(6) if certain assets of us are stated at market value pursuant to the provisions of the Commercial Code and the aggregated amount of these market values exceeds the aggregated amount of the acquisition costs, the amount of the difference between the aggregated market values and acquisition costs.

The Commercial Code permits a joint stock company to distribute profits by way of interim dividends if the articles of incorporation of a company so provide. Our Articles of Incorporation do not permit us to make interim dividends.

For information as to Japanese taxes on dividends, see "Japanese Taxation" under Item 10.E of this annual report.

Stock Splits

The Commercial Code permits us, by resolution of our Board of Directors, to make stock splits, regardless of the value of net assets (as appearing in our latest non-consolidated balance sheet) per share.

Under the Commercial Code, when we issue new shares in the future, the entire amount of issue price of those new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the issue price as additional capital. By resolution of our Board of Directors, we may make a stock split within an amount of stated capital or by transferring the whole or any part of additional paid-in capital and legal reserve to stated capital.

Under the Commercial Code, by resolution of our Board of Directors, we may increase the authorized shares up to the number reflecting the rate of stock splits and amend our Articles of Incorporation by resolution of our Board of Directors to this effect without the approval of a shareholders' meeting. For example, if each share became three shares by way of a stock split, we may increase the authorized shares from the current 6,000,000,000 shares to 18,000,000,000 shares.

Japanese Unit Share System

Our Articles of Incorporation provide that 1,000 shares of common stock constitute one "unit." The Commercial Code of Japan permits us, by resolution of our Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend our Articles of Incorporation to this effect without the approval of a shareholders' meeting.

Transferability of Shares Representing Less Than One Unit. We may not issue share certificates for a number of shares not constituting an integral number of units, except in limited circumstances. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, shares constituting a fraction of a unit and for which no share certificates are issued may not be transferable. Because transfer of ADRs does not require a change in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one unit of the underlying shares are normally prohibited under the unit share system, the deposit agreement provides that the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole units.

Right of a Holder of Shares Representing Less Than One Unit to Require Us to Purchase Its Shares. A holder of shares representing less than one unit may at any time require us to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to purchase is made or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. In such case, we will request payment of an amount equal to the brokerage commission applicable to the shares purchased pursuant to our Share Handling Regulations. However, because holders of ADSs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

Voting Rights of a Holder of Shares Representing Less Than One Unit. A holder of shares representing less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each whole unit represented.

A holder of shares representing less than one unit does not have any rights relating to voting, such as the right to participate in a demand for the resignation of a director, the right to participate in a demand for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. In addition, a holder of shares constituting less than one unit does not have the right to require us to issue share certificates for those shares.

However, a holder of shares constituting less than one unit has all other rights of a shareholder in respect of those shares, including the following rights:

- to receive annual dividends
- to receive shares and/or cash by way of retirement, consolidation, subdivision, conversion, exchange or transfer of shares, company split or merger,
- to be allotted rights to subscribe for new shares and other securities when such rights are granted to shareholders,
- to participate in any distribution of surplus assets upon liquidation,
- to institute a representative action by shareholders, and
- to demand that a director suspend illegal and certain other acts.

Ordinary General Meeting of Shareholders

We normally hold our ordinary general meeting of shareholders in June of each year in Chuo-ku, Tokyo or in a neighboring area. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice. Under the Commercial Code, notice of any shareholders' meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with our Share Handling Regulations, at least two weeks prior to the date of the meeting.

Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under *"Japanese Unit Share System"* above. In general, under the Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and our Articles of Incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of outstanding shares having voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by us does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

The Commercial Code provides that a quorum of the majority of outstanding shares with voting rights must be present at a shareholders' meeting to approve any material corporate actions such as:

- a reduction of stated capital,
- amendment of the articles of incorporation (except amendments which the board of directors are authorized to make under the Commercial Code as described in *"Stock Splits"* and *"Japanese Unit Share System"* above),
- the removal of a director or statutory auditor,
- establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,
- a dissolution, merger or consolidation,
- a corporate separation,
- the transfer of the whole or an important part of our business,
- the taking over of the whole of the business of any other corporation,

- any issuance of new shares at a "specially favorable" price, bonds or debentures with warrants to subscribe for new shares with "specially favorable" conditions or warrants to subscribe for new shares with "specially favorable" conditions to persons other than shareholders, and
- release of part of directors' or statutory auditors' liabilities to their corporation.

At least two-thirds of the outstanding shares having voting rights present at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

Subscription Rights

Holders of shares have no preemptive rights under our Articles of Incorporation when we issue new shares. Under the Commercial Code, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks' prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

Under the amendments to the Commercial Code which became effective on April 1, 2002, we may issue warrants to subscribe for new shares (hereinafter referred to as "subscription warrants") as warrants on their own or attached to bonds or debentures to any persons by the resolution of our board of directors. Holders of shares have no preemptive rights under our Articles of Incorporation when we issue subscription warrants. Under the Commercial Code, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of subscription warrants. In the case of an issue of subscription warrants, public or individual notice must be given to each of the shareholders at least two weeks prior to the date for payment (or issuance of the subscription rights if such subscription warrants are issued without consideration).

Rights to subscribe for new shares, subscription warrants or rights to subscribe for subscription warrants, may be transferable or nontransferable by the board of directors and may be made at or substantially below the market price of shares. Accordingly, rights offerings can result in substantial dilution or can result in rights holders not being able to realize the economic value of those rights for subscription warrants.

The special resolution of our ordinary general meeting of shareholders held on June 26, 2002 authorizes us to issue up to 2,500 subscription rights, each of which represents a right to subscribe for 1,000 shares of common stock, for 2,500,000 shares of common stock to Nomura and its subsidiaries' directors, statutory auditors and employees without consideration for subscription warrants.

Liquidation Rights

In the event of liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of our currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Transfer Agent

UFJ Trust Bank, Limited is the transfer agent for our shares. UFJ Trust's office is located at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005 Japan. UFJ Trust maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

Record Date

The close of business on March 31 is the record date for our year-end dividends, if paid. A holder of shares constituting one or more whole units who is registered as a holder on our register of shareholders at the close of business as of March 31 is also entitled to exercise shareholders' voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on March 31. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' public notice.

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by Us of Shares

Under the Commercial Code, we may acquire our shares for any purposes subject to the authorization of shareholders at an ordinary general shareholders meeting. This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the amount of the retained earnings available for annual dividend payments less the sum of any amount paid or to be paid by way of appropriation of related earnings and any transfer of retained earnings to stated capital.

The resolution of our ordinary general meeting of shareholders held on June 26, 2002 authorizes us to acquire up to 100,000,000 shares (representing approximately 5.0% of shares issued and outstanding) and ¥250 billion by the closing of our ordinary general meeting of shareholders held in 2003.

In the case of shares listed on a Japanese stock exchange or traded in the over-the-counter market, acquisition shall be made through the market or by way of tender offer by the close of the following ordinary general meeting, unless acquisition of the shares from a specified person is authorized by the approval of two-thirds of outstanding shares having voting rights present at the shareholders' meeting at which a quorum of the majority of outstanding shares having voting rights must be present.

In addition, we may acquire our shares by means of repurchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under *"Japanese Unit Share System"* above.

Rights of Holders of ADSs

For a description of rights of holders of ADSs, see "Rights of Holders of ADSs" under Item 10.B of our Registration Statement on Form 20-F (File No. 1-15270), which we filed with the Securities and Exchange Commission on December 13, 2001. The information contained in that part of the Registration Statement is incorporated in this Item 10.B by reference.

C. Material Contracts.

Except for the Corporate Separation Agreement discussed below, for the two years immediately preceding the date of this annual report, we have not been a party to any material contract.

Effective October 1, 2001, we adopted a holding company structure in accordance with the Commercial Code of Japan. The Corporate Separation Agreement, dated May 17, 2001, between Nomura and Nomura Securities Spin-off Preparation Company, Limited, a wholly-owned subsidiary of Nomura, was approved by our shareholders at our ordinary shareholders' meeting held on June 28, 2001. Pursuant to this agreement, effective October 1, 2001:

- Nomura changed its name from "The Nomura Securities Co., Ltd." to "Nomura Holdings, Inc."
- Nomura Securities Spin-off Preparation Company, Limited changed its name to "Nomura Securities Co., Ltd."

◦ The assets, liabilities, and contractual positions relating to the securities business of Nomura were assumed by Nomura Securities.

As a result, Nomura is now a holding company, of which Nomura Securities and Nomura Asset Management, among others, are subsidiaries.

D. Exchange Controls.

Acquisition or Disposition of Shares or ADSs

Under the Foreign Exchange and Foreign Trade Law, all aspects of regulations on foreign exchange and foreign trade transactions are, with minor exceptions relating to inward direct investments (which are not generally applicable to our shares), only subject to post transaction reporting requirements. Non-residents of Japan (including foreign corporations not resident in Japan) who acquire or dispose of shares of common stock or ADSs are generally not required to submit such post transaction reports. However, the Minister of Finance has the power to impose a licensing requirement for transactions in limited circumstances.

Dividends and Proceeds of Sale

Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which our ADSs will be issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holder of ADSs.

Report of Substantial Shareholdings

The Securities and Exchange Law of Japan requires any person who has become a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in the above shareholding. Copies of any reports must also be furnished to the company and to all Japanese stock exchanges on which the company's shares are listed or, in the case of shares traded on the over-the-counter market, the Securities Dealers Association of Japan. For this purpose, shares issuable to a 5% or greater shareholder upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by that holder and the company's total issued share capital.

E. Taxation.

This section describes the material United States federal income and Japanese tax consequences of owning shares or ADSs. It applies to you only if you acquire your shares or ADSs in an offering and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

◦ a dealer in securities,

◦ a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

◦ a tax-exempt organization,

◦ a life insurance company,

◦ a person liable for alternative minimum tax,

- a person that actually or constructively owns 10% or more of our voting stock,
- a person that holds shares or ADSs as part of a straddle or a hedging, conversion, integrated or constructive sale transaction, or
- a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Japan all as currently in effect, as well as on the Income Tax Convention Between the United States of America and Japan (the "Treaty"). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Bank of New York and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

- a citizen or resident of the United States,
- a domestic corporation,
- an estate whose income is subject to United States federal income tax regardless of its source, or
- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

You should consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income or to Japanese tax.

United States Federal Income Taxation

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability.

Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income", which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

A transfer of retained earnings or legal reserve to stated capital is treated as a dividend payment for Japanese tax purposes subject to withholding tax. In addition, if we purchase our shares for the purpose of cancellation with retained earnings and we cancel the shares after March 31, 2002 selling shareholders will be deemed to have received a dividend payment. If we purchase the shares pursuant to a tender offer non-selling shareholders will be deemed to have received a dividend whether we purchase the shares by tender offer or otherwise. Such a transfer or dividends is not generally a taxable event for United States federal income tax purposes (though a selling U.S. shareholder would be subject to U.S. federal income tax on capital gains realized on a sale of shares to us, as described below) and therefore would not give rise to foreign source income, and you would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such distribution unless you can apply the credit (subject to limitations) against U.S. tax due or other foreign source income in the appropriate category for foreign tax credit purposes.

Distributions of additional shares or ADSs or rights to you with respect to shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Your basis in the new shares or ADSs or rights received will be determined by allocating your basis in the shares or ADSs you held at the time of the distribution between the new shares or ADSs or rights and the shares or ADSs you held at the time of the distribution based on their relative fair market value on the date of the distribution. However, the basis of rights you receive will generally be zero if (i) at the time of the distribution the fair market value of the rights is less than 15% of the fair market value of the shares or ADSs you held at the time of the distribution and you do not elect to allocate a portion of the basis in the shares or ADS you held at the time of the distribution according to the method described in the previous sentence or (ii) the rights are not exercised and therefore expire.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We do not expect our shares and ADSs to be treated as stock of a PFIC for United States federal income tax purposes for 2001, but this conclusion is a factual determination that is made annually and thus may be subject to change. Moreover, the application of the PFIC rules to a corporation, such as Nomura, that is primarily engaged in an active business as a securities dealer is not entirely clear.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares:

- at least 75% of our gross income for the taxable year is passive income or,
- at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

- any gain you realize on the sale or other disposition of your shares or ADSs, and
- any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

Under these rules:

- the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,
- the amount allocated to the taxable year in which you realized the gain or excess distribution and any taxable year prior to the first year in which we were a PFIC will be taxed as ordinary income,
- the amount allocated to each other year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and
- the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own shares or ADSs in a PFIC that are regularly traded on a qualified exchange, they will be treated as marketable stock, and you may elect to mark your shares or ADSs to market. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. We urge you to speak to your tax advisor regarding the availability and advisability of this election.

If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of our shares who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable. The changes are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to

- the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law,
- the laws of the jurisdiction of which they are resident, and
- any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends on the shares paid by us. Stock splits, subject as set out below, are not subject to Japanese income or corporation tax. A transfer of retained earnings or legal reserve (but, in general, not additional paid-in capital) to stated capital on non-consolidated basis is treated for Japanese tax purposes as a dividend payment to shareholders but is, in general, not subject to Japanese income or corporation tax.

If we purchase shares by way of a tender offer for the purpose of cancellation with retained earnings and so cancel such shares, the selling shareholders (both individuals and corporations) are in general deemed to have received a dividend in an amount equal to the selling price less the aggregate of the stated capital and the additional paid-in capital attributable to the shares so sold on non-consolidated basis. In addition, when shares acquired by us (whether by way of a tender offer or otherwise) for the purpose of cancellation with retained earnings are canceled by us, the shareholders (both individuals and corporations) whose shares were not canceled are deemed to have received a dividend in an amount equal to the amount of the stated capital attributable to the canceled shares on a non-consolidated basis (if such amount exceeds the amount of retained earnings used for the cancellation, the amount of such retained earnings) and calculated in proportion to each shareholder's remaining shares. However, corporate shareholders have an option for such amount to be treated as dividend received for the purpose of corporation tax.

Unless an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on the shares paid by us to non-resident shareholders is 20%. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15% for portfolio inventors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends on the shares by us are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before payment of dividends. A standing proxy for non-resident shareholders may provide such application service. See "Rights of Our Shareholders" under Item 10.B of this annual report. Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a non-resident shareholder, are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares as a legatee, heir or done, even if the individual is not a Japanese resident.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we will file annual reports on Form 20-F within six months of our fiscal year-end and other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at *www.sec.gov* that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. We currently do not file reports and information electronically with the Securities and Exchange Commission. Also, as a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Our business is subject to various risks. These risks include market, credit, event, liquidity, operational and legal risks. The process of managing those risks is an integral part of management's responsibilities. Financial innovation in global business activities can lead to complex interactions among risks. We recognize the importance of identifying, evaluating, monitoring and managing our risk profile.

We manage market, credit, event and liquidity risks using a global risk management structure described below. We manage operational and legal risks primarily on a regional basis.

Global Risk Management Structure

We have an independent global risk management unit headquartered in Tokyo to support risk management which takes place at each level of our business. The global risk management unit also monitors and manages market, credit, event and liquidity risks with regard to our trading and investment portfolios on a worldwide basis.

Our current global management structure, which was established in October 1998 following the turmoil in world financial markets, places primary risk control responsibility with the head of Global Wholesale together with each head of global business lines under Global Wholesale. This structure enhances the coordination of our global business while satisfying the regional-based requirements of each legal entity. Concurrently, the global risk management organization monitors, controls and supports our business segments. The global risk manager who is based in Tokyo is the overall controller for global risk management, and coordinates the efforts of the regional risk managers.

The Strategic Management Committee, or SMC, in Nomura is responsible for establishing global risk policies, and monitoring and managing the various risks that we face in our business activities.

The SMC also determines our strategic direction and allocates resources and capital to each of our segments — Domestic Retails, Global Wholesale, and Asset Management. This committee reviews our business plans, budgets and risk-adjusted performance to ensure proper diversification of risks and revenues. This committee is made up of senior executives, including members of our Board of Directors. Our President and Chief Executive Officer heads this committee.

The SMC sets the overall risk limit that applies across business segments to all of our trading and investment portfolios for our global business. The global risk manager monitors the extent of risk exposure at each of our trading units relative to the in-house risk limit assigned to that unit and reports it to senior management daily. In addition, each of our regional operations employs its own position limits and stop-loss limits, which may be stricter than the in-house risk limit.

Our global risk management headquartered in Tokyo provides risk information to the SMC and quantifies risk and performance for each of our businesses.

The role of our global risk manager in Tokyo is to monitor risk, ensure compliance with risk limits and recommend action to management as market conditions and our portfolio changes. To this end, daily reports on the monitoring and management of our worldwide risks are produced by the global risk management unit. Reports from the global risk manager enable our senior management to identify and control risk across the entire organization.

Our global risk management structure meets the risk management requirements of our major regulatory and reporting bodies. Regional risk managers located in Europe, the United States and Asia outside Japan, and in Tokyo, report on a daily basis to both regional management and risk management headquarters. In addition, consolidated risk information is reported to the heads of business segments and to our senior management in Tokyo on a daily basis.

We have made a significant commitment to the development and continuous enhancement of an appropriate risk management system and procedures. This system now enables us to produce various analyses of global-based exposure to counterparties under an unified obligor identification, as well as to calculate risk amounts, including Value-at-Risk amounts discussed below, based upon our position and sensitivity data sets provided from our regional risk management. The system, which senior management and other key managers access, integrates global market data, counterparty, position, exposure and other risk information worldwide. This enables us to achieve more efficient risk monitoring and more effective risk control. Especially, with the most recent enhancement of the system, we can monitor and control concentration of credit exposure on a daily basis against any credit events, which we experience in the markets worldwide.

We maintain standardized methodologies for all our global operations. With this standardized framework, we can evaluate and compare the risk-adjusted profitability of our existing businesses in a consistent manner. Senior management can use this information to enhance our performance by diversifying revenues and controlling exposures.

Our global risk management employs an in-house risk limit, which we have developed as a tool to comprehensively measure our market, credit, event and liquidity risks. We group our traders based on the type of trading strategy they use and the type of financial instrument in which they trade, and we assign to each group a specific in-house risk limit. The traders may execute their transactions until the aggregate risk value associated with the positions they have built reaches the assigned in-house risk limit.

Types of Risks Managed

The six principal categories of risk that we face in our daily business operations are market, credit, event, liquidity, operational and legal risks.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. We are exposed to this type of risk primarily in connection with our trading activities. Effective monitoring and management of this risk requires an ability to analyze a complex and constantly changing capital market environment worldwide and to highlight any problematic trends quickly.

VaR. The statistical technique known as Value-at-Risk, or VaR, is one of the tools we use to assess market risk exposure of our trading portfolio. VaR is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level.

For our VaR, which we report below, we use a one-day time horizon and a 99% confidence level. This means that, statistically, there is one day out of every 100 days on which the actual trading loss exceeds the VaR.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in connection with the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

We use a historical simulation approach to estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations. Given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden changes in market environments. An inherent limitation of VaR is that past changes in market risk factors, even when weighted toward more recent observations, may not produce accurate predictions of future market risk. Also, VaR using a one-day time horizon may not capture the market risk of positions that cannot be liquidated or hedged within one day.

There are other limitations of VaR. For example, our VaR computation assumes normal distribution for the returns on trading portfolios, while non-linear risk exposures on options would likely produce a non-normal distribution for the returns on those portfolios. Different distributional assumptions could produce a materially different VaR.

The following table shows our VaR as of each of the dates indicated for substantially all of our trading positions:

	As of												
	March 30, 2001	April 27, 2001	May 31, 2001	June 29, 2001	July 31, 2001	August 31, 2001	Sept. 28, 2001	Oct. 31, 2001	Nov. 30, 2001	Dec. 28, 2001	January 31, 2002	February 28, 2002	March 29, 2002
	(dollar amounts in millions)												
Equity	$ 24.3	$22.4	$21.0	$20.4	$22.5	$18.7	$16.6	$18.3	$17.3	$21.2	$15.4	$14.2	$15.0
Interest Rate	21.7	17.9	19.6	17.3	14.2	13.8	14.1	18.2	23.9	22.1	17.6	19.0	17.5
Foreign Exchange	2.1	1.0	2.9	1.6	2.0	2.9	2.4	3.2	3.5	1.9	2.4	1.9	1.5
Sub-total	48.1	41.3	43.4	39.3	38.7	35.5	33.1	39.7	44.7	45.2	35.4	35.1	34.0
Less: Diversification Benefit	(16.1)	(14.6)	(16.4)	(13.4)	(12.8)	(10.7)	(9.8)	(14.4)	(13.5)	(14.3)	(11.0)	(10.7)	(9.2)
Value at Risk	$ 32.0	$26.7	$27.0	$25.9	$25.9	$24.8	$23.3	$25.3	$31.2	$30.9	$24.4	$24.4	$24.8

Value at Risk		
(maximum)	$38.5	: Sep 17, 2001
(average)	26.6	: Average for the period from April 1, 2001 to March 29, 2002
(minimum)	21.7	: Oct 10, 2001

At the end of March 2002, overall VaR decreased compared to the end of March 2001. One main reason for the decrease was the reduced positioning of equity trading activities for basket-type trading which is based on the demand to restructure Japanese equity portfolios. We always manage the position size reflecting the market environment.

Non-trading Risk. A major market risk in our non-trading portfolio relates to operating equity investments held for relationship purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatilities in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We used regression analysis between fluctuation in TOPIX and the market value of our operating equity investments held for relationship purposes for the past 90 days. Our simulation indicates that, for each 10% change in TOPIX, the market value of our operating equity investments held for relationship purposes can be expected to change by ¥21,110 million as of March 30, 2001 and ¥15,533 million as of March 29, 2002. The difference in simulated numbers between March 30, 2001 and March 29, 2002 is due mainly from the position decrease as well as market value decrease of our operating equity investments held for relationship purposes. On March 30, 2001, TOPIX closed at 1,277.27 points, and on March 29, 2002, TOPIX closed at 1,060.19 points. This simulation analyzes data for our entire operating equity investments held for relationship purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

Credit risk refers to the potential loss in the value of a transaction because of a counterparty or issuer failing to perform its contractual commitment. This type of risk is reduced through diversification, effective credit analysis of counterparties, enforcement of credit limits by country and by counterparty, management of credit exposure through netting arrangements, and the maintenance of adequate collateral to secure the commitments of counterparties. We also use credit derivatives to reduce our exposure or hedge our credit risk with respect to issuers. Our regional credit officers monitor on a daily basis all credit risk and limits, and communicate credit information and concerns to our global risk management headquarters in Tokyo.

We measure our credit risk to derivatives transaction counterparties as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are centrally controlled through our global risk management unit in Tokyo.

We enter into International Swaps and Derivatives Association, Inc. master agreements or equivalent agreements called master netting agreements with many of our derivative counterparties as soon as possible. Master netting agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty which provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. government securities and Japanese government securities when necessary.

The credit quality of our trading-related derivatives as of March 29, 2002 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by our internally determined public rating agency equivalents.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives in Gain Positions

	Millions of Yen										Translation into Thousands of U.S. Dollars
	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost		
Credit Rating(1)	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years		(a)	(b)	(a)-(b)		Replacement Cost
AAA	¥ 9,356	¥ 7,169	¥ 7,150	¥11,126	¥ 15,105	¥ (7,623)	¥ 42,283	¥ 8,426	¥ 33,857		$ 255,139
AA	35,419	46,381	39,212	19,092	60,475	(93,743)	106,836	4,716	102,120		769,555
A	37,143	35,301	24,561	13,536	41,430	(42,350)	109,621	12,024	97,597		735,471
BBB	5,156	5,581	6,308	8,651	35,104	(14,349)	46,451	1,922	44,529		335,562
BB	638	236	141	210	3	—	1,228	82	1,146		8,636
Other(2)	7,386	4	—	—	—	(1,011)	6,379	1,206	5,173		38,983
Sub-total	95,098	94,672	77,372	52,615	152,117	(159,076)	312,798	28,376	284,422		2,143,346
Listed	10,876	538	3	60	—	—	11,477	—	11,477		86,488
Total	¥105,974	¥95,210	¥77,375	¥52,675	¥152,117	¥(159,076)	¥324,275	¥28,376	¥295,899		$2,229,834

Notes:

(1) This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category.

(2) "Other" does not necessarily indicate that the counterparties' credit is below investment grade.

Event Risk

Event risk refers to the potential loss in value that we may suffer through unpredictable events that cause large unexpected market price moves. Event risk can be caused by changes in political or economic factors. For example, our global risk management unit collects information on current developments in the political and economic situations in the emerging countries in which we conduct business and report them to our senior management on a weekly basis. We also monitor event risk associated with the possible failure of expected mergers and acquisitions and other corporate transactions with respect to which we have made strategic investments in parties involved in these transactions.

Through our Merchant Banking activities, we have significant exposure to private equity assets. Under our risk management framework, we treat them as private equity investments.

By their nature, these assets are less liquid than other trading assets, and as a result, valuation is more uncertain. In addition, our exposure is in some cases more concentrated than is the case for other trading assets. They also exhibit a high degree of asset-specific risk. Given these characteristics, market risk approach which is derived from day-to-day movement of market variables cannot capture the risk of private equity, and therefore we believe it is appropriate to characterize private equity risk as event risk.

We have developed modeling techniques to help us quantify the scale of our private equity risk and to allow us to calibrate these risks to the same confidence level that we apply to other trading activities. These techniques allow us to reflect the high levels of specific risk attaching to private equity and the highly skewed returns associated with early stage corporate finance.

Liquidity Risk

Liquidity risk refers to the additional risk that we face when we have large positions which cannot be disposed of in the course of normal market trading turnover. The longer we are exposed to these large positions, the greater the risk we face from fluctuations in the market price and other volatile market conditions. Funding risk is discussed in "Liquidity and Capital Resources" under Item 5.B of this annual report.

Operational Risk

Operational risk refers to the potential cost associated with failure in the application of our policies, operating systems or management control procedures, including problems associated with the introduction of new products and models. The maintenance of strong operational controls using highly trained administrative personnel and the latest technology is essential for reducing this type of risk. Such risk may be especially acute in certain emerging markets, and for new products during periods of heavy trading volume. We manage our operational risk primarily at the level of our regional operations.

Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract. Professional expertise in the applicable regulatory environment where we conduct business, and an ability to develop cross-border products and services that meet divergent and often conflicting requirements of various regulatory regimes, are essential for managing this type of risk. We manage our legal risk primarily at the level of our regional operations. Within Nomura, we have an Audit Committee as the oversight committee for our internal audit division. This committee, the members of which are the President and Chief Executive Officer and five other Directors of Nomura, including one independent Director, is charged with promoting proper corporate behavior throughout the Nomura Group and enhancing our ability to conduct internal auditing. In addition, for our Japanese securities operations, the Compliance Committee in Nomura Securities, which consists of the president and chief executive officer and ten other directors of Nomura Securities as well as two outside lawyers, promulgates our internal corporate regulations and monitors and supervises major internal compliance matters. As part of our efforts to address legal risks for our global business, global legal and compliance conferences are held regularly to discuss issues relating to cross-border business.

Item 12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements.

The information required by this item is set forth in our consolidated financial statements included in this annual report.

Item 19. Exhibits.

Exhibit Number		Description
1.1	—	Articles of Incorporation of the registrant (with English translation)
1.2	—	Share Handling Regulations of the registrant (with English translation)
1.3	—	Regulations of the Board of Directors of the registrant (with English translation)
1.4	—	Regulations of the Board of Statutory Auditors of the registrant (with English translation)
1.5	—	Corporate Separation Agreement, dated May 17, 2001, between the registrant and Nomura Securities Spin-off Preparation Company, Limited (with English translation) (incorporated by reference to the Registration Statement on Form 20-F (File No. 1-15270) filed on December 13, 2001)
2.1	—	Specimen common stock certificates of the registrant (incorporated by reference to the Registration Statement on Form 20-F (File No. 1-15270) filed on December 13, 2001)
2.2	—	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)
8.1	—	Subsidiaries of the registrant

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NOMURA HOLDINGS, INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

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REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
Nomura Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements and consolidated statements of shareholders' equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Nomura Holdings, Inc. (formerly The Nomura Securities Co., Ltd.) and its subsidiaries as of March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers
Tokyo, Japan

June 26, 2002

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
ASSETS			
Cash and cash deposits:			
Cash and cash equivalents	¥ 503,676	¥ 356,635	$ 2,687,528
Time deposits	278,648	381,038	2,871,424
Deposits with stock exchanges and other segregated cash	46,325	38,061	286,820
	828,649	775,734	5,845,772
Loans and receivables:			
Loans receivable from customers	282,424	221,455	1,668,840
Loans receivable from other than customers	409,638	451,662	3,403,632
Receivables from customers	78,155	21,191	159,691
Receivables from other than customers	302,437	370,116	2,789,118
Receivables under resale agreements and securities borrowed transactions	5,995,998	6,680,001	50,339,118
Securities pledged as collateral	2,769,026	2,964,276	22,338,177
Allowance for doubtful accounts	(26,529)	(18,410)	(138,734)
	9,811,149	10,690,291	80,559,842
Trading assets and private equity investments:			
Securities inventory	3,281,659	4,302,217	32,420,626
Derivative contracts	343,536	293,266	2,209,992
Private equity investments	—	281,774	2,123,391
	3,625,195	4,877,257	36,754,009
Other:			
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥206,132 million in 2001 and ¥221,113 million ($1,666,262 thousand) in 2002, respectively)	156,430	170,762	1,286,827
PFG entities land, buildings, equipment and furniture and fixtures (net of accumulated depreciation and amortization of ¥75,447 million in 2001)	835,854	—	—
Lease deposits	90,601	74,591	562,102
Non-trading debt securities	590,694	426,400	3,213,263
Investments in equity securities	272,761	192,377	1,449,714
Investments in and advances to affiliated companies	403,818	257,089	1,937,370
Deferred tax assets	87,006	132,808	1,000,814
Other assets	443,867	160,964	1,212,992
	2,881,031	1,414,991	10,663,082
Total assets	¥17,146,024	¥17,758,273	$133,822,705

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
LIABILITIES AND SHAREHOLDERS' EQUITY			
Payables, borrowings and deposits:			
Payables to customers	¥ 449,219	¥ 729,907	$ 5,500,429
Payables to other than customers	363,658	182,760	1,377,242
Payables under repurchase agreements and securities loaned transactions	7,448,220	8,245,492	62,136,338
Short-term borrowings	1,151,823	1,689,504	12,731,756
Time and other deposits received	471,405	338,925	2,554,069
	9,884,325	11,186,588	84,299,834
Trading liabilities:			
Securities sold but not yet purchased	2,430,037	2,387,847	17,994,326
Derivative contracts	427,279	305,899	2,305,192
	2,857,316	2,693,746	20,299,518
Other liabilities:			
Accrued income taxes	43,753	50,920	383,722
Accrued pension and severance costs	44,053	56,109	422,826
Other	521,751	411,127	3,098,169
	609,557	518,156	3,904,717
Long-term borrowings	1,489,184	1,754,854	13,224,220
Non-recourse PFG entities loans and bonds	869,214	—	—
Total liabilities	15,709,596	16,153,344	121,728,289
Commitments and contingencies (Note 16)			
Shareholders' equity:			
Common stock			
Authorized — 6,000,000,000 shares			
Issued — 1,962,977,841 shares and 1,965,919,860 shares at March 31, 2001 and 2002, respectively	182,797	182,800	1,377,543
Additional paid-in capital	146,133	150,979	1,137,747
Retained earnings	1,177,660	1,316,221	9,918,772
Accumulated other comprehensive income:			
Minimum pension liability adjustment	(19,083)	(24,972)	(188,184)
Cumulative translation adjustments	(51,021)	(19,685)	(148,342)
	(70,104)	(44,657)	(336,526)
	1,436,486	1,605,343	12,097,536
Less — Common stock held in treasury, at cost — 26,334 shares and 246,075 shares at March 31, 2001 and 2002, respectively	(58)	(414)	(3,120)
Total shareholders' equity	1,436,428	1,604,929	12,094,416
Total liabilities and shareholders' equity	¥17,146,024	¥17,758,273	$133,822,705

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENTS

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Revenue:				
Commissions	¥ 329,332	¥ 189,841	¥ 140,001	$ 1,055,019
Fees from investment banking	93,644	87,160	75,255	567,106
Asset management and portfolio service fees	63,799	144,882	109,985	828,825
Net gain on trading	253,328	307,989	162,228	1,222,517
Interest and dividends	419,742	518,941	500,541	3,771,974
Profit (loss) on investments in equity securities	90,839	(98,968)	(55,860)	(420,950)
Gain from changes in equity of an affiliated company	—	—	3,504	26,406
PFG entities product sales	56,476	117,523	294,931	2,222,540
PFG entities rental income	144,005	103,339	177,053	1,334,235
Gain on sales of PFG entities	—	—	116,324	876,594
Gain on private equity investments	—	—	232,472	1,751,861
Other	48,616	98,591	68,965	519,706
Total revenue	1,499,781	1,469,298	1,825,399	13,755,833
Interest expense	437,131	553,643	504,048	3,798,402
Net revenue	1,062,650	915,655	1,321,351	9,957,431
Non-interest expenses:				
Compensation and benefits	286,268	305,190	379,540	2,860,136
Commissions and floor brokerage	21,342	26,393	20,962	157,965
Information processing and communications	54,961	70,998	87,252	657,513
Occupancy and related depreciation	71,191	65,319	73,787	556,044
Business development expenses	20,418	29,940	26,652	200,844
PFG entities cost of goods sold	37,408	84,004	200,871	1,513,723
PFG entities expenses associated with rental income	51,706	43,760	111,529	840,460
Other	147,136	133,879	247,786	1,867,264
	690,430	759,483	1,148,379	8,653,949
Income before income taxes	372,220	156,172	172,972	1,303,482
Income tax expense (benefit):				
Current	12,866	53,693	61,898	466,451
Deferred	155,805	45,069	(56,972)	(429,329)
	168,671	98,762	4,926	37,122
Net income	¥ 203,549	¥ 57,410	¥ 168,046	$ 1,266,360

	Yen			Translation into U.S. dollars
Per share of common stock:				
Net income — Basic	¥ 103.71	¥ 29.25	¥ 85.57	$ 0.64
— Diluted	¥ 103.17	¥ 29.25	¥ 85.32	$ 0.64

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Common Stock				
Balance at beginning of year	¥ 182,796	¥ 182,796	¥ 182,797	$ 1,377,520
Conversion of convertible bonds	—	1	—	—
Exercise of warrants	—	—	3	23
Balance at end of year	¥ 182,796	¥ 182,797	¥ 182,800	$ 1,377,543
Additional paid-in capital				
Balance at beginning of year	¥ 147,714	¥ 147,714	¥ 146,133	$ 1,101,228
Loss on sales of treasury stock	—	(1,691)	—	—
Common stock warrants	—	109	—	—
Common stock issued for business combinations	—	—	4,843	36,496
Exercise of warrants	—	—	3	23
Conversion of convertible bonds	—	1	—	—
Balance at end of year	¥ 147,714	¥ 146,133	¥ 150,979	$ 1,137,747
Retained earnings				
Balance at beginning of year	¥ 980,448	¥ 1,154,599	¥ 1,177,660	$ 8,874,605
Cash dividends	(29,398)	(34,349)	(29,485)	(222,193)
Net income	203,549	57,410	168,046	1,266,360
Balance at end of year	¥ 1,154,599	¥ 1,177,660	¥ 1,316,221	$ 9,918,772
Accumulated comprehensive income				
Minimum pension liability adjustment				
Balance at beginning of year	¥ (15,806)	¥ (4,073)	¥ (19,083)	$ (143,806)
Net change during the year	11,733	(15,010)	(5,889)	(44,378)
Balance at end of year	¥ (4,073)	¥ (19,083)	¥ (24,972)	$ (188,184)
Cumulative translation adjustments				
Balance at beginning of year	¥ (36,747)	¥ (59,716)	¥ (51,021)	$ (384,484)
Transfer to income statement on sales and contribution of PFG entities	—	—	2,627	19,797
Other change during the year, net	(22,969)	8,695	28,709	216,345
Balance at end of year	¥ (59,716)	¥ (51,021)	¥ (19,685)	$ (148,342)
Common stock held in treasury				
Balance at beginning of year	¥ (38)	¥ (10,344)	¥ (58)	$ (437)
Acquisition	(10,050)	—	—	—
Sale of common stock	—	10,050	387	2,916
Other net change in treasury stock	(256)	236	(743)	(5,599)
Balance at end of year	¥ (10,344)	¥ (58)	¥ (414)	$ (3,120)
Number of shares issued				
Balance at beginning of year	1,962,977,247	1,962,977,247	1,962,977,841	
Conversion of convertible bonds	—	594	—	
Common stock issued for business acquisitions	—	—	2,939,416	
Exercise of warrants	—	—	2,603	
Balance at end of year	1,962,977,247	1,962,977,841	1,965,919,860	

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Net income	¥203,549	¥ 57,410	¥168,046	$1,266,360
Other comprehensive (loss) income:				
Change in cumulative translation adjustments	(22,969)	8,695	31,336	236,142
Minimum pension liability adjustment:				
Minimum pension liability gain (loss) arising during the year	20,229	(25,879)	(10,154)	(76,518)
Deferred income taxes	(8,496)	10,869	4,265	32,140
Total	11,733	(15,010)	(5,889)	(44,378)
Total other comprehensive (loss) income	(11,236)	(6,315)	25,447	191,764
Comprehensive income	¥192,313	¥ 51,095	¥193,493	$1,458,124

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Cash flows from operating activities:				
Net income	¥ 203,549	¥ 57,410	¥ 168,046	$ 1,266,360
Adjustments to reconcile net income to net cash provided by (used in) operating activities				
Depreciation and amortization	64,908	52,982	70,042	527,822
(Profit) loss on investments in equity securities	(90,839)	98,968	55,860	420,950
Gain from changes in equity of an affiliated company	—	—	(3,504)	(26,406)
Loss (gain) on sales of fixed assets	22,472	(15,027)	(17,087)	(128,764)
Loss on devaluation of fixed assets	17,454	25,232	20,180	152,072
Amortization of goodwill (negative goodwill)	3,842	(5,696)	(3,889)	(29,307)
Provision for allowance for doubtful accounts	3,418	15,412	5,002	37,694
Gain on sales of PFG entities	—	—	(116,324)	(876,594)
Gain on private equity investments	—	—	(232,472)	(1,751,861)
Reversal of provision for financial assistance to NFC	—	(16,200)	—	—
Deferred income tax expense (benefit)	155,805	45,069	(56,972)	(429,329)
Net change in:				
Time deposits	61,270	(41,666)	(97,592)	(735,433)
Segregated deposits and other	(333,448)	297,859	10,695	80,595
Loans and receivables, net of allowance	699,155	(1,577,472)	(107,129)	(807,302)
Time and other deposits received and other payables	515,655	1,800	3,326	25,064
Receivables under resale agreements and securities borrowed transactions	(962,819)	(861,628)	(379,434)	(2,859,337)
Payables under repurchase agreements and securities loaned transactions	1,019,718	1,605,528	363,754	2,741,176
Trading assets and private equity investments	(225,255)	915,146	(854,907)	(6,442,404)
Trading liabilities	(345,190)	(172,483)	(264,355)	(1,992,125)
Financial assistance to NFC	(272,800)	(59,000)	—	—
Accrued income taxes	1,290	19,936	6,058	45,652
Other operating assets and liabilities, net	61,783	(19,933)	127,318	959,442
Net cash provided by (used in) operating activities	599,968	366,237	(1,303,384)	(9,822,035)
Cash flows from investing activities:				
Payments for purchases of office buildings, equipment and installations	(49,779)	(78,414)	(92,168)	(694,559)
Proceeds from sales of office buildings, equipment and installations	53,877	47,558	25,762	194,137
Payments for purchases of investments in equity securities	(69,223)	(3,192)	(3,017)	(22,735)
Proceeds from sales of investments in equity securities	54,599	85,931	36,621	275,968
Business combinations, net of cash acquired	(102,213)	(107,398)	(258,987)	(1,951,673)
Cash contributed to private equity investments	—	—	(95,720)	(721,326)
Proceeds from sales of PFG entities	—	—	129,469	975,652
(Increase) decrease in non-trading debt securities	(167,675)	(147,119)	178,869	1,347,920
(Increase) decrease in other investments and other assets	(45,685)	(68,769)	26,989	203,384
Net cash used in investing activities	(326,099)	(271,403)	(52,182)	(393,232)
Cash flows from financing activities:				
Increase in long-term borrowings	510,811	650,098	1,499,309	11,298,486
Decrease in long-term borrowings	(396,729)	(473,195)	(966,131)	(7,280,565)
(Decrease) increase in short-term borrowings	(166,839)	(248,901)	696,681	5,250,044
Payments of cash dividends	(19,629)	(29,398)	(34,352)	(258,870)
Net cash (used in) provided by financing activities	(72,386)	(101,396)	1,195,507	9,009,095
Effect of exchange rate changes on cash and cash equivalents	(19,901)	(12,732)	13,018	98,101
Net increase (decrease) in cash and cash equivalents	181,582	(19,294)	(147,041)	(1,108,071)
Cash and cash equivalents at beginning of the year	341,388	522,970	503,676	3,795,599
Cash and cash equivalents at end of the year	¥ 522,970	¥ 503,676	¥ 356,635	$ 2,687,528
Supplemental information on cash flows (see also Note 3):				
Cash paid during the year for—				
Interest	¥ 345,166	¥ 508,752	¥ 460,538	$ 3,470,519
Income tax (refunded) payments, net	¥ (3,531)	¥ 21,943	¥ 65,335	$ 492,351
Non cash investing activities—				
Common stock issued for business acquisitions	¥ —	¥ —	¥ 4,843	$ 36,496
Non cash financing activities—				
Conversion of convertible bonds into common stock and additional paid-in capital	¥ —	¥ 1	¥ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (formerly The Nomura Securities Co., Ltd.) (the "Company") and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. Such services include equity and fixed income brokerage, trading, underwriting, distribution and clearance; trading of foreign exchange and futures contracts and other derivatives in a broad range of asset categories, rates and indices; investment banking, real estate, project finance, private equity finance and other corporate finance advisory activities; international merchant banking and other principal investment activities; and asset management, private banking, trust and custody services. The Company began its operations in Japan in 1925.

On October 1, 2001, the Company adopted a holding company structure, via a corporation separation. Such restructuring had been approved at the annual meeting of shareholders on June 28, 2001. This was effected through The Nomura Securities Co., Ltd. changing its name to Nomura Holdings, Inc. and becoming a holding company. At the same time, its wholly-owned subsidiary, Nomura Securities Spin-off Preparation Company, Limited changed its name to Nomura Securities Co., Ltd. and assumed the operations of the registered security company. The consolidated financial statements have been presented on this basis.

Basis of presentation—

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. The consolidated financial statements include the accounts of the investee companies ("PFG entities") of the Principal Finance Group ("PFG") through March 27, 2002, the date such entities were contributed to a limited partnership in exchange for a limited partnership interest (collectively, the Company, its majority-owned subsidiaries and PFG entities through March 27, 2002 are referred to as "Nomura"). The Company consolidated PFG entities through March 27, 2002 because it had a controlling financial interest in the PFG entities up to that date. The Company's principal subsidiaries include Nomura Securities Co., Ltd., Nomura Holding America Inc. and Nomura International plc. All material intercompany transactions and accounts have been eliminated on consolidation. Investments in 20 to 50 percent owned companies, which are not consolidated, are accounted for using the equity method of accounting and are reported in *Investments in and advances to affiliated companies.*

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Financial instruments including derivatives, used in Nomura's trading activities are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on listed market prices, where possible. If listed market prices or broker or dealer quotation are not available or if the liquidation of the Nomura's positions would reasonably be expected to impact market prices, fair value is determined based on valuation pricing models which take into consideration time value and volatility factors which underly the financial instrument.

Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura's estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, Nomura's estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Investment in private equity funds—

Nomura has been actively involved in the private equity business, through its UK based PFG. As a result of a review to determine the optimum structure to run this business going forward, on March 27, 2002, Nomura restructured its PFG and, as a result, contributed its investments in certain of its remaining investee companies (the "PFG entities") to Terra Firma Capital Partners I ("TFCP I"), a recently formed limited partnership which is engaged in the private equity business. As a result of Nomura's contribution of its investments in the PFG entities to TFCP I in exchange for a limited partnership interest, Terra Firma Investments (GP) Limited ("Terra Firma"), the general partner of TFCP I, which is independent of Nomura, assumed control of the investments. Accordingly Nomura ceased consolidating the investments on such date. Terra Firma Capital Partners Limited ("TFCPL") has been established by former Nomura employees to advise Terra Firma in relation to the management of TFCP I as well as the raising and investing of additional capital. With effect from March 27, 2002, Nomura accounts for its limited partnership interest in TFCP I at fair value in accordance with accounting practice for broker-dealers.

As stated above the limited partnership interest in TFCP I is carried at fair value. Corresponding changes in the fair value of the limited partnership interest in TFCP I are included in *Gain on private equity investments*. The determination of fair value is significant to Nomura's financial condition and results of operations and requires management to make judgements based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no external quoted prices available. In place of this, Nomura's Risk Management unit meets with Terra Firma, TFCPL and the management teams of the underlying investments to discuss among other things, Terra Firma's valuation of the investments, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. Terra Firma also provides regular performance reports for each investment. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors allows Nomura to produce its own estimates of the fair value for each underlying investment.

In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm's length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment. These projections will reflect the business drivers specific to each investment.

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors
Hotels	Room rate achieved and occupancy, which in turn are driven by business and leisure travel. Revenue from conference facilities and food and beverage sales. Staff and other costs and central overheads.
Real Estate	Sales values, leaseback and open market rental values achieved, driven by underlying demand for housing in both the homeowner and rental markets. Property holding and refurbishment and head office costs. Availability and cost of finance.
Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement (taking into account arrears), rental acquisition costs, rental maintenance costs, as well as overheads and head office costs.
Retail	Market share, changes in market size, underlying trends in consumer behaviour. Gross margin and operating costs, including outlet overheads and head office costs.
Services	Contract terms negotiated at beginning of contract. Initial contract set up costs and capital expenditure. Ongoing servicing costs, including staff costs and central overheads. Additional contracts and additional non-contracted works. Availability and cost of finance.

Where possible these valuations are compared with price/earnings data for comparable quoted companies or recent market price data for comparable transactions. Any significant differences are analysed and consideration given to whether this analysis indicates an adjustment to the Discounted Cash Flow valuation is required. While it is likely that certain potential purchasers may have special interests in the relevant investments that would allow them to justify a premium price, such as synergy or strategic benefits, no such premium has been included within the valuation models. Conversely, no discounts have been taken for the fact that there may only be a limited number of potential purchasers of the investments. These valuations are then stress tested to assess the impact of particular risk factors. Examples of such stress tests include:

- Stressing exit assumptions, either by altering the timing or the exit multiple used. In particular, using exit multiples in line with 5-year lows of trading multiples for similar companies are considered
- Stressing growth assumptions, to assume lower growth. Where possible, the impact of a mild recession is considered
- Removing or curtailing any assumptions about increases in operating margins.

An assessment of the results of the fair value exercise and the stress tests allows the final estimated valuation to be established. The fair value of Nomura's investment in TFCP I is then the sum of the fair values of the individual investments less any performance bonuses that may be payable, either to the management team of a particular business or under the TFCPL documentation.

For recently acquired investments (i.e., those acquired within 12 months), fair value is equal to acquisition cost unless there has been a material change to the operating performance of the specific investment or a significant event has occurred in the marketplace.

At March 31, 2002, the estimated fair value of Nomura's limited partnership interest in TFCP I was ¥265,714 million ($2,002,366 thousand). Of this 47% is Real Estate, 9% is in the Services Sector and the balance of 44% in Consumer Businesses, which includes Retail, Consumer Finance and Hotels.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, occurring after March 31, 2001, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or either receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets. In connection with these securitization activities, Nomura utilizes special purposes entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. The impact of adoption of this provision was insignificant.

Nomura has historically used special purpose entity or, SPE vehicles as a conduit and has not retained a financial interest in the asset securitizations. In conduit transactions, Nomura serves as the administrator and provides contingency liquidity support for the commercial paper. Conduits provide clients with a way to access liquidity in the commercial paper markets by allowing clients to sell assets to the conduit, which in return issues commercial paper to fund the purchases. The commercial paper issued by the conduits is supported with sufficient collateral, other credit enhancement, and liquidity support to receive at least an A-1 or P-1 rating. Nomura may retain an interest in the financial assets securities ("Retained Interests") in the future, which may include assets in the form of residual interests in the special purpose entities established to facilitate the securitization. Any Retained Interests would be included in *Securities inventory* within the Nomura's balance sheet. Nomura records its *Securities inventory,* including Retained Interests, at fair value with any changes in fair value included in revenues.

Translation of accounts denominated in foreign currencies and of foreign currency financial statements—

The financial statements of the Company's subsidiaries outside Japan are measured using their functional currency. Generally, all assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as *Cumulative translation adjustments* in shareholders' equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

PFG entities revenue—

Product sales revenue, representing sales of beer, wine and spirits, and consumer electronics, was recognized upon the exchange of merchandise with customers or upon delivery of beer to pubs. Rental income under operating leases for tenanted pubs and residential properties was recognized over the lease term, generally on a straight-line basis. Rental income under operating leases for consumer electronics was recognized when earned under the terms of rental agreements, generally on a straight-line basis.

Securities inventory, non-trading debt securities and securities sold but not yet purchased—

Trading assets owned and trading liabilities sold but not yet purchased, including contractual commitments arising pursuant to derivatives transactions, are recorded on the consolidated balance sheets on a trade date basis at market or fair value with the related gains and losses recorded in *Net gain on trading* in the consolidated income statements. Fair value is generally based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement in current market conditions. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Securities inventory and securities sold but not yet purchased include options on securities purchased and written, respectively.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in *Revenue—Other* in the consolidated income statements.

Nomura engages in Gensaki transactions which originate in the Japanese financial markets. Gensaki transactions involve the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated income statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets. See Note 4.

Securities financing transactions—

Repurchase and reverse repurchase transactions ("Repo transactions") principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. The subsidiaries take possession of securities purchased under Repo agreements, value the securities on a daily basis and obtain additional collateral if the value of the securities is not sufficient to protect them in the event of default by the customer. Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation ("FIN") No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements."

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets as the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

On the consolidated balance sheets, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities are classified as *Securities pledged as collateral* in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in *Net gain on trading*. Unrealized gains and losses arising from Nomura's dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, "Offsetting of Amounts Related to Certain Contracts."

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

In June 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS No. 138 is effective concurrently with SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB statement No. 133" that deferred the effective date of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" to fiscal year beginning after June 15, 2000. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. These statements require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation. Nomura adopted these statements on April 1, 2001 and their effect of adoption was not significant.

Allowance for loan losses—

Loans receivable consist primarily of loans receivable from customers and from other than customers. Loans receivable from customers consist of commercial loans and margin transaction loans. Loans receivable from other than customers mainly represent loans receivable from institutional counterparties in the money markets used for short-term financing.

Allowances for loan losses on loans for margin transactions and loans receivable from other than customers are provided for based primarily on historical loss experience.

Allowances for loan losses on commercial loans reflect management's best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and, facilities which consist mainly of installations and software are stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the declining-balance method and at rates based on estimated useful lives of the each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 6 years
Software	5 years

Depreciation and amortization was included in *Information processing and communications* in the amount of ¥16,592 million, ¥18,742 million and ¥23,381 million ($176,194 thousand), and was included in *Occupancy and related depreciation* in the amount of ¥4,743 million, ¥5,836 million and ¥5,732 million ($43,195 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

PFG entities land, buildings, equipment and furniture and fixtures—

Land, buildings, equipment and furniture and fixtures are stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged to income as incurred.

Depreciation starts when assets are placed in service, or upon installation for equipment rented in merchandise operations. Depreciation is computed to residual value using the straight-line method over the assets' estimated useful lives. The estimated useful lives are as follows:

Buildings	25 to 50 years
Equipment and furniture and fixtures	3 to 20 years

Depreciation and amortization was included in *Occupancy and related depreciation* in the amount of ¥3,986 million, ¥1,719 million and ¥3,075 million ($23,173 thousand), and was included in *PFG entities' expenses associated with rental income* in the amount of ¥39,587 million, ¥26,685 million and ¥37,854 million ($285,260 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

Investments in equity securities—

Nomura's investments in equity securities include marketable and non-marketable equity securities which have been acquired for Nomura's operating purposes. Nomura makes such operating investments and holds them for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. In accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for broker-dealers, investments in equity securities are recorded at market or fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities are comprised of listed equity securities and unlisted equity securities in the amounts of ¥230,495 million and ¥42,266 million at March 31, 2001 and ¥152,553 million ($1,149,608 thousand) and ¥39,824 million ($300,106 thousand) at March 31, 2002, respectively.

Accounting for changes in equity of affiliated companies—

An affiliated company may issue shares to third parties in a public offering at amounts per share that are in excess of or less than Nomura's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in income for the year when the change in interest transaction occurs.

Long-lived assets—

As required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized based on the market or fair value.

Nomura recorded a non-cash impairment charge of ¥17,454 million, ¥25,232 million and ¥18,341 million ($138,214 thousand) substantially related to a write-down of fixed assets and other assets for the years ended March 31, 2000, 2001 and 2002, respectively. These losses are included in consolidated income statements under *Non-interest expenses — Other.*

These charges were incurred as a result of Nomura's updated analysis to determine if there were any impairment of long-lived assets and certain assets, which identified a significant decrease in the market or fair value of the assets. The revised carrying values of these assets were based on the market or fair value of the assets.

Income taxes—

In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura which are deemed more likely than not to be realized.

Stock-based compensation—

Nomura accounts for its stock-based compensation plan in accordance with Accounting Principles Board Opinion ("APB")No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, Nomura recognizes the expense related to stock-based compensation plans based on the excess, if any, of the market value of the stock at the date of award granted over the exercise price of the award.

Net income per share—

The computation of basic net income per share is based on the average number of shares outstanding during the year. Diluted net income per share reflects the potential dilutive effect of convertible bonds and warrants.

Cash and cash equivalents—

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks.

Goodwill and negative goodwill—

Goodwill recorded by the end of June 2001, included in *Other assets* is recognized as the excess of acquisition cost over the fair value of net assets acquired and is being amortized over 10 to 20 years on a straight-line basis. Goodwill recorded after June 30, 2001 is not amortized. Nomura periodically assesses the recoverability of the goodwill by comparing expected undiscounted future cash flows from the underlying business operation with recorded goodwill balances. If such assessments indicate that the undiscounted future cash flows are not sufficient to recover the related carrying value, the assets are adjusted to fair values.

Negative goodwill, which is recognized as the excess of the fair value of net assets acquired over the acquisition cost, is included in *Other liabilities — Other* on the accompanying balance sheets, and is being amortized over a 10 year period, on a straight-line basis.

The amortization of goodwill and negative goodwill is included in *Non-interest expenses — Other.*

New accounting pronouncements—

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" (SFAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 was effective for business combinations initiated after June 30, 2001. SFAS 141 requires that all business combinations completed after its adoption be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 is effective for Nomura in the first quarter of the year ending March 2003 and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS 142 prohibits the amortization of goodwill but requires that goodwill be tested for impairment at least annually at the reporting unit level. The impairment test will be performed in two phases. The first step of the goodwill impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of a reporting unit exceeds its fair value an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Based on amortization expense recorded in the year ended March 31, 2002, Nomura estimates that the elimination of goodwill amortization expense will increase income before income taxes by approximately ¥10,837 million ($81,665 thousand). The application of

SFAS 141 will require Nomura to recognize a cumulative effect of change in accounting principle for the unamortized negative goodwill that is associated with prior business combinations of ¥109,799 million ($827,423 thousand) at March 31, 2002. Nomura is currently assessing the effect of the adoption of SFAS 141 and SFAS 142 on areas other than negative goodwill.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Nomura is required to adopt this statement on April 1, 2003. Nomura is currently assessing the effect of the adoption of SFAS 143.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Nomura will adopt the provisions of SFAS 144 in the first quarter of the year ending March 2003 and Nomura is currently assessing the effect of the adoption of SFAS 144.

In May 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, FASB Amendment of FASB Statement No. 13, and Technical Corrections." Nomura is currently assessing the effect of the adoption of SFAS 145.

Reclassifications—

Certain reclassifications of previously reported amounts have been made to conform with the current year presentation.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥132.70 = U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2002. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Business combinations:

Prior to the fiscal year ended March 31, 2000, the Company directly held only 5.0% of the outstanding share capital of Nomura Asset Management Co., Ltd. (NAM), which provides investment management services and manages mutual funds.

In March 2000, the Company acquired an additional 68.8% equity interest in NAM from financial institutions and affiliated companies for cash of ¥31,908 million. The acquisition has been accounted for by the purchase method of accounting effective March 31, 2000 and assets acquired and liabilities assumed have been recorded at estimated fair values. However, since the acquisition cost was determined by the valuation method stipulated by the Japanese Inheritance Tax Regulation, which is based on the concept of estimating the per share value by comparing the subject companies, there was an excess fair value of net assets acquired over cost which should reduce proportionately the values assigned to non-current assets except long-term investments in marketable securities in determining their fair values and there was the remainder of the excess over cost, even after the allocation reduces the value of the non-current assets. There were no stated or unstated rights granted by Nomura to any of the parties in the NAM share purchase transaction, nor were there any obligations incurred by Nomura, other than what was recognized in that NAM business combination transaction.

The excess of acquired net assets at their estimated fair value over acquisition cost in the amount of ¥105,767 million has been recorded as negative goodwill, which was included in *Other liabilities — Other* and is being amortized into income over 10 years on a straight-line basis from the year ended March 31, 2001.

In addition, during the first half of the year ended March 31, 2001, the Company acquired an additional 17.9% of equity interest in NAM from financial institutions for a cash consideration of ¥11,872 million and recorded the excess of acquired net assets at their estimated fair value over acquisition cost in the amount of ¥23,974 million as additional negative goodwill.

During the year ended March 31, 2002, the Company acquired an additional 8.2% of equity interest in NAM from financial institutions in exchange for 2,939,416 shares of the Company's common stock and ¥4,915 million ($37,038 thousand) in cash consideration, and recorded the excess of acquired net assets at their estimated fair value over acquisition cost in the amount of ¥6,323 million ($47,649 thousand).

The unamortized balances of negative goodwill are ¥116,766 million and ¥109,799 million ($827,423 thousand), and accumulated amortization is ¥12,974 million and ¥26,264 million ($197,920 thousand) at March 31, 2001 and 2002, respectively.

At the time of the acquisition of the 68.8% interest, the fair value of the assets acquired and liabilities assumed for NAM is presented below:

	Millions of yen
	March 31, 2000
Assets:	
Cash and cash equivalents	¥ 5,767
Receivables from other than customers	23,825
Office buildings, land, equipment and facilities	14,092
Investments in equity securities	88,436
Investments in affiliates	91,422
Other assets	73,327
Total assets	296,869
Liabilities:	
Payable to other than customers	10,256
Accrued income taxes	8,400
Accrued pension and severance costs	4,602
Other accrued liabilities	73,333
Total liabilities	96,591
Net assets	200,278
Minority interest	(52,410)
Nomura's portion of net assets	147,868
Acquisition cost (including original 5% equity investments of ¥1,397 million)	(33,305)
Negative goodwill before offset	114,563
Offset against non-current assets	(8,796)
Negative goodwill as reported	¥105,767

The following methods were used to estimate the fair value for each category of asset and liability in the allocation of the NAM purchase prices before offsetting negative goodwill.

The carrying values of cash and cash equivalents which included short-term maturity instruments, was considered as the fair value. Fair value of receivables of a short-term nature was determined based on the gross receivable less any allowance for doubtful accounts. Collection costs were not considered material and has not been deducted in the determination of the fair value on the above estimation. Office buildings, land, equipment and facilities were valued at the original acquisition cost (less impairment losses recognized and the related accumulated depreciation), which, management believes, would not be different from the fair value of those assets. Equity securities and investments in affiliates accounted for under the equity method that are listed companies were valued based on those quoted market prices. Equity securities in non-listed companies were valued based on management's estimate of the fair value. Investments in unlisted affiliates accounted for under the equity method were based on the Company's portion of the underlying fair value of the assets acquired and liabilities assumed. Other assets, mainly consisting of money market fund, lease deposits and similar monetary assets, were valued at the original acquisition cost less impairment losses recognized, which management believes, approximates fair value. The carrying value of payables to other than customers, accrued income taxes and accrued expenses were used as the fair value as they approximate the fair value for these short-term liabilities. Pension liabilities were determined based on the difference between the fair value for the plan assets and the fair value of the projected benefit obligation. Deferred taxes were based on the difference between the assigned values and the tax bases of the asset and liabilities.

During the two years ended March 31, 2001, PFG acquired seven businesses (collectively, the "Acquired Entities") in separate transactions accounted for as purchase business combinations. These acquisitions were not significant individually. Aggregate cash consideration paid for the Acquired Entities was ¥196,736 million and the excess of acquisition cost over acquired net assets at their fair value in the amount of ¥72,690 million had been recorded as goodwill, which was included in *Other assets*. The unamortized balance of goodwill and accumulated amortization at March 31, 2001 were ¥102,583 million and ¥10,594 million, respectively.

In July 2001, PFG acquired an effective 59% equity interest in Meridien Capital Limited ("Meridien"). The results of Meridien's operations have been included in the consolidated financial statements since the date of acquisition. Headquartered in London, Meridien operates a global hotel portfolio of over 140 luxury and upscale hotels in 55 countries. The majority of its properties are located in Europe, the Americas, Asia Pacific, Africa and the Middle East. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Millions of yen	Translation into thousands of U.S. dollars
Receivables from customers, net	¥ 13,677	$ 103,067
Land, buildings, equipment and furniture and fixtures	226,987	1,710,528
Other assets	21,679	163,369
Goodwill	124,945	941,560
Bank and other loans	(42,716)	(321,899)
Payables	(24,227)	(182,570)
Other accrued liabilities	(49,716)	(374,650)
Cash used in acquisition, net of cash acquired	¥270,629	$2,039,405

Of the ¥17,385 million ($131,010 thousand) of acquired intangible assets, ¥4,967 million ($37,430 thousand) was assigned to brands and trademarks that are not subject to amortization. The remaining ¥12,418 million ($93,580 thousand) of acquired intangible assets have a weighted-average useful life of approximately 5 years. The intangible assets that make up that amount include hotel management contracts of ¥5,449 million ($41,063 thousand, 8-year weighted-average useful life), hotel franchise contracts of ¥2,377 million ($17,913 thousand, 8-year weighted-average useful life), and forward bookings of ¥4,592 million ($34,604 thousand, less than six months weighted-average useful life). The ¥124,945 million ($941,560 thousand) of goodwill is not deductible for tax purposes.

In February and March, 2002, Nomura sold certain PFG investments in the U.K. pub business totaling 5,400 pubs for ¥176,493 million ($1,330,015 thousand). The sale of these businesses resulted in a realized gain on disposal of ¥116,324 million ($876,594 thousand), net of transaction expenses.

On March 27, 2002, Nomura contributed its PFG as well as certain of its remaining investee companies ("PFG entities") to Terra Firma Capital Partners I ("Terra Firma"), a recently formed limited partnership, engaged in investment banking activities. As a result of contributing the PFG Group and certain of PFG entities to Terra Firma for a limited partnership interest, Nomura surrendered control of these investments to Terra Firma Investments (GP) Limited, ("TFGP"), Terra Firma's general partner and, accordingly, Nomura ceased consolidating the investments at such time. Nomura accounts for its investments in Terra Firma at fair values in accordance with accounting practice for broker-dealers. Total assets and liabilities of PFG entities contributed on March 27, 2002 were ¥1,348,195 million ($10,159,721 thousand) and ¥1,629,215 million ($12,277,430 thousand), respectively.

As stated above, investments that are controlled by TFGP are carried at fair value. Changes in fair value are reflected in Nomura's results of operation. The determination of fair value is significant to Nomura's financial condition and results of operations and requires management to make judgements based on complex factors. At March 31, 2002, the appreciation of partnership interest in private equity funds is ¥232,472 million ($1,751,861 thousand). This appreciation is a result of the March 31, 2002 estimated fair value exceeding the carrying value of the investment, which was the original cost of the investment less book losses incurred during the period of ownership. Accordingly, the 2002 gain on fair value is the recovery of losses that had been previously consolidated.

The following summarized unaudited pro forma financial information assumes the acquisition of NAM during the year ended March 31, 2001 had occurred on April 1, 1999, the acquisition of NAM during the year ended March 31, 2002 had occurred on April 1, 2000, the acquisitions of seven businesses stated above had occurred on April 1, 1999, and the acquisition of Meridien had occurred on April 1, 2000.

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Total revenue	¥1,933,484	¥1,697,352	¥1,873,805	$14,120,610
Net income	248,318	30,632	159,316	1,200,573

	Yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	20002
Net income per share — basic	¥126.52	¥15.61	¥81.12	$0.61
— diluted	125.80	15.61	80.75	0.61

4. Financial instruments:

Nomura enters into transactions of financial instruments including cash instruments and derivatives primarily for trading purposes and, where needed, non-trading activities.

Risk management—

Nomura is subject to various risks. These risks include market, credit, event, liquidity, operational and legal risks. The process of managing those risks is an integral part of management's responsibilities. Financial innovation in global business activities can lead to complex interactions among risks. Nomura recognizes the importance of identifying, evaluating, monitoring, and managing its risk profile.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. Nomura is exposed to this type of risk primarily in connection with its trading activities. Effective monitoring and management of this risk requires an ability to analyze a complex and constantly changing capital market environment worldwide and to highlight any problematic trends quickly.

Credit Risk

Credit risk refers to the potential loss in the value of a transaction because of a counterparty or issuer failing to perform its contractual commitment. This type of risk is reduced through diversification, effective credit analysis of counterparties, enforcement of credit limits by country and by counterparty, management of credit exposure through netting arrangements, and the maintenance of adequate collateral to secure the commitments of counterparties. Nomura also uses credit derivatives to reduce its exposure or hedge its credit risk with respect to issuers. The regional credit officers monitor on a daily basis all credit risk and limits, and communicate credit information and concerns to Nomura's global risk management headquarters in Tokyo.

Nomura measures its credit risk to derivatives transaction counterparties as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are centrally controlled through Nomura's global risk management unit in Tokyo.

Although Nomura's activities and services are broadly diversified, a substantial portion of Nomura's on-balance sheet and off-balance sheet financial instruments portfolio, which involve credit exposure, is executed with or on behalf of other domestic and foreign financial institutions, particularly in securities trading and brokerage, derivatives and banking activities. Allocation of credit exposures to geographic areas is generally in line with that of assets on the balance sheet described in Note 17.

Nomura's significant single concentrations of credit risk were with the Japanese Government and U.S. Government and its agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds (which are mainly sovereign to Japan and the United States of America) represented 8.4% and 8.2% of Nomura's total assets as of March 31, 2001 and 2002, respectively.

Event Risk

Event risk refers to the potential loss in value that Nomura may suffer through unpredictable events that cause large unexpected market price moves. Event risk can be caused by changes in political or economic factors. For example, Nomura's global risk management unit collects information on current developments in the political and economic situations in the emerging countries in which Nomura conducts business and reports them to senior management on a weekly basis. Nomura also monitors event risk associated with the possible failure of expected M&A and other corporate transactions with respect to which Nomura has made strategic investments in parties involved in these transactions.

Liquidity Risk

Liquidity risk refers to the additional risk that Nomura faces when Nomura has large positions which cannot be disposed of in the course of normal market trading turnover. The longer Nomura is exposed to these large positions, the greater the risk Nomura faces from fluctuations in the market price and other volatile market conditions. Funding risk is discussed in "Liquidity and Capital Resources" under Item 5.B of this annual report.

Operational Risk

Operational risk refers to the potential cost associated with failure in the application of Nomura's policies, operating systems or management control procedures, including problems associated with the introduction of new products and models. The maintenance of strong operational controls using highly trained administrative personnel and the latest technology is essential for reducing this type of risk. Such risk may be especially acute in certain emerging markets, and for new products during periods of heavy trading volume. Nomura manages its operational risk primarily at the level of its regional operations.

Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract. Professional expertise in the applicable regulatory environment where Nomura conducts business, and an ability to develop cross-border products and services that meet divergent and often conflicting requirements of various regulatory regimes, are essential for managing this type of risk. Nomura manages its legal risk primarily at the level of its regional operations. The Audit Committee of Nomura, which consists of the president and chief executive officer and five other Directors including one independent Director, promotes fairness of behavior across Nomura and enhances internal audit functioning. In addition, for our Japanese securities operations, the Compliance Committee in Nomura Securities, which consists of the president and chief executive officer and ten other Directors of Nomura Securities as well as two outside lawyers, promulgates Nomura's internal corporate regulations and monitors and supervises major internal compliance matters. As part of its efforts to address legal risks for our global business, global legal and compliance conferences are held regularly to discuss issues relating to cross-border business.

Trading activities—

Nomura's trading activities consist primarily of securities brokerage, trading, and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for hedging other trading inventory.

Securities inventory and securities sold but not yet purchased

Securities inventory and securities sold but not yet purchased at March 31, 2001 and 2002 consist of trading securities at market or fair value classified as follows:

	Millions of yen				Translation into thousands of U.S. dollars	
	March 31					
	2001		2002		2002	
	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased
Stocks	¥ 471,767	¥ 478,876	¥ 268,727	¥ 756,420	$ 2,025,072	$ 5,700,226
Government and government agency bonds	1,441,526	1,825,540	1,448,609	1,389,674	10,916,420	10,472,298
Bank and corporation bonds	900,404	73,545	1,092,873	178,321	8,235,667	1,343,791
Commercial paper and certificates of deposit	2,467	1,000	34,679	—	261,334	—
Options and warrants	44,653	50,508	75,508	63,432	569,013	478,011
Mortgage and mortgage-backed securities	372,900	568	694,335	—	5,232,366	—
Beneficiary certificates and other	47,942	—	687,486	—	5,180,754	—
	¥3,281,659	¥2,430,037	¥4,302,217	¥2,387,847	$32,420,626	$17,994,326

Securities financing transactions

Nomura enters into secured borrowing and lending transactions mainly to meet customers' needs and finance trading inventory positions. The balance of receivables and payables under resale and repurchase agreements and securities borrowed and loaned transactions at March 31, 2001 and 2002 are as follows:

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Receivables under:			
Resale agreements	¥2,604,319	¥2,885,585	$21,745,177
Securities borrowed transactions	3,391,679	3,794,416	28,593,941
Total	¥5,995,998	¥6,680,001	$50,339,118
Payables under:			
Repurchase agreements	¥3,598,849	¥4,456,758	$33,585,215
Securities loaned transactions	3,849,371	3,788,734	28,551,123
Total	¥7,448,220	¥8,245,492	$62,136,338

Under these agreements and transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities.

In many cases, Nomura is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. The related balances at March 31, 2001 and 2002 are as follows:

	Billions of yen		Translation into millions of U.S. dollars
	March 31		
	2001	2002	2002
The fair value of securities received as collateral where Nomura is permitted to sell or repledge the securities	¥8,320	¥11,338	$85,441
The portion of the above that has been sold (included in *Securities sold but not yet purchased* on the consolidated balance sheets) or repledged	6,394	8,589	64,725

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are classified as *Securities pledged as collateral* on the consolidated balance sheets at March 31, 2001 and 2002, respectively.

The securities owned by Nomura which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them as at March 31, 2001 and 2002, are summarized in the table below:

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Trading assets:			
Stocks	¥ 16,068	¥ 4,429	$ 33,376
Government and government agency bonds	685,044	672,090	5,064,732
Bank and corporation bonds	523,255	487,119	3,670,829
Warrants	—	6,224	46,903
Mortgage and mortgage-backed securities	359,567	657,452	4,954,424
Total	¥1,583,934	¥1,827,314	$13,770,264
Investments:			
Investments in equity securities	¥ 25,837	¥ —	$ —
Non-trading debt securities	307,960	117,543	885,780
	¥ 333,797	¥ 117,543	$ 885,780

In the normal course of business, Nomura enters into Gensaki transactions which involve selling securities to customers and repurchasing them from the customers on a specific future date at a specific price. As the Gensaki transactions are recorded as sales, the related securities and repurchase obligations are not reflected on the accompanying consolidated balance sheets. As of March 31, 2001 and 2002, securities sold under Gensaki agreements but not yet reacquired amounted to ¥1,183,303 million and ¥151,860 million ($1,144,386 thousand), respectively. The contractual repurchase value of the above Gensaki transactions at March 31, 2001 and 2002 approximated the market value of the securities at those dates.

In Japan, there is a market in which participants lend and borrow debt securities without collateral to/from financial institutions under agreements known as lending and borrowing debt securities contract. Under these agreements, Nomura lends and borrows debt securities without collateral. At March 31, 2001 and 2002, the aggregate contractual amounts of borrowing debt securities without collateral were ¥725,700 million and ¥815,999 million ($6,149,201 thousand), respectively. There were no lending securities without collateral at March 31, 2001 and 2002.

Nomura seeks to minimize the market and credit risks associated with its customer securities activities through various control policies and procedures, including continuous monitoring of market and customer exposures, hedging strategies, and requiring collateral or additional margin or reduced positions when necessary.

Derivatives utilized for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities, etc. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. These instruments involve, to varying degrees, off-balance sheet market and credit risk under which default by the counterparty and future changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments may ultimately result in cash settlements in excess of the amounts recognized on the consolidated balance sheets.

Nomura enters into various derivative financial instruments transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities. The Company has an indirectly wholly-owned subsidiary in the United States of America, Nomura Derivative Products Inc. ("NDPI"), which engages in swap business. Counterparties to transactions executed with NDPI rely solely on the credit worthiness of NDPI and have no claims against the assets of any other Nomura group entities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura's trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers' specific financial needs and investors' demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot, forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts are considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency swap transactions. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties' default.

To the extent these derivative financial instruments are hedging offsetting financial instruments or securities positions of Nomura, the overall off-balance sheet risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents ("master netting agreements") with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstance and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura's dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39.

The table below discloses the fair values at March 31, 2001 and 2002 of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtained to reduce credit risk exposure.

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Assets:			
Foreign exchange forwards	¥ 49,150	¥ 23,589	$ 177,762
FRA[1] and other OTC[2] forwards	8,937	1,458	10,987
Swap agreements	214,287	175,009	1,318,832
Options other than securities options—purchased	71,162	93,210	702,411
Sub-total	343,536	293,266	2,209,992
Securities options—purchased	39,837	31,009	233,678
Total	¥383,373	¥324,275	$2,443,670

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Liabilities:			
Foreign exchange forwards	¥ 61,735	¥ 20,164	$ 151,952
FRA and other OTC forwards	12,851	1,108	8,349
Swap agreements	300,444	215,231	1,621,937
Options other than securities options—written	52,249	69,396	522,954
Sub-total	427,279	305,899	2,305,192
Securities options—written	45,416	19,070	143,708
Total	¥472,695	¥324,969	$2,448,900

(1) "FRA" is Forward Rate Agreements.

(2) "OTC" is Over The Counter.

Net gain on trading

While trading activities are primarily generated by client order flow, Nomura also takes proprietary positions in interest rates, debt and equity instruments. Revenues from trading include realized and unrealized gains and losses arising from trading as principal. Revenues also include realized and unrealized gains and losses on debt and equity securities and derivatives utilized in arbitrage strategies for Nomura's own account. Nomura manages its trading business by product groupings. The following table of net trading gains by business unit has been prepared in order to present Nomura's net trading gains and losses in a format which reflects the manner in which Nomura manages its businesses.

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Merchant Banking-including units managing Principal Finance business and some other private equity business	¥ 24,794	¥ 12,916	¥ (6,828)	$ (51,454)
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	153,990	259,800	113,036	851,816
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange operations in connection with Nomura's securities business	74,544	35,273	56,020	422,155
	¥253,328	¥307,989	¥162,228	$1,222,517

Non-trading activities—

Nomura's non-trading activities consist primarily of investments in equity securities for Nomura's operating purposes and derivatives for purposes other than trading. Non-trading assets and non-trading liabilities consists of accounts other than *Trading assets and private equity investments, Trading liabilities* and Trading balances of bonds and notes issued contained in *Long-term borrowings* which is shown in Note 8.

Derivatives utilized for non-trading purposes

Nomura's principal objective in utilizing derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura's interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market rate movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed and/or floating rate interest payments on its debt obligations to floating rate payments. The maturity structure of the swaps correspond with the maturity of the debt obligations being hedged. Nomura also uses interest rate swaps to modify the interest rate characteristics of certain assets including loans receivable from customers. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Estimated fair value of financial instruments—

Nomura's financial instruments are recorded using several methods, including historical cost, amortized cost or market or fair value. Specific accounting policies for significant financial instruments are discussed in Note 1.

The fair values of Nomura's financial instruments are derived using market prices, where available. Because no quoted market prices exist for a significant portion of Nomura's financial instruments, the fair values of such instruments have been estimated using various valuation techniques that are influenced by numerous subjective assumptions such as discount rates of future cash flows. It should be noted that different assumptions or estimation methodologies could significantly affect these estimates. Such estimates, therefore, may not be necessarily indicative of the net realizable or liquidation value of these instruments. In addition, the estimated fair values presented are calculated based on market conditions at a specific point in time and may not be reflective of future fair values.

Short-term financial assets and liabilities carried at amounts which approximate fair value include: cash and cash deposits, receivables from customers and others, securities purchased under agreements to resell, loans, time and other deposits received, payables to customers and others and securities sold under agreements to repurchase. These financial instruments mature principally within one year and bear interest at rates which approximate market.

With regard to commitments to extend credit, standby letters of credit and financial guarantees written, the fair values are not material.

Financial instruments recorded at market or fair value, or at carrying amounts that approximate fair value include securities financing transactions except for certain assets and liabilities. The following table presents financial instruments with carrying values that differ from their fair values.

	Billions of yen						Translation into millions of U.S. dollars		
	2001			2002			2002		
March 31	Carrying value	Fair value	Appreciation (Depreciation)	Carrying value	Fair value	Appreciation (Depreciation)	Carrying value	Fair value	Appreciation (Depreciation)
Financial assets:									
Loans receivables from customers	¥ 282	¥ 282	¥ —	¥ 221	¥ 221	¥ —	$ 1,665	$ 1,665	$ —
Financial liabilities:									
Long-term borrowings	1,489	1,513	(24)	1,755	1,784	(29)	13,225	13,444	(219)
Other liabilities — Other	286	280	6	238	238	—	1,794	1,794	—

Loans receivable from customers

The carrying value of loans receivable is net of an allowance for possible credit losses. The estimated fair values of loans are determined based on loan characteristics. The fair value of fixed rate loans was estimated by discounting estimated cash flows. The discount rates are based on the current market rates for the applicable maturity. Where quoted market prices are available, such market prices were utilized as estimated fair values. For Nomura's floating rate loans receivable, carrying value approximates fair value.

Long-term borrowings

For certain bonds and notes issued by Nomura, Nomura enters into interest rate and currency swap contracts designated as hedges. Fair values of the bonds and notes and related hedge instruments were estimated using quoted market prices where available or by discounting future cash flows.

Other liabilities — Other

The carrying value that differs from the fair value mainly consists of derivative contracts for non-trading purposes. At March 31, 2001, the carrying value of these derivative contracts is accounted for under the accrual method. The fair value of these derivatives is determined using pricing models as well as the derivative contracts for trading purposes. At March 31, 2002, the on-balance sheet values of derivatives for non-trading purposes are recorded at estimated fair value.

5. Earnings per share:

The reconciliation of the numbers and the amounts used in the basic and diluted net income per share computations is as follows:

	Number of shares		
	Year ended March 31		
	2000	2001	2002
Weighted average number of shares on which basic net income per share is calculated	1,962,650,763	1,962,936,726	1,963,880,562
Effect of dilutive convertible bonds and warrants	15,754,832	311	9,022,120
Number of shares on which diluted net income per share is calculated	1,978,405,595	1,962,937,037	1,972,902,682

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Net income applicable to common stock	¥203,549	¥57,410	¥168,046	$1,266,360
Effect of dilutive convertible bonds and warrants	559	—	278	2,095
Net income on which diluted net income per share is calculated	¥204,108	¥57,410	¥168,324	$1,268,455

	Yen			Translation into U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Net income per share:				
Basic	¥103.71	¥29.25	¥85.57	$0.64
Diluted	¥103.17	¥29.25	¥85.32	$0.64

The following convertible bonds were not included in the diluted net income per share calculation because such items would have been antidilutive:

	Number of shares
	Year ended March 31, 2001
Convertible bonds	9,022,120

6. Receivables from and payables to customers and other:

Loans receivable from customers consist of loans for margin transactions and commercial loans. The former, which amounts to ¥137,431 million and ¥82,152 million ($619,081 thousand) at March 31, 2001 and 2002, respectively, is collateralized by customers' securities and is also secured by customers' deposits of securities. Commercial loans, which amount to ¥144,993 million and ¥139,303 million ($1,049,759 thousand) at March 31, 2001 and 2002, respectively, are provided by the lending operations of subsidiaries.

Receivables from and payables to customers include amounts due to cash transactions. Payable to customers also includes deposits received from customers amounting to ¥137,229 million and ¥157,724 million ($1,188,576 thousand) at March 31, 2001 and 2002, respectively.

Loans receivable from other than customers mainly consist of loans receivable from institutional counterparties in the money markets used for short-term financing.

Changes in the allowance for doubtful accounts for the years ended March 31, 2000, 2001 and 2002 are shown below:

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Balance at beginning of year	¥(26,706)	¥(15,181)	¥(26,529)	$(199,917)
Addition:				
Charged to costs and expenses	(3,418)	(15,412)	(5,002)	(37,694)
Deduction:				
Charge-offs	14,299	4,608	6,078	45,803
Other:				
Contribution of PFG entities	—	—	8,461	63,760
Other — net	644	(544)	(1,418)	(10,686)
Balance at end of year	¥(15,181)	¥(26,529)	¥(18,410)	$(138,734)

7. PFG entities — land, buildings, equipment and furniture and fixtures:

Land, buildings, equipment and furniture and fixtures of PFG entities included in the consolidated balance sheet at March 31, 2001 consisted of the following:

	Millions of yen
	March 31, 2001
Buildings	¥ 614,662
Equipment	83,952
Furniture and fixtures	42,319
Land	170,368
	911,301
Accumulated depreciation	(75,447)
Balance at end of year	¥ 835,854

8. Borrowings:

Non-PFG entities

Borrowings of Nomura, excluding PFG entities, at March 31, 2001 and 2002 are shown below:

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Short-term borrowings:			
Bank loans	¥ 483,948	¥ 238,291	$ 1,795,712
Loans from financial institutions other than banks	108,891	845,093	6,368,448
Commercial paper	355,430	388,000	2,923,888
Current portion of long-term borrowings	203,554	218,120	1,643,708
Total	¥1,151,823	¥1,689,504	$12,731,756

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Long-term borrowings:			
Long-term bank loans	¥ 271,226	¥ 380,313	$ 2,865,961
Funding balances of bonds and notes issued			
Fixed-rate obligations:	451,511	413,484	3,115,931
Japanese yen denominated(1)	416,199	413,484	3,115,931
Non-Japanese yen denominated	35,312	—	—
Variable-rate obligations:	42,077	46,460	350,113
Japanese yen denominated	34,200	33,131	249,668
Non-Japanese yen denominated	7,877	13,329	100,445
Medium-term notes:	789,154	955,570	7,200,980
Japanese yen denominated	573,400	718,094	5,411,409
Non-Japanese yen denominated	215,754	237,476	1,789,571
	1,282,742	1,415,514	10,667,024
Trading balances of bonds and notes issued	138,770	177,147	1,334,943
	1,692,738	1,972,974	14,867,928
Less-Portion due within one year	203,554	218,120	1,643,708
Total	¥1,489,184	¥1,754,854	$13,224,220

(1) Convertible bonds and warrants included in "Fixed-rate obligations: Japanese yen denominated" are shown below:

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
1.9% convertible at ¥3,360.40 per share — due 2002	¥ 7,980	¥ —	$ —
1.4% convertible at ¥4,308.60 per share — due 2003	28,641	28,641	215,833
1.01% warrant at ¥2,305.00 per share — due 2005	2,631	2,631	19,827

At March 31, 2002, fixed-rate obligations are due between 2003 and 2011 at interest rates ranging from 0.15% to 3.70%. Variable-rate obligations, which are generally based on LIBOR, are due between 2004 and 2015 at interest rates ranging from 0.31% to 5.00%. Medium-term notes are due between 2003 and 2032 at interest rates ranging from 0.0% to 11.09%.

The bond agreements for convertible yen bonds issued by the Company stipulate, among other things, the following:

(1) Under the terms of the agreements for the 1.9% bonds, the cumulative amount of cash dividends may not exceed ¥27,500 million plus the aggregate amount of recurring profit after income taxes (as defined in the indentures) of the Company, beginning with the fiscal year ended March 31, 1986.

(2) At the option of the Company, the bonds are redeemable in whole or in part at specified prices or they may be repurchased.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the holder at specified dates prior to maturity.

Nomura enters into swap agreements to manage its exposure to interest rate and currency risks. Principally, bonds and notes issued by subsidiaries are effectively converted to LIBOR-based floating rate obligations by such swap agreements.

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, at March 31, 2001 and 2002 were as follows:

	March 31	
	2001	2002
Short-term borrowings	1.91%	0.49%
Long-term borrowings	2.61%	2.43%
Fixed-rate obligations	2.37%	1.55%
Variable-rate obligations	2.97%	1.02%
Medium-term notes	2.96%	3.55%

Trading balances

These balances represent bonds and notes issued by special purpose entities. These bonds and notes were not issued for the purpose of Nomura's funding but for trading purposes for Nomura to gain profits from distribution of such bonds and notes to investors. Such bonds and notes are secured on or referenced to certain assets held by the special purpose entities, and the interest rates and/or redemption values or maturity have been linked to the performance of these referenced assets.

The aggregate annual maturities of long-term borrowings as of March 31, 2002 consists of the following:

Year ending March 31	Millions of yen	Translation into thousands of U.S. dollars
2003	¥ 218,120	$ 1,643,708
2004	299,949	2,260,354
2005	284,868	2,146,707
2006	48,437	365,011
2007	175,091	1,319,450
2008 and thereafter	946,509	7,132,698
	¥1,972,974	$14,867,928

Borrowing facilities

At March 31, 2001 and 2002, Nomura, excluding PFG entities, had unused committed lines of credit amounting to ¥906,166 million and ¥904,491 million ($6,816,059 thousand), respectively.

Non-recourse PFG entities loans and bonds

The PFG entities had ¥869,214 million of borrowings at March 31, 2001. Each entity manages its own financing needs and all debt is non-recourse to Nomura other than PFG entities.

Borrowings of PFG entities at March 31, 2001 are shown below:

	Millions of yen
	March 31, 2001
Bank and other loans	¥335,138
Loans from financial institutions other than banks	17,013
Bonds and other long-term borrowings	517,063
Total	¥869,214

The weighted-average interest rate on PFG entities' short-term borrowings, which include bank and other loans, was 7.0% at March 31, 2001. At March 31, 2001, the weighted average interest rate on PFG entities' long-term borrowings was 7.2%.

Certain loans and bonds related to PFG were subject to covenants in respect of debt service covered and minimum net worth.

At March 31, 2001, PFG entities had unused committed lines of credit amounting to ¥77,570 million.

9. Assets pledged:

In the normal course of business, certain of Nomura's assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and other purposes. At March 31, 2001 and 2002, carrying value of assets pledged, except for securities financing transactions that are disclosed in Note 4, and assets pledged by PFG entities, are as follows:

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Trading securities	¥47,409	¥776,595	$5,852,261
Non-trading debt securities	14,209	13,203	99,495
Investments in equities securities	7,342	—	—
Land and buildings	8,742	8,656	65,230
	¥77,702	¥798,454	$6,016,986

Assets in the above table were mainly pledged to financial institutions for loan payable and derivative transactions.

In addition, Nomura repledged ¥186,084 million and ¥335,511 million ($2,528,342 thousand) of securities borrowed at March 31, 2001 and 2002 as collateral for bank loans and other loans.

PFG entities had pledged their assets of ¥952,996 million at March 31, 2001 as collateral for bank loans and other long-term borrowings.

10. Lump-sum severance indemnities, pension plans and postretirement health care plans:

Employees of the Company and most subsidiaries in Japan ("the Japanese entities") who terminate employment are entitled, under most circumstances, to lump-sum severance indemnities and pension payments, as described below.

The unfunded retirement plans generally employ a multi-variable formula based upon position in the Japanese entities and years of service and provide lump-sum severance indemnities for employees with at least two years of service. The minimum payment is an amount based on voluntary separation. In addition to the minimum payment, employees receive additional benefits upon reaching retirement age, death or for other defined reasons. The amount of lump-sum severance indemnities under the unfunded retirement plans is subject to certain reductions based on benefits payable under the pension plan described below.

In addition to the unfunded retirement plans, the Japanese entities have non-contributory defined benefit pension plans which provide for annuity payments subsequent to retirement or lump-sum payments at the time of retirement for employees who terminate employment at or after the age of 53 with more than 20 years of service. The annuity is payable commencing at the age of 60. Lump-sum payments are also provided to employees who are not entitled to annuity payments. The annuity or lump-sum payments are determined by reference to eligible compensation at the time of severance, years of service and other factors.

PFG entities operate a number of defined benefit and defined contribution plans throughout the world which are financed according to local practice. The majority of PFG entities' defined benefit pension benefits are provided for its employees and former employees in the UK, Norway, Sweden and Germany. In addition, retirement indemnities are provided for employees in France. Pension benefits provided for other overseas participants are, in general, either government-provided or defined contribution.

The following tables present a reconciliation of the status of the Japanese entities' unfunded retirement plans and defined benefit pension plans and the PFG entities' defined benefit pension plans, and the amounts recorded in the consolidated balance sheets at March 31, 2001 and 2002:

Japanese plans—

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Change in projected benefit obligation:			
Benefit obligation at beginning of year	¥(162,654)	¥(178,659)	$(1,346,337)
Service cost	(8,176)	(7,109)	(53,572)
Interest cost	(4,229)	(4,255)	(32,065)
Actuarial gains and losses	(10,222)	(3,051)	(22,992)
Acquisition and other	(532)	(7)	(53)
Benefits paid	7,154	7,671	57,807
Benefit obligation at end of year	(178,659)	(185,410)	(1,397,212)
Change in plan assets:			
Fair value of plan assets at beginning of year	98,731	117,029	881,907
Actual return on plan assets	(11,013)	(6,154)	(46,375)
Employer contribution	34,112	5,525	41,635
Benefits paid	(4,801)	(5,320)	(40,091)
Fair value of plan assets at end of year	117,029	111,080	837,076
Funded status	(61,630)	(74,330)	(560,136)
Unrecognized net assets at transition	(1,265)	(841)	(6,337)
Unrecognized net actuarial loss	57,166	66,781	503,248
Unrecognized prior service cost	1,545	1,189	8,960
Net accrued pension liabilities	(4,184)	(7,201)	(54,265)

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Intangible asset	(3,825)	(2,710)	(20,422)
Minimum pension liability adjustment	(36,044)	(46,198)	(348,139)
Accrued pension/severance cost recognized in the consolidated balance sheets	¥ (44,053)	¥ (56,109)	$ (422,826)

PFG entities' plans—

The following table represents the status of PFG entities' defined benefit pension plans as of March 31, 2001 and 2002. On March 27, 2002, PFG entities were contributed to a limited partnership (see Note 3). The benefit plans associated with PFG entities were also contributed and accordingly, the prepaid pension cost at March 31, 2002 was nil.

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Change in projected benefit obligation:			
Benefit obligation at beginning of year/period	¥(126,555)	¥(148,906)	$(1,122,125)
Business combinations	(16,155)	(7,164)	(53,986)
Spin-offs	—	10,022	75,524
Service cost	(1,686)	(2,163)	(16,300)
Interest cost	(7,755)	(7,293)	(54,959)
Employee contributions	(495)	(749)	(5,644)
Curtailment gain	174	390	2,939
Settlements	—	90	678
Actuarial gains and losses	3,901	(8,386)	(63,195)
Benefit payments	6,918	7,132	53,745
Foreign exchange rate change	(7,253)	(11,228)	(84,612)
Benefit obligation at end of year/period	(148,906)	(168,255)	(1,267,935)
Change in plan assets:			
Fair value of plan assets at beginning of year/period	183,763	200,398	1,510,158
Business combinations	11,799	8,147	61,394
Spin-offs	—	(9,485)	(71,477)
Actual return on plan assets	1,571	3,325	25,056
Employer contributions	367	1,392	10,490
Employee contributions	495	749	5,644
Settlements	—	(90)	(678)
Benefit payments	(6,918)	(7,132)	(53,745)
Foreign exchange rate change	9,321	14,218	107,144
Fair value of plan assets at end of year/period	200,398	211,522	1,593,986

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Funded status	51,492	43,267	326,051
Unrecognized net actuarial (gain)/loss	(3,066)	10,696	80,603
Unrecognized prior service cost	—	(985)	(7,423)
Contribution of PFG entities	—	(52,978)	(399,231)
Prepaid pension cost recognized in the consolidated balance sheets	¥ 48,426	¥ —	$ —

The provisions of SFAS No. 87 require the recognition of an additional minimum liability for each defined benefit plan for which the accumulated benefit obligation exceeds the plan assets. This liability has been recorded as accrued pension and severance costs with an offsetting intangible asset. Because the asset recognized may not exceed the amount of unrecognized prior service cost and transition obligation, the amount of the intangible asset recognized in excess of the amount of unrecognized prior service cost and transition obligation, net of tax benefits, is reported as a separate reduction of shareholders' equity at March 31, 2001 and 2002, respectively.

The aggregate benefit obligation for those plans where the accumulated benefit obligation exceeded the fair value of plan assets at March 31, 2001 and 2002 was as follows:

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Accumulated benefit obligation	¥160,739	¥167,188	$1,259,894

Assets of the plans are administered by several independent financial institutions and are invested principally in fixed income and equity securities. The Japanese entities' policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members.

The weighted-average assumptions at the latest actuarial valuation date used in determining the present values of the projected benefit obligation as of that date and net periodic pension and service costs for the following fiscal years were as follows:

Japanese plans—

	Year ended March 31		
	2000	2001	2002
Discount rate	2.6%	2.4%	2.3%
Rate of increase in compensation levels	4.3%	4.1%	4.1%
Long-term return on plan assets	2.3%	4.2%	2.6%

PFG entities' plans—

	Year ended March 31		
	2000	2001	2002
Discount rate	6.3%	6.0%	5.8%
Rate of increase in compensation levels	5.0%	4.4%	4.4%
Long-term return on plan assets	5.5%	5.4%	5.7%
Pension increase	3.0%	2.5%	2.5%

The net pension and severance costs of the benefit plans for the years ended March 31, 2000, 2001 and 2002 included the following components:

Japanese plans—

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Service cost	¥ 6,756	¥ 8,176	¥ 7,109	$ 53,572
Interest cost	4,499	4,229	4,255	32,065
Expected return on plan assets	(1,364)	(5,026)	(3,111)	(23,445)
Amortization of net transition assets	(424)	(424)	(424)	(3,195)
Amortization of net actuarial losses	2,036	1,061	3,044	22,939
Amortization of prior service cost	356	356	356	2,683
Net periodic pension and severance costs	¥11,859	¥ 8,372	¥11,229	$ 84,619

PFG entities' plans—

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Service cost	¥ 1,631	¥ 1,686	¥ 2,163	$ 16,300
Interest cost	7,494	7,755	7,293	54,959
Expected return on plan assets	(9,131)	(9,952)	(8,816)	(66,436)
Amortization of prior service cost	—	—	(55)	(415)
Amortization of net actuarial gain	—	(8)	—	—
Net periodic pension costs	¥ (6)	¥ (519)	¥ 585	$ 4,408
Curtailment/settlement gain	¥ (180)	¥ (174)	¥ (390)	$ (2,939)

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Substantially all employees of the Japanese entities were covered under an industry-wide multi-employer non-contributory welfare pension plan which is administered by the Japan Securities Dealers Employees Pension Fund (JSDE Fund) in coordination with the contributory governmental welfare pension plan. Most of the Japanese entities applied JSDE Fund to voluntarily withdraw from JSDE Fund and the meeting of representatives of JSDE Fund approved it on July 16, 2001. The Minister of Health,

Labor and Welfare authorized the approval on August 1, 2001 and most of the Japanese entities withdrew from JSDE Fund at the end of August 2001. Pursuant to the regulations of JSDE Fund, a special withdrawal charge of ¥18,892 million ($142,366 thousand) was paid by most of the Japanese entities and charged to income in September 2001. Additionally, the Company and certain subsidiaries provide certain health care benefits to both active and retired employees through its Nomura Securities Health Insurance Society ("NSHIS"), and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries sponsor certain health care benefits to retired employees ("Special Plan") and these retirees are permitted to continue participation in this Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is administered together with NSHIS and the funded status of this Special Plan is not computed separately since the plan is jointly administered by NSHIS and the national government and, therefore, it is a multi-employer post-retirement plan. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. As multi-employer plans, the net postretirement benefit cost for the year is equivalent to the required contribution for the period. Amounts charged to pension cost and contributed to these plans were ¥5,721 million, ¥6,570 million and ¥5,421 million ($40,852 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

Substantially all overseas subsidiaries, excluding PFG entities, have various local defined contribution pension plans or defined benefit plans covering certain employees. The contributions to the defined contribution pension plans, which are charged to income, are ¥1,364 million, ¥2,086 million and ¥2,631 million ($19,827 thousand) for the year ended March 31, 2000, 2001 and 2002, respectively. The contribution to the defined benefit pension plans is not material. In addition, the Company and Nomura Securities Co., Ltd. have newly adopted defined contribution pension plan on December 2001. The contributions to this plan amount to ¥176 million ($1,326 thousand) for the year ended March 31, 2002.

11. Stock-based compensation plan:

In August 2000, Nomura adopted a Stock Option Plan ("Stock Option Plan"). Upon the issuance of unsecured bonds with detachable warrants, Nomura has purchased all 2,631 detachable warrants for the Stock Option Plan and delivered 2,619 warrants to directors, statutory auditors and certain employees. The exercise price per share is ¥2,305 and, with exercising a warrant, the common stocks of the Company, the number of which is calculated as ¥1 million divided by the exercise price, can be subscribed. The warrants vest after 6 months from the grant date and are exercisable up to four years from the date of grant.

The warrant activity for the years ended March 31, 2001 and 2002 are summarized below:

	Number of shares under warrants	
	Year ended March 31	
	2001	2002
Outstanding and exercisable at beginning of year	—	1,133,622
Granted	1,136,225	—
Exercised	—	(2,603)
Repurchased	(2,603)	(89,805)
Outstanding and exercisable at end of year	1,133,622	1,041,214

The remaining life of the warrants as of March 31, 2002 is 2.4 years and the compensation expense for the year ended March 31, 2001 and 2002 are ¥109 million and nil respectively.

SFAS No. 123 "Accounting for Stock-Based Compensation", which prescribes the recognition of stock-based compensation expense based on the fair value of the warrants on the grant date, allows companies to continue applying APB No. 25, if certain pro forma disclosures are made assuming hypothetical fair value method application. Had stock-based compensation expense for the Stock Option Plan been recognized pursuant to SFAS No. 123, Nomura's net income and net income per share for the year ended March 31, 2001 would be impacted as shown in the following tables:

	Millions of yen
Net income:	
As reported	¥57,410
Pro forma	56,636

	Yen
Basic earnings per share:	
As reported	¥29.25
Pro forma	28.85
Diluted earnings per share:	
As reported	¥29.25
Pro forma	28.85

Pro forma information for the year ended March 31, 2002 is not presented as there are no differences between "As reported" and "Pro forma."

The fair value of warrants granted during the year ended March 31, 2001 was ¥777 per share at the grant date. The fair value of warrants granted on the date of grant was determined using a Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield	0.63%
Expected volatility	45.70%
Risk-free interest rate	1.11%
Expected lives	4 years

The Company is planning to issue the stock subscription warrants as stock options for the purpose of enhancing the incentives for the higher performance of the directors, statutory auditors and employees of the Company and its subsidiaries.

Issuance of stock subscription warrants without receipt of consideration was introduced in accordance with Article 280-20 and 280-21 of the Commercial Code of Japan. The plan for such issuance was approved at the annual meeting of shareholders held on June 26, 2002.

According to the plan, the Company shall grant the stock subscription warrants up to 2,500 rights for the acquisition of 2.5 million shares. Each warrant shall have the right to acquire 1,000 shares. The exercise price will be the greater of either the average daily closing prices of commons stock on the Tokyo Stock Exchange during the calendar month immediately prior to the grant or the closing price of the shares on the date of the grant.

12. Income taxes:

The components of income tax expense reflected in the consolidated income statements are as follows:

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Current:				
Domestic	¥ 1,829	¥39,983	¥ 36,539	$ 275,351
Foreign	11,037	13,710	25,359	191,100
	12,866	53,693	61,898	466,451
Deferred:				
Domestic	148,545	36,021	(72,650)	(547,475)
Foreign	7,260	9,048	15,678	118,146
	155,805	45,069	(56,972)	(429,329)
Total	¥168,671	¥98,762	¥ 4,926	$ 37,122

The Company and subsidiaries in Japan are subject to a normal effective statutory tax rate of approximately 42% for the year ended March 31, 2000, 2001 and 2002, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

A reconciliation of the effective income tax rate reflected in the consolidated income statements to the normal effective statutory tax rate is as follows:

	Year ended March 31		
	2000	2001	2002
Normal effective statutory tax rate	42.0%	42.0%	42.0%
Impact of:			
Change in valuation allowance	1.3	19.4	19.5
Non-deductible expenses	3.5	8.2	1.9
Dividends from subsidiaries	0.9	0.1	1.3
Amortization of negative goodwill	—	(3.5)	(3.2)
Contribution of PFG entities	—	—	(25.4)
Non-taxable revenue	(0.8)	(2.4)	(2.4)
Loss on sale/devaluation of investment in subsidiaries and affiliates	(2.7)	(0.4)	(18.2)
Lower tax rate applicable to income of foreign subsidiaries	(1.1)	2.7	(14.0)
Others	2.2	(2.9)	1.3
Effective tax rate	45.3%	63.2%	2.8%

The net deferred tax assets of ¥87,006 million and ¥132,808 million ($1,000,814 thousand) included in the consolidated balance sheets at March 31, 2001 and 2002, respectively, represent the total of the temporary difference in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥65,034 million and ¥24,816 million ($187,008 thousand) included in *Other liabilities — Other* in the consolidated balance sheets at March 31, 2001 and 2002, respectively, represent the total amount of the temporary difference in components of those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities at March 31, 2001 and 2002 are as follows:

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Deferred tax assets			
Depreciation and amortization	¥ 83,714	¥ 9,107	$ 68,628
Valuation of securities and derivatives	31,546	99,250	747,928
Accrued expenses and provisions	13,819	20,234	152,479
Operating losses	138,568	174,178	1,312,570
Accrued severance and pension costs	25,536	31,552	237,769
Capital loss carryforwards	15,664	—	—
Valuation of fixed assets	13,138	14,847	111,884
Others	22,753	24,848	187,249
Gross deferred tax assets	344,738	374,016	2,818,507
Less — Valuation allowance	(176,837)	(129,153)	(973,270)
Total deferred tax assets	167,901	244,863	1,845,237
Deferred tax liabilities			
Valuation of securities and derivatives	104,243	97,551	735,124
Accrued severance and pension costs	18,686	—	—
Undistributed earnings of foreign subsidiaries	5,994	5,318	40,075
Others	17,006	34,002	256,232
Total deferred tax liabilities	145,929	136,871	1,031,431
Net deferred tax assets	¥ 21,972	¥ 107,992	$ 813,806

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with the operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries management of the Company believes that it is more likely than not that these deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets for the years ended March 31, 2000, 2001 and 2002 are shown below:

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Balance at beginning of year	¥34,271	¥ 62,684	¥176,837	$1,332,607
Net change during the year	28,413	114,153	(47,684)	(359,337)
Balance at end of year	¥62,684	¥176,837	¥129,153	$ 973,270

At March 31, 2002, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥129,166 million ($973,369 thousands).

At March 31, 2002, Nomura has net operating loss carryforwards, for income tax purposes, of ¥445,159 million ($3,354,627 thousand) resulting from operations primarily in Japan and the U.S. These losses, except for the amount of ¥41,739 million ($314,537 thousand) which can be carried forward indefinitely, expire as follows: 2003 through 2007 — ¥155,640 million ($1,172,871 thousand), 2008 and thereafter — ¥247,780 million ($1,867,219 thousand). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

13. Common stock, legal reserve and retained earnings:

In accordance with the provisions of the Japanese Commercial Code, conversions of convertible debt into common stock are accounted for by crediting more than one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

The balance of retained earnings at March 31, 2001 and 2002 includes statutory legal reserves required under the Japanese Commercial Code and Japanese Securities and Exchange Law that restricts as to the payments of dividends under the Commercial Code to shareholders as of March 31, 2002. At March 31, 2002, ¥1,026,343 million ($7,734,310 thousand) of statutory retained earnings of the Company is not subject to this restriction, which was based on the amount recorded in the Company's statutory books of account maintained in accordance with accounting principles and practices prevailing in Japan. The U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the statutory books of account have no effect on the determination of retained earnings restricted for dividends under the Commercial Code.

Retained earnings includes accumulated deficit of ¥13,340 million and ¥79,882 million ($601,974 thousand) at March 31, 2001 and 2002, respectively, relating to equity in accumulated deficit, net of undistributed earnings, of companies accounted for by the equity method.

The appropriation of retained earnings with respect to the year ended March 31, 2002, which has been incorporated in the accompanying consolidated financial statements, was approved at the annual meeting of shareholders held on June 26, 2002 and have been recorded in the statutory books of account in accordance with the Commercial Code after shareholders' approval.

The shareholders of the Company approved a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan on June 26, 2002, as follows: (a) total number of shares authorized for repurchase is up to 100 million shares, (b) total value of shares authorized for repurchase is up to ¥250 billion ($1,884 million), (c) the Company is authorized to repurchase its stock by the closing of the annual meeting of shareholders for the year ending March 2003.

14. Regulatory requirements and dividend limitation:

Under the Securities and Exchange Law, securities companies in Japan are subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which are defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which include shareholders' equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories, (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions to the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2001 and 2002, capital adequacy ratio of the Company and Nomura Securities Co., Ltd. exceeded 120%.

A broker-dealer in Japan is required to segregate cash deposited by customers on security transactions under the Japanese Securities and Exchange Law. At March 31, 2001, the Company (formerly The Nomura Securities Co., Ltd.) segregated bonds with a market value of ¥178,351 million as a substitute for cash. At March 31, 2002, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥344,442 million ($2,595,644 thousand) as a substitute for cash. Such bonds were included in *Securities inventory* on the accompanying consolidated balance sheets.

A subsidiary in the United States is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is subject to the SEC's Uniform Net Capital Rule, which requires net capital, as defined under the alternative method, of not less than the greater of 2% of aggregate debit items arising from customers transactions, or 4% of funds required to be segregated for customers' regulated commodity accounts. At March 31, 2001 and 2002, the subsidiary's U.S. Government and agencies' securities with a market value of ¥37,258 million and ¥24,112 million ($181,703 thousand), respectively, were segregated for regulatory purposes. Such U.S. Government and agencies' securities were included in *Securities inventory* in the amount of ¥3,805 million and ¥1,992 million ($15,011 thousand) and *Securities purchased under agreements to resell* in the amounts of ¥33,453 million and ¥22,120 million ($166,692 thousand), respectively, on the accompanying consolidated balance sheets. A subsidiary in the United Kingdom, a registered broker-dealer, is subject to the capital requirements of the Securities and Futures Authority of the United Kingdom. Certain other subsidiaries, including banking subsidiaries, are subject to various regulatory requirements that may limit cash dividends and advances to Nomura and that establish minimum capital requirements. At March 31, 2001 and 2002, these subsidiaries were in compliance with all applicable regulatory capital adequacy requirements.

15. Investments in and transactions with affiliated companies:

Entities comprising a material portion of Nomura's investments in affiliated companies or having material impact on Nomura's financial condition and results of operations include JAFCO Co., Ltd, Nomura Research Institute, Ltd., Nomura Land and Building Co., Ltd. and Nomura Finance Co., Ltd.

JAFCO Co., Ltd. ("JAFCO")—

JAFCO, which is the listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Prior to the fiscal year ended March 31, 2000, the Company had directly held 3.6% of the outstanding share capital of JAFCO. In February 2000, the Company acquired an additional 3.9% equity interest in JAFCO for ¥67,399 million at quoted market prices. In March 2000, the Company indirectly acquired an additional 4.8% equity interest in JAFCO through acquiring Nomura Asset Management Co., Ltd, ("NAM"), see Note 3. In February 2001, the Company further acquired an additional 8.9% equity interest in JAFCO for ¥54,395 million at quoted market prices. As a result of these acquisitions, Nomura held 21.1% of the outstanding share capital since March 31, 2001 and adopted the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2002, the Company acquired an additional 0.6% equity interest in JAFCO for a cash consideration of ¥2,122 million ($15,991 thousand) at quoted market prices. The unamortized balances of excess of the cost of the investments in affiliated company over JAFCO's equity in the net assets at the dates of acquisition amount to ¥136,937 million and ¥36,356 million ($273,971 thousand) at March 31, 2001 and 2002, respectively, and are being amortized over a 10 year period.

Subsequent to March 31, 2001, the valuation of Nomura's investment in JAFCO declined significantly. During this period, the Japanese and global capital markets slowed, limiting opportunities for financing activities and equity capital raisings through initial public offering. Nomura recorded the impairment loss of ¥92,441 million ($696,616 thousand) related to a write-down of Nomura's investment in JAFCO for the year ended March 31, 2002. The loss is included in *Non-interest expenses — Other* in the consolidated income statement for the year ended March 31, 2002.

Nomura Research Institute, Ltd ("NRI")—

NRI undertakes domestic and overseas economic research and also develops and maintains computer networks. One of the major customers of NRI is Nomura. Prior to the fiscal year ended March 31, 2000, the Company had directly held 5.0% of the outstanding share capital of NRI. In March 2000, the Company indirectly acquired an additional 20.2% equity interest in NRI through acquiring NAM, see Note 3. As a result, Nomura held 25.2% of the outstanding share capital since March 31, 2000 and adopted the equity method of accounting for the investment in NRI in the consolidated financial statements.

NRI was listed on the First Section of Tokyo Stock Exchange on December 17, 2001 and completed an initial public offering and issued 2 million shares of common stock to third parties at a price of ¥11,000 ($83) per share. Nomura recognized a pretax gain of ¥3,504 million ($26,406 thousand) due to the offering price exceeding Nomura's carrying value per share for the year ended March 31, 2002. As a result of this issuance, Nomura's equity interest in NRI declined from 25.2% to 24.1%. The unamortized balances of excess of the cost of the investments in affiliated company over NRI's equity in the net assets at the dates of acquisition amount to ¥11,570 million and ¥10,284 million ($77,498 thousand), respectively at March 31, 2001 and 2002, and are being amortized over a 10 year period.

Nomura Land and Building Co., Ltd. ("NLB")—

NLB owns a substantial portion of Nomura's leased office space in Japan. The lease transactions with Nomura are disclosed in Note 16. Prior to the fiscal year ended March 31, 2000, the Company had directly held 5.0% of the outstanding share capital of NLB. In March 2000, the Company indirectly acquired an additional 19.9% equity interest in NLB through acquiring NAM, see Note 3. As a result, Nomura held 24.9% of the outstanding share capital since March 31, 2000 and adopted the equity method of accounting for the investment in NLB in the consolidated financial statements. The excess of the cost of the investments in affiliated company over NLB's equity in net assets at the date of acquisition is immaterial.

Nomura Finance Co., Ltd ("NFC")—

The Company and NAM, a consolidated subsidiary, had held 14.8% of the outstanding share capital of NFC. NFC's primary business was that of providing various types of collateralized loans to individuals and companies. The Company used the equity method of accounting for NFC, because the Company considered that it had the ability to exercise influence over the operation of NFC.

In March 1999, Nomura announced its decision to provide financial assistance to NFC in its decisive restructuring plan and to solve NFC's non-performing loan problem. In connection with such financial assistance, Nomura recorded a special provision of ¥348,000 million for financial assistance to NFC, in the consolidated financial statements for the year ended March 31, 1999. Under the plan, the financial assistance was undertaken in the form of cash transfer, of ¥272,800 million and ¥59,000 million for the years ended March 31, 2000 and 2001, respectively. Nomura recognized through the recording of the provision its participation in the losses of NFC, at the time such loss occurred.

On December 4, 2000, the Company and NAM sold their shares of NFC to LSF Nikkei Holding, Ltd. As a consequence of this transaction, Nomura recognized a gain on the sale of the NFC share of ¥3,452 million, and reversed the remained provision for financial assistance of ¥16,200 million, which were included in *Non-interest expenses — Other* in the consolidated income statement for the year ended March 31, 2001.

Changes in the provision for financial assistance to NFC for the years ended March 31, 2000 and 2001, which were included in *Other liabilities — Other*, are shown below:

	Millions of yen	
	Year ended March 31	
	2000	2001
Balance at beginning of year	¥(348,000)	¥(75,200)
Disbursements for financial assistance	272,800	59,000
Reversal of provision	—	16,200
Balance at the end of year	¥ (75,200)	¥ —

A summary of balances and transactions with the affiliated companies except for the lease transactions with NLB, which are disclosed in Note 16, is presented below:

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Investments in affiliated companies	¥240,989	¥124,513	$938,304
Advances to affiliated companies	162,829	132,577	999,073
Time and other deposits received	20,379	—	—

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Revenues	¥ 4,958	¥ 4,217	¥ 8,214	$ 61,899
Non-interest expenses	21,511	23,323	24,995	188,357
Purchase of software and tangible assets	20,008	34,527	26,013	196,029
Sales of tangible assets	18,973	—	—	—

Advances to affiliated companies consist mainly of loans to NLB, which amount to ¥162,610 million and ¥132,550 million ($998,870 thousand), at March 31, 2001 and 2002, respectively. The interest rate of the long-term loan is 2.45% per annum. The loan period is from January 1999 to April 2003.

On March 31, 2001, the Company cancelled its leasehold agreement in relation to a training center building and incidental facilities used by Nomura. A penalty payment of ¥6,875 million was paid to NLB and charged to income for the year ended March 31, 2001.

As described in Note 3, in March 2000, the Company acquired the 68.8% share of NAM from financial institutions and affiliated companies. The Company purchased the 14.9% and 10.6% equity interest in NAM for cash consideration of ¥6,918 million and ¥4,891 million from NRI and NLB, respectively. The purchase price was determined by the valuation method stipulated by the Japanese Inheritance Tax Regulation as well as the price determined with financial institutions.

The aggregate carrying amount and market value of investments in affiliates for which a quoted market price is available are as follows:

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Carrying amount	¥169,841	¥121,843	$ 918,184
Market value	133,190	279,284	2,104,627

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2000, 2001 and 2002 were ¥343 million, ¥277 million and ¥391 million ($2,946 thousand), respectively.

16. Commitments and contingencies:

Credit commitments—

Nomura enters into, in the normal course of its subsidiaries' banking/financing activities, contractual commitments to extend credit, standby letters of credit, underwriting commitments and issuance of financial guarantees, which generally have a fixed expiration date.

Contractual amounts of these commitments at March 31, 2001 and 2002 were as follows:

	Millions of yen		Translation into thousands of U.S. dollars
	March 31		
	2001	2002	2002
Commitments to extend credit and note issuance facility	¥212,270	¥138,599	$1,044,454
Standby letters of credit and financial guarantees	40,138	25,721	193,828

Aggregate credit commitments as of March 31, 2002 by maturity are as follows:

	Millions of yen				
	Total contractual amount	Years to maturity			
		Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Commitments to extend credit and note issuance facility	¥138,599	¥37,584	¥82,949	¥1,500	¥16,566
Standby letters of credit and financial guarantees	25,721	16,559	8,025	270	867

	Translation into thousands of U.S. dollars				
	Total contractual amount	Years to maturity			
		Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Commitments to extend credit and note issuance facility	$1,044,454	$283,225	$625,087	$11,304	$124,838
Standby letters of credit and financial guarantees	193,828	124,785	60,475	2,035	6,533

The contractual notional amounts of these commitments represent Nomura's maximum exposure to credit losses, should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these credit commitments may not represent future cash requirements since commitments may expire without being drawn. The credit risk associated with these commitments varies depending on the customers' creditworthiness and the value of collateral held. Nomura evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on management's credit evaluation of the counterparty.

In connection with its investment banking activities, Nomura has entered into an agreement with a customer under which Nomura has committed to underwrite notes that may be issued by the customer. The outstanding commitment under this agreement is included in Commitments to extend credit and note issuance facility at March 31, 2001 and 2002 in the table above.

Leases—

Leases as lessee

Nomura leases its office space and certain employees' residential facilities in Japan under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses for each of the three years ended March 31, 2000, 2001 and 2002 were ¥51,476 million, ¥46,081 million and ¥41,379 million ($311,824 thousand), respectively. A substantial portion of such rentals was paid to NLB, an affiliated company.

Lease deposits and rentals paid to NLB were as follows:

	Millions of yen			Translation into thousands of U.S. dollars
	March 31			
	2000	2001	2002	2002
Lease deposits	¥70,831	¥75,285	¥55,744	$420,075
Rentals paid during the period	26,501	29,778	24,556	185,049

Presented below is a schedule of minimum future rentals under operating leases with initial or remaining terms exceeding one year:

Year ending March 31	Millions of yen 2002	Translation into thousands of U.S. dollars 2002
2003	¥ 7,201	$ 54,265
2004	5,851	44,092
2005	4,585	34,552
2006	3,675	27,694
2007	3,233	24,363
2008 and thereafter	18,825	141,862
Total minimum lease payments	43,370	326,828
Sub lease income	4,335	32,668
Net minimum lease payments	¥39,035	$294,160

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility, and tax increases.

PFG entities—

Leases as lessor

Assets under noncancelable operating leases as a lessor are as follows:

	Millions of yen
	March 31, 2001
Land	¥109,169
Buildings	499,940
Equipment	92,301
	701,410
Less: accumulated depreciation	(66,135)
Net tangible assets under operating leases	¥635,275

Litigation—

In the normal course of its business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the financial statements.

September 11—

On September 11, 2001 terrorist attacks took place in New York City and Washington, D.C. The attack in New York City caused the destruction of the World Trade Center and also damaged buildings in the surrounding area, including the World Financial Center, the headquarters of our North American operations. Our approximately 850 employees who work in the World Financial Center were relocated to our contingency sites, whereby operations were restored and maintained until our reoccupation of our restored facilities in the World Financial Center in March 2002.

These terrorist attacks had an immediate effect on the global capital markets as the U.S. debt and equity markets were closed for one week and once reopened were trading at levels substantially below the pre-September 11 levels. During the second half of the year ended March 31, 2002, we recorded non-recurring charge related to the events of September 11. This charge included costs associated with writing-off the destroyed and damaged property, costs incurred to clean and restore our office facilities, costs incurred to maintain the World Financial Center facility while it was unoccupied and costs of redeploying our employees to our contingency sites. Costs associated with operating the contingency sites are included in *occupancy and related depreciation* in the income statement. Additionally, we purchased replacement equipment that has been capitalized and will be depreciated over the future economic life, resulting in increased future depreciation expense.

We currently have various insurance policies in place and we have engaged an insurance consultant to assist us in preparing and presenting our claims to our insurers. The charge included in our income statement is net of cash advance received from our insurers. We anticipate presenting our claims in the first half of the year ending March 2003 and we estimate the net effect to the financial statements will be immaterial.

17. Segment information:

Operating segments—

Nomura operates securities businesses, which consist of Domestic Retail and Global Wholesale, and Asset Management businesses as its core businesses. Nomura structures its business segments based upon the nature of products and services as well as main customers base and also the management structure. Nomura reports its operating results in three business segments: Domestic Retail, Global Wholesale and Asset Management.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

- The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

- Investments in the PFG entities were treated as private equity positions for management reporting purposes, as management only view these entities as investments held for ultimate sale and the realization of a capital gain. They were not viewed as operating subsidiaries. Any changes in the management's estimate of fair value of these investments are shown in the non-interest revenue line under Global Wholesale. For the years ended March 31, 2000 and 2001 and for the period from April 1, 2001 through March 27, 2002, these investments were not shown at fair value, but were consolidated at historical cost under U.S. GAAP. The impact of consolidating the PFG entities for the years ended March 31, 2000 and 2001 and for the period from April 1, 2001 through March 27, 2002 and the impact of deconsolidating them on March 27, 2002, including the elimination impact under U.S. GAAP are excluded from the segment information and described in the reconciling items.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in "Other" based upon Nomura's allocation methodologies as used by the management to assess each segment's performance.

Business segments' results for the years ended March 31, 2000, 2001 and 2002 are shown in the following table. Business segments' information on total assets is not disclosed, because management does not utilize information on total assets for its operating decisions and therefore, it is not reported to management.

	Millions of yen				
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2000					
Non-interest revenue	¥375,276	¥404,947	¥ 2,154	¥ (2,468)	¥779,909
Net interest revenue	5,309	(3,488)	432	28,048	30,301
Net Revenue	380,585	401,459	2,586	25,580	810,210
Non-interest expenses	194,345	198,117	2,751	108,795	504,008
Income (loss) before income taxes	¥186,240	¥203,342	¥ (165)	¥ (83,215)	¥306,202
Year ended March 31, 2001					
Non-interest revenue	¥260,193	¥487,644	¥58,237	¥ (5,036)	¥801,038
Net interest revenue	6,236	(24,839)	1,810	21,510	4,717
Net Revenue	266,429	462,805	60,047	16,474	805,755
Non-interest expenses	215,638	210,062	39,537	76,929	542,166
Income (loss) before income taxes	¥ 50,791	¥252,743	¥20,510	¥ (60,455)	¥263,589
Year ended March 31, 2002					
Non-interest revenue	¥226,156	¥385,430	¥46,840	¥ 11,171	¥669,597
Net interest revenue	2,949	54,505	367	14,422	72,243
Net Revenue	229,105	439,935	47,207	25,593	741,840
Non-interest expenses	208,621	248,657	37,031	168,990	663,299
Income (loss) before income taxes	¥ 20,484	¥191,278	¥10,176	¥(143,397)	¥ 78,541
	Translation into thousands of U.S. dollars				
Year ended March 31, 2002					
Non-interest revenue	$1,704,265	$2,904,521	$352,977	$ 84,182	$5,045,945
Net interest revenue	22,223	410,739	2,766	108,681	544,409
Net Revenue	1,726,488	3,315,260	355,743	192,863	5,590,354
Non-interest expenses	1,572,125	1,873,828	279,058	1,273,474	4,998,485
Income (loss) before income taxes	$ 154,363	$1,441,432	$ 76,685	$(1,080,611)	$ 591,869

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the "Other" column.

The following table presents the major components of income/(loss) before income taxes in "Other".

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Gain/(loss) on investment securities	¥ 23,794	¥ (4,404)	¥ 218	$ 1,643
Equity in earnings (losses) of affiliates	2,043	(21,635)	(9,551)	(71,975)
Amortization of goodwill and negative goodwill	—	13,040	13,316	100,347
(Loss)/gain on sales of tangible assets	(28,246)	(272)	102	768
Other losses arising from long-lived assets and cancellation of occupancy agreements	(17,454)	(25,232)	(5,321)	(40,098)
Corporate items	(53,917)	(30,643)	(41,730)	(314,469)
Impairment loss on investment in an affiliated company	—	—	(92,441)	(696,616)
Multi-employer pension plan	—	—	(18,720)	(141,070)
Gain from changes in equity of an affiliated company	—	—	3,504	26,406
Others	(9,435)	8,691	7,226	54,453
Total	¥(83,215)	¥(60,455)	¥(143,397)	$(1,080,611)

The table below presents reconciliation of the combined segment information included in the preceding table on page F-53 to Nomura's reported net revenue and income before income taxes in the consolidated income statements.

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Net Revenue	¥ 810,210	¥805,755	¥ 741,840	$5,590,354
Unrealized gain/(loss) on investments in equity securities held for relationship purpose	66,901	(87,390)	(60,177)	(453,481)
Effect of consolidation/deconsolidation of the PFG entities	185,539	197,290	639,688	4,820,558
Consolidated net revenue	¥1,062,650	¥915,655	¥1,321,351	$9,957,431
Income before income taxes	¥ 306,202	¥263,589	¥ 78,541	$ 591,869
Unrealized gain/(loss) on investments in equity securities held for relationship purpose	66,901	(87,390)	(60,177)	(453,481)
Effect of consolidation/deconsolidation of the PFG entities	(883)	(20,027)	154,608	1,165,094
Consolidated income before income taxes	¥ 372,220	¥156,172	¥ 172,972	$1,303,482

Geographic Information—

In general, Nomura's identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura's activities and services it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura's operations. Net revenue in "Americas" and "Europe" substantially represents Nomura's operations in the United States and the United Kingdom, respectively.

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Net revenue:				
Americas	¥ 64,178	¥ 61,357	¥ 20,772	$ 156,534
Europe	291,803	295,540	845,775	6,373,587
Asia and Oceania	13,111	9,649	10,629	80,098
Sub-total	369,092	366,546	877,176	6,610,219
Japan	693,558	549,109	444,175	3,347,212
Consolidated	¥1,062,650	¥ 915,655	¥1,321,351	$9,957,431

	Millions of yen			Translation into thousands of U.S. dollars
	Year ended March 31			
	2000	2001	2002	2002
Income (loss) before income taxes:				
Americas	¥ 10,060	¥ 4,084	¥(40,156)	$ (302,607)
Europe	17,436	(12,757)	225,002	1,695,569
Asia and Oceania	(5,931)	(11,045)	(9,906)	(74,650)
Sub-total	21,565	(19,718)	174,940	1,318,312
Japan	350,655	175,890	(1,968)	(14,830)
Consolidated	¥372,220	¥156,172	¥172,972	$1,303,482

	Millions of yen			Translation into thousands of U.S. dollars
	March 31			
	2000	2001	2002	2002
Long-lived assets:				
Americas	¥ 9,578	¥ 9,961	¥ 10,898	$ 82,125
Europe	471,929	876,194	36,926	278,267
Asia and Oceania	1,940	2,022	1,499	11,296
Sub-total	483,447	888,177	49,323	371,688
Japan	99,478	114,508	127,120	957,950
Consolidated	¥582,925	¥1,002,685	¥176,443	$1,329,638

There is no revenue derived from transactions with a single major external customer for the years ended March 31, 2000, 2001 and 2002.

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOMURA HOLDINGS, INC.

By: /s/ JUNICHI UJIIE

Name: Junichi Ujiie
Title: President and Chief Executive Officer
and Representative Director

Date: June 28, 2002

INDEX OF EXHIBITS

Exhibit Number	Description
1.1	— Articles of Incorporation of the registrant (with English translation)
1.2	— Share Handling Regulations of the registrant (with English translation)
1.3	— Regulations of the Board of Directors of the registrant (with English translation)
1.4	— Regulations of the Board of Statutory Auditors of the registrant (with English translation)
1.5	— Corporate Separation Agreement, dated May 17, 2001, between the registrant and Nomura Securities Spin-off Preparation Company, Limited (with English translation) (incorporated by reference to the Registration Statement on Form 20-F (File No. 1-15270) filed on December 13, 2001)
2.1	— Specimen common stock certificates of the registrant (incorporated by reference to the Registration Statement on Form 20-F (File No. 1-15270) filed on December 13, 2001)
2.2	— Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-14178) filed on December 10, 2001)
8.1	— Subsidiaries of the registrant